Owens Corning
2008 Annual Report

OWENS CORNING ®

INNOVATIONS FOR LIVING™

In this 2008 Annual Report, unless otherwise expressly set forth or as the context otherwise indicates:

- *The term "Predecessor" refers to Owens Corning Sales, LLC (formerly known as Owens Corning), prior to its emergence from bankruptcy on October 31, 2006.*
- *The terms "Owens Corning," "the Company," "we," "our" and "us" refer to Owens Corning (formerly known as Owens Corning (Reorganized) Inc.), a Delaware corporation, and its subsidiaries, after Predecessor's emergence from bankruptcy.*

Portions of this 2008 Annual Report are included from documents filed with the Securities and Exchange Commission (the "Commission"). See italicized language in the Table of Contents below for reference to these documents.

Table of Contents

* * *

Copies of our Annual Report on Form 10-K, other documents filed with the Commission and certain other financial information are available through our website at www.owenscorning.com. Company documents filed electronically with the Commission also can be found at the Commission's website at www.sec.gov. You will be mailed a copy of our Annual Report on Form 10-K upon request to:

Owens Corning
One Owens Corning Parkway
Toledo, OH 43659
Attention: Corporate Secretary
Telephone: (419) 248-8000

SELECTED FINANCIAL DATA

	Successor			Predecessor		
	Twelve Months Ended December 31,		Two Months Ended December 31,	Ten Months Ended October 31,	Twelve Months Ended December 31,	
	2008(a)	2007(b)	2006(c)	2006(d)	2005(e)	2004(f)
	(in millions, except per share data)					
Statement of Earnings (Loss)						
Net sales	$5,847	$4,978	$ 772	$ 4,627	$ 5,177	$ 4,626
Cost of sales	4,925	4,202	688	3,713	4,079	3,674
Gross margin	922	776	84	914	1,098	952
Marketing and administrative expenses	617	498	86	408	521	490
Science and technology expenses	69	63	30	48	56	44
Restructuring costs	7	28	20	12	—	—
Chapter 11-related reorganization items	1	—	10	45	45	54
Provision (credit) for asbestos litigation claims (recoveries)	—	—	—	(13)	4,267	(24)
Employee emergence equity program expense	26	37	6	—	—	—
(Gain) loss on sale of fixed assets and other	(32)	6	8	(65)	(18)	(2)
Earnings (loss) from continuing operations before interest and taxes	234	144	(76)	479	(3,773)	390
Interest expense (income), net	116	122	29	241	740	(12)
Gain on settlement of liabilities subject to compromise	—	—	—	(5,864)	—	—
Fresh-start accounting adjustments	—	—	—	(2,919)	—	—
Earnings (loss) from continuing operations before taxes	118	22	(105)	9,021	(4,513)	402
Income tax expense (benefit)	931	(8)	(35)	991	(400)	211
Earnings (loss) from continuing operations before equity in net earnings (loss) of affiliates	(813)	30	(70)	8,030	(4,113)	191
Equity in net earnings (loss) of affiliates	2	(1)	—	4	(5)	(2)
Earnings (loss) from continuing operations	(811)	29	(70)	8,034	(4,118)	189
Discontinued operations (g)						
Earnings (loss) from discontinued operations, net of tax of $0, $5, $(5), $45, $24 and $25, respectively	—	9	(11)	127	35	36
Gain on sale of discontinued operations, net of tax of $0, $40, $0, $0, $0, and $0, respectively	—	60	—	—	—	—
Net earnings (loss)	(811)	98	(81)	8,161	(4,083)	225
Less: Net earnings (loss) attributable to noncontrolling interests	2	3	4	4	(1)	6
Net earnings (loss) attributable to Owens Corning	$ (813)	$ 95	$ (85)	$ 8,157	$ (4,082)	$ 219
Amounts attributable to Owens Corning common stockholders:						
Earnings (loss) from continuing operations, net of tax	$ (813)	$ 26	$ (74)	$ 8,030	$ (4,117)	$ 183
Discontinued operations, net of tax	—	69	(11)	127	35	36
Net earnings (loss)	$ (813)	$ 95	$ (85)	$ 8,157	$ (4,082)	$ 219
Basic earnings (loss) per common share						
Earnings (loss) from continuing operations attributable to Owens Corning common stockholders	$ (6.38)	$ 0.20	$ (0.58)	$145.20	$ (74.45)	$ 3.31
Earnings (loss) from discontinued operations attributable to Owens Corning common stockholders	$ —	$ 0.54	$ (0.09)	$ 2.30	$ 0.63	$ 0.65
Diluted earnings (loss) per common share						
Earnings (loss) from continuing operations attributable to Owens Corning common stockholders	$ (6.38)	$ 0.20	$ (0.58)	$134.06	$ (74.45)	$ 3.06
Earnings (loss) from discontinued operations attributable to Owens Corning common stockholders	$ —	$ 0.53	$ (0.09)	$ 2.12	$ 0.63	$ 0.60
Weighted-average common shares						
Basic	127.4	128.4	128.1	55.3	55.3	55.3
Diluted	127.4	129.0	128.1	59.9	55.3	59.9
Statement of Cash Flows						
Net cash flow provided by (used for) operating activities	$ 193	$ 182	$ 15	$ (1,903)	$ 746	$ 449
Additions to plant and equipment	$ (434)	$ (247)	$ (77)	$ (284)	$ (288)	$ (232)
Balance Sheet Data						
Total assets	$7,222	$7,851	$8,450	$ 8,857	$ 8,861	$ 7,749
Long-term debt, net of current portion	$2,172	$1,993	$1,296	$ 1,300	$ 36	$ 38
Liabilities subject to compromise	$ —	$ —	$ —	$ —	$13,520	$ 9,171
Total equity (deficit)	$2,780	$4,004	$3,710	$ 3,911	$ (7,974)	$(3,921)

SELECTED FINANCIAL DATA (continued)

No dividends were declared or paid for any of the periods presented above.

(a) During 2008, the Successor recorded $75 million of integration costs related to the Acquisition, $26 million of expenses related to our employee emergence equity program, charges of $10 million related to certain asset impairments, $9 million in expenses related to leases of certain precious metals used in production tooling, charges of $7 million for restructuring and a gain of $48 million related to the sale of certain precious metals used in production tooling.

(b) During 2007, the Successor recorded charges of $54 million for restructuring and other charges (comprised of $28 million of restructuring charges and $26 million of other costs, which is inclusive of $21 million of accelerated depreciation), charges of $60 million related to certain asset impairments, $28 million of transaction costs related to the Acquisition, charges of $12 million related to the impact of inventory write-up due to the Acquisition, charges of $5 million related to the impact of inventory write-up in accordance with fresh-start accounting, charges of $1 million related to the write-off of in-process research and development due to the Acquisition, losses related to the exit of our HOMExperts service line of $7 million and $37 million of expenses related to our employee emergence equity program.

(c) During the two months ended December 31, 2006, the Successor recorded charges of $32 million for restructuring and other charges (comprised of $20 million of restructuring charges and $12 million of other costs), $6 million of transaction costs related to the Acquisition, charges of $10 million for Chapter 11-related reorganization expenses, charges of $91 million related to the impact of fresh-start accounting (comprised of $70 million related to the impact of inventory write-up and $21 million related to the write-off of in-process research and development) and $6 million of expenses related to our employee emergence equity program.

(d) During the ten months ended October 31, 2006, the Predecessor recorded income of $34 million for restructuring and other credits (comprised of $12 million of restructuring charges, $45 million of gains on the sale of metal, and $1 million of other gains), $7 million of transaction costs related to the Acquisition, charges of $45 million for Chapter 11-related reorganization expenses, income of $13 million for asbestos-related insurance recoveries and $247 million for accrued post petition interest.

(e) During 2005, the Predecessor recorded charges of $4,267 million for additional provision for asbestos liability claims net of asbestos-related insurance recoveries, charges of $735 million for accrued post petition interest for the period from the Petition Date through December 31, 2005 on the Predecessor's primary pre-petition bank credit facility, charges of $45 million for Chapter 11 related reorganization expenses, income of $13 million due to changes in the Ohio tax law during 2005, $7 million of gains from the sale of metal and gains of $5 million on the early extinguishment of Asian debt.

(f) During 2004, the Predecessor recorded income of $5 million for restructuring and other charges, charges of $54 million for Chapter 11 related reorganization expenses, and income of $24 million for asbestos-related insurance recoveries.

(g) Discontinued operations consist of the Company's Siding Solutions business and Fabwel unit which were both sold during the third quarter of 2007.

BUSINESS

OVERVIEW

Since Owens Corning was founded in 1938, the Company has continued to grow as a market-leading innovator of glass fiber technology. Headquartered in Toledo, Ohio, Owens Corning is a world leader in composite and building materials systems, delivering a broad range of high-quality products and services. Our products range from glass fiber used to reinforce composite materials used in transportation, electronics, marine, wind energy and other high-performance markets to insulation, roofing and manufactured stone veneer used in residential, commercial and industrial applications. As a sustainability-focused company, Owens Corning creates value for our customers and stockholders, positively impacts the environment and enhances the lives of those with whom we interact.

On October 31, 2006 (the "Effective Date"), our Predecessor company, Owens Corning Sales, LLC (formerly known as Owens Corning) ("OCD") and certain of its subsidiaries (collectively, the "Debtors") satisfied the conditions of their plan of reorganization (the "Plan") and emerged from bankruptcy with all asbestos-related liabilities resolved through such plan of reorganization. At such time, the Company became the holding company for the Owens Corning companies. Owens Corning is the Successor issuer to OCD, which is now a wholly-owned subsidiary as a result of Owens Corning adopting a holding company organizational structure. The Debtors had filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware ("USBC") on October 5, 2000 to resolve asbestos claims against OCD and certain of its subsidiaries and protect the long-term value of OCD's business.

On November 1, 2007, the Company completed its acquisition of Saint-Gobain's reinforcements and composite fabrics businesses (the "Acquisition"). The Acquisition, described more fully in Note 8 to the Consolidated Financial Statements, accelerated the Company's global growth strategy by enhancing its presence in low-cost emerging markets around the world and strengthened its position as a market leader in glass reinforcements and composites. To complete required regulatory remedies associated with the Acquisition, the Company sold two composite manufacturing plants in Battice, Belgium and Birkeland, Norway (the "Divestiture") on May 1, 2008.

Unless the context indicates otherwise, the terms "Owens Corning," "Company," "Successor," "we" and "our" in this report refer to Owens Corning and its subsidiaries. References to a particular year means the Company's year commencing on January 1 and ending on December 31 of that year except that 2006 refers to the Predecessor period beginning January 1, 2006 and ending on October 31, 2006 combined with the Successor period beginning November 1, 2006 and ending on December 31, 2006.

SEGMENT OVERVIEW

Note 2 to the Consolidated Financial Statements contains information regarding net sales to external customers and total assets attributable to each of Owens Corning's reportable segments and geographic regions, earnings (loss) from continuing operations before interest and taxes for each of Owens Corning's reportable segments, and information concerning the dependence of our reportable segments on foreign operations, for each of the years 2008, 2007 and 2006.

We operate within two segments: Composites, which includes our Reinforcements and Downstream businesses; and Building Materials, which includes our Insulation, Roofing, and Other businesses. Our Composites and Building Materials reportable segments accounted for approximately 39% and 61% of our total reportable segment net sales, respectively, in 2008.

Composites

Owens Corning glass fiber materials can be found in over 40,000 end-use applications within seven primary markets: power and energy, housing, water distribution, industrial, transportation, consumer and aerospace/

BUSINESS (continued)

military. Such end-use applications include sporting goods, computers, telecommunications cables, boats, aircraft, defense, automotive, industrial containers, and wind-energy. Our products are manufactured and sold worldwide. We primarily sell our products directly to parts molders and fabricators. Within the building and construction market, our Composites segment sells glass fiber and/or glass mat directly to a small number of major shingle manufacturers, including our own roofing business.

Our Composites segment is comprised of our Reinforcements and Downstream businesses. Within the Reinforcements business, the Company manufactures, fabricates and sells glass reinforcements in the form of fiber. Within the Downstream business, the Company manufactures and sells glass fiber products in the form of fabrics, mat, veil and other specialized products.

Demand for composites is driven by general global economic activity and, more specifically, by the increasing replacement of traditional materials such as aluminum, wood and steel with composites that offer lighter weight, improved strength and less corrosion. Historically, global demand for composite materials has grown annually at about 1.5 times to 2 times global GDP.

We compete with composite manufacturers worldwide. According to various industry reports and Company estimates, our Composites segment is a world leader in the production of glass fiber reinforcement materials. Primary methods of competition include innovation, quality, customer service and price for our commodity products. Significant competitors in the Composites segment include Johns Manville and PPG Industries as well as significant global competitors based in China, the largest of them being Jushi Group Co., Ltd.

Our manufacturing operations in this segment are generally continuous in nature, and we warehouse much of our production prior to sale since we operate primarily with short delivery cycles.

Building Materials

Our Building Materials reportable segment is comprised of the following businesses:

Insulation

Our insulating products help customers conserve energy, provide improved acoustical performance and offer convenience of installation and use, making them a preferred insulating product for new home construction and remodeling. These products include thermal and acoustical batts, loose fill insulation, foam sheathing and accessories, and are sold under well-recognized brand names and trademarks such as Owens Corning PINK FIBERGLAS® Insulation. We sell our insulation products primarily to insulation installers, home centers, lumberyards, retailers and distributors in the United States and Canada.

Demand for Owens Corning's insulating products is driven by new residential construction, remodeling and repair activity, commercial and industrial construction activity, increasingly stringent building codes and the growing need for energy efficiency. Sales in this business typically follow seasonal home improvement, remodeling and renovation and new construction industry patterns, although typically on a lagged basis. The peak season for home construction and remodeling in our geographic markets generally corresponds with the second and third calendar quarters, and therefore, sales levels are typically higher during the second half of the year. In 2008, the United States housing industry and overall economic conditions deteriorated at an increasing rate beginning in the second quarter. This deep downturn disrupted normal seasonal patterns in our Insulation business, and had the effect of smoothing our first and second half sales.

Our Insulation business competes primarily with manufacturers in the United States. According to various industry reports and Company estimates, Owens Corning is North America's largest producer of residential, commercial and industrial insulation, and the second-largest producer of extruded polystyrene foam insulation. Principal methods of competition include innovation and product design, service, location, quality, price and compatibility of systems solutions. Significant competitors in this business include CertainTeed Corporation, Johns Manville, Dow Chemical and Knauf Insulation.

Working capital practices for this business tend to follow seasonality cycles. We typically warehouse more inventory during the first half of the year in anticipation of higher demand, which will deplete the inventory stores in the second half of the year. In accordance with the above inventory practices, our accounts payable balances in this business are typically higher in the first half of the year, while our accounts receivable balances are typically higher in the second half of the year.

Roofing

Our primary products in the Roofing business are laminate and strip asphalt roofing shingles. Other products include oxidized asphalt (which is used in our own manufacturing and sold to third-party customers for use in asphalt shingle manufacturing, commercial roofing, water proofing and industrial and specialty applications) and roofing accessories. Our flexible production capacity for producing asphalt roofing shingles has allowed us to take advantage of an industry shift toward laminate shingles in recent years. We have been able to meet the growing demand for longer lasting, aesthetically attractive laminate products with modest capital investment.

We sell shingles and roofing accessories primarily through home centers, lumberyards, retailers, distributors and contractors in the United States and sell other asphalt products internally to manufacture residential roofing products and externally to other roofing manufacturers. We also sell asphalt to roofing contractors and distributors for built-up roofing asphalt systems and to manufacturers in a variety of other industries, including automotive, chemical, rubber and construction.

Demand for products in our Roofing business is generally driven by both residential repair and remodeling activity and by new residential construction. Roofing damage from strong storms can significantly increase demand in this business. As a result, sales in this segment do not tend to follow seasonal home improvement, remodeling and new construction industry patterns as closely as our Insulation business.

Our Roofing business competes primarily with manufacturers in the United States. According to various industry reports and Company estimates, Owens Corning's Roofing business is the second largest producer in the United States of asphalt roofing shingles and is the largest producer of industrial, specialty and roofing asphalts. Principal methods of competition include innovation and product design, proximity to customers and quality. Significant competitors in the Roofing business include GAF-ELK, CertainTeed Corporation and TAMKO.

Our manufacturing operations are generally continuous in nature, and we warehouse much of our production prior to sale since we operate primarily with short delivery cycles. One of the raw materials important to this business is sourced from a sole supplier. We have a long-term supply contract for this material, and have no reason to believe that any availability issues will exist. If this supply was to become unavailable, our production could be interrupted until such time as the supplies again became available or the Company reformulated its products. Additionally, the supply of asphalt, another significant raw material in this segment, has been constricted at times. Although this has not caused an interruption of our production in the past, prolonged asphalt shortages would restrict our ability to produce products in this business.

Other

Other includes our Masonry Products and our Construction Services businesses.

Through our Masonry Products business, Owens Corning is a leading manufacturer of manufactured stone and brick veneers used in residential and commercial new construction and remodeling. We primarily sell these

BUSINESS (continued)

products under a number of brand names including Cultured Stone®, ProStone™, Modulo® Stone, ParMur and Langeo Stone™. Manufactured stone veneer replicates the texture and colors of natural stone while offering improved features such as reduced weight, ease of installation and cost efficiency. Demand for manufactured stone veneer is driven by its use in new residential construction and repair and remodeling activity. Our manufactured stone veneer products are sold through distributors, retailers and home centers, primarily in the United States. The primary competitor to our Masonry Products business is Eldorado Stone, LLC.

Our Construction Services business provides offerings in the home remodeling market, principally basement finishing and sun room solutions. Additionally, in 2008 we launched our replacement windows business. Our Construction Services business operates in the United States and Canada. Its offerings are sold to specialty remodelers and homeowners under the brand names Owens Corning Basement Finishing System™, Owens Corning Room Finishing System™, Owens Corning SunSuites™ Sunrooms and Owens Corning Solace™ replacement windows. Our basement finishing system and our sunrooms are sold through a franchise network, while our replacement windows are sold through a dealer network. Each of these offerings are premium products in their respective markets, offering properties unmatched by our competitors such as aesthetics, acoustics, and structural integrity. We are the market leader in the basement finishing market, with our closest competitor being Champion. The sunrooms market is fragmented, and we compete with several small, mainly privately-owned businesses. Renewal by Andersen is the most recognized brand of replacement windows in the United States.

GENERAL

Major Customers

No one customer accounted for more than 10% of our consolidated net sales for 2008. A significant portion of the net sales in our Building Materials segment is generated from large United States home improvement retailers.

Patents and Trademarks

Owens Corning continuously works toward improving products and processes. Because of this continuous innovation process, patents and trademarks play a key role in each segment of the business. Owens Corning has numerous United States and foreign patents and trademarks issued and applied for relating to products and processes in each business segment, resulting from research and development efforts. Owens Corning does not expect the expiration of existing patents and trademarks to have a material adverse affect on the business a whole.

Through continuous and extensive use of the color PINK since 1956, Owens Corning became the first owner of a single color trademark registration in the United States. For over 25 years, Owens Corning has licensed from Metro-Goldwyn-Mayer Studios Inc. ("MGM") (the owner of the Pink Panther character) the exclusive right to use the Pink Panther in all of our major market segments and we make extensive use of the Pink Panther character in the marketing of our products. We believe our PINK trademark and the Pink Panther character are some of the most widely recognized marks in the building products industry.

We have issued royalty-bearing patent licenses to companies in several foreign countries.

Including registered trademarks for the Owens Corning logo and the color PINK, Owens Corning has approximately 300 trademarks registered in the United States and approximately 1,400 trademarks registered in other countries. Owens Corning has approximately 500 patents in the United States and approximately 1,600 patents issued in other countries.

BUSINESS (continued)

Backlog

Our customer volume commitments are generally short-term, and we do not have a significant backlog of orders.

Research and Development

The Company's research and development expense during each of the last three years is presented in the table below (in millions).

Period	Research and Development Expense
Successor Twelve Months Ended December 31, 2008	$69
Successor Twelve Months Ended December 31, 2007	$63*
Successor Two Months Ended December 31, 2006	$30**
Predecessor Ten Months Ended October 31, 2006	$48

* Includes a $1 million write-off of in-process research and development related to the Acquisition.

** Includes a $21 million write-off of in-process research and development resulting from our adoption of fresh-start accounting.

Environmental Control

Owens Corning is committed to complying with all environmental laws and regulations that are applicable to our operations. We are dedicated to continuous improvement in our environmental, health and safety performance.

We have not experienced a material adverse effect upon our capital expenditures or competitive position as a result of environmental control legislation and regulations. Operating costs associated with environmental compliance were approximately $46 million in 2008. We continue to invest in equipment and process modifications to remain in compliance with applicable environmental laws and regulations worldwide.

Our manufacturing facilities are subject to numerous national, state and local environmental protection laws and regulations. Regulatory activities of particular importance to our operations include those addressing air pollution, water pollution, waste disposal and chemical control. The most significant current regulatory activity is the United States Environmental Protection Agency's ongoing evaluation of the past air emission and air permitting activities of the glass industry, including fiberglass insulation. We expect passage and implementation of new laws and regulations specifically addressing climate change, toxic air emissions, ozone forming emissions and fine particulate during the next two to five years. However, based on information known to the Company, including the nature of our manufacturing operations and associated air emissions, at this time we do not expect any of these new laws, regulations or activities to have a material adverse effect on our results of operations, financial condition or long-term liquidity.

We have been deemed by the Environmental Protection Agency ("EPA") to be a Potentially Responsible Party ("PRP") with respect to certain sites under the Comprehensive Environmental Response Compensation and Liability Act. We also have been deemed a PRP under similar state or local laws and in other instances other PRPs have brought suits against us as a PRP for contribution under such federal, state, or local laws. At December 31, 2008, we had environmental remediation liabilities as a PRP at 39 sites. Our environmental liabilities at 20 of these sites will be resolved pursuant to the terms of the Plan and will be paid out of the Non-Tax Bankruptcy Reserve described in Note 25. At the other 19 sites, we have a continuing legal obligation to either complete remedial actions or contribute to the completion of remedial actions as part of a group of PRPs. For these sites we estimate a reserve in accordance with accounting principles generally accepted in the

BUSINESS (continued)

United States to reflect environmental liabilities that have been asserted or are probable of assertion, in which liabilities are probable and reasonably estimable. At December 31, 2008, our reserve for such liabilities was $8 million, of which $3 million is recorded in the Non-Tax Bankruptcy Reserve. We will continue to review our environmental reserve and make such adjustments as appropriate.

Number of Employees

As of December 31, 2008, Owens Corning had approximately 18,000 employees. Approximately 8,500 of such employees are subject to collective bargaining agreements. We believe that our relations with employees are good.

AVAILABILITY OF INFORMATION

Owens Corning's website, located at www.owenscorning.com, provides information on our business and products, and assists our customers in various building projects. Owens Corning also makes available, free of charge, through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Owens Corning, our operations and our present business environment. MD&A is provided as a supplement to – and should be read in conjunction with – our Consolidated Financial Statements and the accompanying Notes thereto contained in this report. Unless the context requires otherwise, the terms "Owens Corning," "Company," "we" and "our" in this report refer to Owens Corning. As a result of the application of fresh-start accounting on October 31, 2006, and in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (SoP 90-7), the post-emergence financial results of the Company (for all periods ending after October 31, 2006) are presented as the "Successor" and the pre-emergence financial results of the Company (for all periods ending through October 31, 2006) are presented as the "Predecessor." Financial statements prepared under accounting principles generally accepted in the United States do not straddle the Effective Date because in effect the Successor represents a new entity. For the readers' convenience, the Successor two months ended December 31, 2006 and the Predecessor ten months ended October 31, 2006 have been combined for certain purposes and are collectively referred to as "2006."

GENERAL

Headquartered in Toledo, Ohio, Owens Corning is a leading global producer of glass fiber reinforcements and other materials for composites and of residential and commercial building materials. The Company's business operations fall within two reportable segments, Composites and Building Materials. Composites includes our Reinforcements and Downstream businesses. Building Materials includes our Insulation, Roofing and Other businesses. Through these lines of business, we manufacture and sell products worldwide. We maintain leading market positions in many of our major product categories.

EXECUTIVE OVERVIEW

The year 2008 brought about a deepening of the decline in the United States residential construction market and a growing global economic and financial crisis. Despite these conditions, our diversified portfolio of businesses served us well in 2008, producing Adjusted EBIT for 2008 of $328 million. See below for further information regarding Adjusted EBIT, including a reconciliation to net earnings (loss) attributable to Owens Corning.

Net loss attributable to Owens Corning in 2008 was $813 million, due primarily to the 2008 non-cash charge of $906 million to establish an accounting valuation allowance against our net United States deferred tax assets related to our net operating losses. The non-cash charge will have no impact on our ability to utilize our United States net operating losses to offset future United States profits. We believe our United States operations will have sufficient profitability during the remaining tax-loss carryforward period to realize substantially all of the economic value of the net operating losses before they expire. See Note 24 "Income Taxes" for more information regarding the accounting valuation allowance.

To date, market conditions have not had any material adverse impact on our liquidity. We have a strong balance sheet, with ample liquidity to meet our financial obligations and support our global growth strategy. We have maintained our debt at comfortable levels, while repurchasing approximately 4.7 million shares of our common stock in 2008. As of year-end, we had $615 million available on our $1 billion senior revolving credit facility. We have no significant debt maturities coming due until the fourth quarter of 2011 when the senior revolving credit facility and the senior term loan facility mature.

In 2008, our Composites segment successfully completed the integration of the 2007 acquisition of Saint-Gobain's reinforcements and composite fabrics businesses (the "Acquisition"). With the Acquisition, we expanded our global presence and further diversified our portfolio of businesses. Sales outside of the United States and Canada were 32% of our net sales in 2008, compared to 25% in 2007. Sales in our Composites

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

segment were 39% of our total reportable segment net sales in 2008, compared to 33% in 2007. Activities to realize acquisition-related synergies are ahead of schedule, resulting in the realization of significant synergies in 2008.

Nonetheless, our Composites segment has been negatively impacted by the global economic slow-down that accelerated at the end of 2008. We saw a marked decrease in demand late in the fourth quarter. We expect the downturn of the global economy will continue in 2009, but we believe that the efficiencies gained in the current year have positioned us to benefit as market conditions improve.

Our Building Materials segment remained profitable as we effectively managed a tough residential construction market in the United States in 2008. Annualized total housing starts in the United States for 2008, including single and multifamily units as reported by the United States Census Bureau, were 0.904 million, down 56% from the peak in 2005. Benefits that our Roofing business was able to realize from actions taken in 2007 and 2008 to improve productivity and streamline our asset base were increased by significant storm demand. Our Insulation business was affected by the continued weakness in the residential construction market in the United States. We saw declines in residential insulation volume, but to a lesser extent than the decline in United States housing starts. Insulation suffered from high levels of inflation, particularly in energy and energy-related materials.

We have taken, and continue to take, appropriate actions across all of our businesses to align our production capacity with market conditions. If, in 2009, construction in the United States continues to decline and the global economy continues to weaken, additional actions may be necessary. Conversely, if these markets recover, we are well positioned to respond to increased demand.

Current indicators point to another challenging and rapidly changing environment for our businesses in 2009. Our Building Materials segment faces continued uncertainty in the housing market in North America. Our Composites segment confronts global economic weakness that is influencing demand. Conversely, our Insulation business and Composites segment may benefit in 2009 and 2010 from the recently enacted United States economic stimulus plan, which encourages the re-insulation of homes and buildings and promotes further development of wind power as a source of renewable energy.

We believe that the fundamental drivers of demand that underpin our key markets all point to sustained long-term growth. We believe that actions taken to align our capacity with market conditions combined with our ample liquidity will allow us to remain a strong and competitive company through the economic cycle.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

RESULTS OF OPERATIONS

Consolidated Results (in millions)

	Successor		COMBINED	Successor	Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Net sales	$5,847	$4,978	$5,399	$772	$ 4,627
Gross margin	$ 922	$ 776	$ 998	$ 84	$ 914
% of net sales	16%	16%	18%	11%	20%
Marketing and administrative	$ 617	$ 498	$ 494	$ 86	$ 408
% of net sales	11%	10%	9%	11%	9%
Science and technology	$ 69	$ 63	$ 78	$ 30	$ 48
% of net sales	1%	1%	1%	4%	1%
Employee emergence equity program expense	$ 26	$ 37	$ 6	$ 6	$ —
Earnings (loss) from continuing operations before interest and taxes	$ 234	$ 144	$ 403	$ (76)	$ 479
Interest expense, net	$ 116	$ 122		$ 29	$ 241
Gain on settlement of liabilities subject to compromise	$ —	$ —		$—	$(5,864)
Fresh-start accounting adjustments	$ —	$ —		$—	$(2,919)
Income tax expense (benefit)	$ 931	$ (8)		$ (35)	$ 991
Earnings (loss) from continuing operations	$ (811)	$ 29		$ (70)	$ 8,034
Earnings (loss) from discontinued operations, net of tax of $0, $5, $(5) and $45, respectively	$ —	$ 69		$ (11)	$ 127
Net earnings (loss) attributable to Owens Corning	$ (813)	$ 95		$ (85)	$ 8,157

The Consolidated Results discussion below provides a summary of our results and the trends affecting our business, and should be read in conjunction with the more detailed Segment Results discussion that follows.

NET SALES

2008 Compared to 2007: Net sales increased primarily as a result of incremental sales from the November 2007 Acquisition net of the May 2008 sale of two composite manufacturing plants in Battice, Belgium and Birkeland, Norway (the "Divestiture") in our Composites segment, and from increased selling prices and sales volumes in our Roofing business. These increases were partially offset by declines in sales volume in our Insulation and Other businesses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Sales outside the United States represented 36% of total sales for 2008 compared to 31% for 2007. The increase was due to incremental sales outside the United States related to the Acquisition net of the Divestiture and favorable foreign exchange rates.

2007 Compared to 2006: Volumes in our Building Materials segment declined in response to the significant decline in new residential construction, weaker demand in residential repair and remodeling, and somewhat weaker commercial and industrial demand in the United States. The decline in volume also impacted prices for certain products in our Building Materials segment. Additionally our exit from our HOMExperts service line during the fourth quarter 2006 contributed to the sales decline. Partially offsetting this decline were incremental sales resulting from the November 2007 Acquisition, additional sales related to our acquisition of a European manufactured stone producer in September 2006, and increases related to favorable foreign currency exchange rates.

Sales outside the United States represented 31% of total sales for 2007 compared to 22% for 2006. The increase was due to lower sales of building materials products in the United States in 2007 combined with incremental sales outside the United States related to the Acquisition, increased European sales of manufactured stone veneer products, and favorable foreign exchange rates.

GROSS MARGIN

2008 Compared to 2007: The increase in gross margin is the result of margin improvements in our Composites segment and Roofing business, partially offset by lower margins in our Insulation business. The improvement in Composites was the result of the inclusion of a full year of margin from the Acquisition and increases in manufacturing productivity, including the realization of synergies from the Acquisition. The increase in Roofing was the result of price increases that outpaced inflation and improved manufacturing productivity, sales volume and mix. The deterioration in Insulation was the result of inflation, declines in selling prices and lower sales volumes.

Certain items are excluded from management's internal view of segment performance and, therefore, are excluded from the segment gross margin discussion above. The net effect of these items, which are included in our Corporate, Other and Eliminations category, had a minor impact on the change in gross margin from 2007 to 2008. Year-over-year, we incurred $50 million less in charges for asset impairments, $30 million less in charges relating to exiting businesses, closing facilities and taking non-recurring actions to reduce operating costs and $12 million less in charges related to the write-up of inventories associated with the Acquisition. Offsetting these decreases in expenses were additional integration costs related to the Acquisition of $33 million, additional performance-based compensation expense of $18 million and an additional $12 million of precious metal lease expense resulting from leases assumed in the Acquisition.

2007 Compared to 2006: Gross margin as a percentage of net sales was negatively impacted by volume and price declines in the Insulation and Roofing businesses within our Building Materials segment, and increased material, energy, labor and idle facility costs.

Certain items are excluded from management's internal view of segment performance and, therefore, are excluded from the segment gross margin discussion above. These items are included in our Corporate, Other and Eliminations category. Gross margin in 2007 was negatively impacted by charges, primarily asset impairments and acceleration of depreciation associated with plant closures and capacity reductions, of approximately $36 million related to actions taken in the third and fourth quarters to reduce headcount, close certain facilities and curtail production. Such charges totaled $19 million in 2006. Additionally, 2007 gross margin was negatively impacted by an asset impairment charge of approximately $50 million related to assets sold as part of the 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Divestiture and by approximately $12 million in additional expenses resulting from the sale of inventories whose value was written up to market value as part of the 2007 Acquisition. The effect of fresh-start accounting increased gross margin by approximately $7 million in 2007, primarily due to reduced pension expense, partially offset by increased depreciation and amortization, and other post-employment benefits expense. The effect of fresh-start accounting decreased gross margin by approximately $70 million in 2006, primarily due to the sale of inventory that was written up to market value at emergence from bankruptcy.

MARKETING AND ADMINISTRATIVE EXPENSES

2008 Compared to 2007: The increase was primarily due to the inclusion of the Acquisition for the full year of 2008 compared to two months of 2007, additional performance-based compensation expense of $39 million and a $13 million increase in acquisition integration and transaction costs.

2007 Compared to 2006: The increase was due primarily to the inclusion of the Acquisition for the two months ending December 31, 2007, and a $15 million increase in acquisition transaction and integration costs related to the Acquisition. Offsetting these increases were reductions in performance-based compensation expense of approximately $30 million compared to 2006, as adverse market conditions negatively impacted our ability to achieve performance goals. In addition, the adoption of fresh-start accounting decreased marketing and administrative expenses by approximately $12 million in 2007, primarily due to lower pension and depreciation expense compared to a decrease of approximately $4 million in 2006.

SCIENCE AND TECHNOLOGY EXPENSES

2008 Compared to 2007: The increase is primarily due to the inclusion of the Acquisition for the full year of 2008 compared to two months in 2007, net of the Divestiture.

2007 Compared to 2006: The decrease is primarily due to the write-off of in-process research and development totaling $21 million in conjunction with our emergence from bankruptcy and adoption of fresh-start accounting in 2006 compared to approximately $1 million in 2007 associated with the Acquisition.

EMPLOYEE EMERGENCE EQUITY PROGRAM EXPENSE

Our plan of reorganization established a one-time employee emergence equity program. The cost of this program is being amortized over the vesting period of three years beginning in November 2006. Compensation expense related to the employee emergence equity program reduced earnings (loss) from continuing operations before interest and taxes by $26 million in 2008, compared to $37 million in 2007 and $6 million in 2006. Employee emergence equity program expense in 2007 includes the acceleration of expense related to employees severed as part of our 2006 restructuring plan.

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES

2008 Compared to 2007: In addition to the items noted above for 2007, earnings (loss) from continuing operations before interest and taxes were impacted by the following:

- We recorded $7 million of restructuring charges in 2008 compared to $28 million in 2007.
- In 2008, the gain (loss) on sale of fixed assets and other line item of the Consolidated Statement of Earnings (Loss) included realized gains of $48 million on the sale of certain precious metals used in production tooling. No such metal sales occurred in 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

2007 Compared to 2006: In addition to the items noted above, earnings (loss) from continuing operations before interest and taxes was impacted by the following:

- In 2006, Chapter 11-related reorganization items due to our emergence from bankruptcy on October 31, 2006 totaled $55 million. No such items were recorded in 2007.
- In 2006, the gain (loss) on sale of fixed assets and other line item of the Consolidated Statement of Earnings (Loss) included gains of $45 million on the sale of certain precious metals used in production tooling. No such metal sales occurred in 2007.
- In the third quarter 2006, the Company resolved a matter related to Fibreboard asbestos personal injury claims and insurance assets and recorded a net credit for asbestos litigation totaling $13 million.

INTEREST EXPENSE, NET

2008 Compared to 2007: Higher average borrowing levels in 2008 were more than offset by lower average variable interest rates, resulting in lower interest expense in 2008.

2007 Compared to 2006: On October 31, 2006 as part of our Plan, we issued $1.2 billion of new Senior Notes in a private placement; $650 million at an interest rate of 6.5% due in 2016, and $550 million at an interest rate of 7% due in 2036 (the "Senior Notes"). Net interest expense for 2007 reflects primarily interest on $1.2 billion of Senior Notes, borrowing under a delayed-draw senior term loan facility, and borrowings under our revolving credit facility. The 2006 results also include expenses of $247 million with respect to OCD's pre-petition credit facility and certain unsecured trade claims against Debtors other than OCD relating to post-petition interest and certain other fees.

GAIN ON SETTLEMENT OF LIABILIITES SUBJECT TO COMPROMISE AND FRESH-START ACCOUNTING ADJUSTMENTS

The ten months ended October 31, 2006 was affected by our emergence from bankruptcy in October 2006 due to the gain on the settlement of liabilities subject to compromise and fresh-start accounting adjustments of $5,864 million and $2,919 million, respectively.

INCOME TAX EXPENSE (BENEFIT)

Income tax expense for 2008 was $931 million primarily due to a non-cash charge of $906 million to establish an accounting valuation allowance against our United States deferred tax assets, related to our net operating losses, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The valuation allowance was recorded based on our United States losses before income taxes over 2007 and 2008 and our current estimates for near-term United States results, which have been adversely impacted by the continuing decline in United States housing starts. Taking this charge will have no impact on our ability to utilize our United States net operating losses to offset future United States profits. We continue to believe that we ultimately will have sufficient United States profitability during the remaining tax loss carryforward period to realize substantially all of the economic value of the net operating losses before they expire. For federal tax purposes, the net operating losses begin to expire in 2026. For state tax purposes, the expiration period could be shorter. We will periodically review the accounting valuation allowance and will reverse the charge partially or totally, when, and if, appropriate under FAS 109.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Excluding the charge related to the valuation allowance described above and the approximate $7 million charge for establishing similar valuation allowances against certain of our foreign net deferred tax assets, our effective tax rate was 15%. The difference between this effective rate and the federal statutory tax rate of 35% was primarily attributable to various tax planning initiatives implemented in 2007 through 2008 which have significantly reduced our cash taxes and tax provision related to our international operations.

Income tax benefit for 2007 was $8 million, which represents a 36% negative effective tax rate. The difference between the 36% negative effective rate and the Federal statutory tax rate of 35% was primarily due to the effect of tax savings resulting from various initiatives implemented in 2006 and 2007 and global legislative changes.

The Successor's income tax benefit for the two months ended December 31, 2006 was $35 million, which represents a 33% effective tax rate. The difference between the 33% effective rate and the Federal statutory tax rate of 35% was primarily the result of additional tax benefit associated with state and local income taxes, offset by no tax benefit associated with expensing approximately $21 million of in-process research and development cost in conjunction with our emergence from bankruptcy and the adoption of fresh-start accounting.

The Predecessor's income tax expense for the ten months ended October 31, 2006 was $991 million, which represents an 11% effective tax rate. The difference between the 11% effective rate and the Federal statutory tax rate of 35% was primarily the result of no tax expense associated with the gain on the settlement of asbestos-related liabilities subject to compromise due to the impact of a previously established tax valuation allowance to adjust the income tax benefit associated with prior charges taken for asbestos-related liabilities to amounts expected to be realized.

DISCONTINUED OPERATIONS

During the third quarter 2007, we completed transactions that allow us to focus on our core businesses. In August 2007, we sold our Siding Solutions business, which was the largest business in our Other business within our Building Materials segment for a pretax gain of $115 million. In September 2007, we sold our Fabwel unit, which was part of our Composites segment for a pretax loss of $15 million. The financial results for these businesses have been segregated and are reported as discontinued operations in the Consolidated Statements of Earnings (Loss) for all periods presented.

Adjusted Earnings from Continuing Operations Before Interest and Taxes (Adjusted EBIT)

For purposes of internal review of the Company's year-over-year operational performance, our management excludes from net earnings (loss) attributable to Owens Corning certain items it believes are not the result of current operations, and therefore affect comparability. Additionally, management views net precious metal lease (expense) income as a financing item included in net interest expense rather than as a product cost included in cost of sales. The adjusted financial measures resulting from these adjustments (including Adjusted EBIT as described more fully below) are used internally by the Company for various purposes, including reporting results of operations to the Board of Directors of the Company, analysis of performance and related employee compensation measures. Although management believes that these adjustments result in a measure that provides it a useful representation of our operational performance, the adjusted measure should not be considered in isolation or as a substitute for net earnings as prepared in accordance with accounting principles generally accepted in the United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Items affecting comparability are shown in the table below (in millions).

	Successor		COMBINED	Successor	Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Chapter 11-related reorganization items	$ (1)	$ —	$ (55)	$ (10)	$ (45)
Asbestos litigation recoveries	—	—	13	—	13
Net precious metal lease (expense) income	(9)	3	1	—	1
Restructuring and other costs	(7)	(54)	(43)	(32)	(11)
Acquisition integration and transaction costs	(75)	(41)	(13)	(6)	(7)
Gains (losses) on sales of assets and other	34	(7)	45	—	45
Employee emergence equity program expense	(26)	(37)	(6)	(6)	—
Fresh-start accounting impact	—	(5)	(91)	(91)	—
Asset impairments	(10)	(60)	—	—	—
Total items affecting comparability	$ (94)	$(201)	$(149)	$(145)	$ (4)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The reconciliation of net earnings (loss) to Adjusted EBIT is shown in the table below (in millions).

	Successor		COMBINED	Successor	Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING	$(813)	$ 95		$ (85)	$ 8,157
Less: Net earnings attributable to noncontrolling interests	2	3		4	4
NET EARNINGS (LOSS)	(811)	98		(81)	8,161
Discontinued operations					
Earnings (loss) from discontinued operations, net of tax of $0, $5, $(5) and $45, respectively	—	9		(11)	127
Gain on sale of discontinued operations, net of tax of $0, $40, $0, $0, respectively	—	60		—	—
Total earnings (loss) from discontinued operations	—	69		(11)	127
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(811)	29		(70)	8,034
Equity in net earnings (loss) of affiliates	2	(1)		—	4
EARNINGS (LOSS) BEFORE EQUITY IN NET EARNINGS (LOSS) OF AFFILIATES	(813)	30		(70)	8,030
Income tax expense (benefit)	931	(8)		(35)	991
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	118	22		(105)	9,021
Fresh-start accounting adjustments	—	—		—	(2,919)
Gain on settlement of liabilities subject to compromise	—	—		—	(5,864)
Interest expense, net	116	122		29	241
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES	234	144	403	(76)	479
Total adjustments to remove comparability items	94	201	149	145	4
ADJUSTED EARNINGS FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES	$ 328	$345	$552	$ 69	$ 483

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Segment Results

Earnings (loss) from continuing operations before interest and taxes (EBIT) by segment consists of net sales less related costs and expenses and are presented on a basis that is used internally for evaluating segment performance. Certain items, such as general corporate expenses or income and certain other expense or income items, are excluded from the internal evaluation of segment performance. Accordingly, these items are not reflected in EBIT for our reportable segments and are included in the Corporate, Other and Eliminations category, which is presented following the discussion of our reportable segments.

Composites

The table below provides a summary of net sales, EBIT and depreciation and amortization expense for the Composites segment (in millions).

	Successor		COMBINED	Successor	Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Net sales	$2,363	$1,695	$1,382	$227	$1,155
% change from prior year	*39%*	*23%*	*9%*		
% of total reportable segments	*39%*	*33%*	*25%*	*29%*	*24%*
EBIT	$ 208	$ 123	$ 108	$ 37	$ 71
EBIT as a % of net sales	*9%*	*7%*	*8%*	*16%*	*6%*
% of total reportable segments	*54%*	*35%*	*17%*	*51%*	*12%*
Depreciation and amortization	$ 135	$ 115	$ 90	$ 16	$ 74

NET SALES

2008 Compared to 2007: Substantially all of the increase in net sales was the result of incremental sales from the Acquisition net of the Divestiture. Excluding the incremental sales from the Acquisition net of the Divestiture, sales volumes decreased due to the global economic slow-down and resulting decline in global GDP during the fourth quarter of 2008. Other items positively impacting net sales in 2008 were the translation of sales denominated in foreign currencies into United States dollars ($64 million) and slightly higher selling prices.

By the end of 2008, demand declined significantly in all of our global markets to levels well below that of historical trends. In response to the decline in demand, we have begun to balance our capacity by extending downtimes for machine repairs and rebuilds as well as shutting down production lines and delaying expansion projects. As conditions evolve in 2009, we are prepared to further curtail our capacity if necessary.

2007 Compared to 2006: Of the increase in 2007 net sales, incremental sales from the Acquisition represented approximately $160 million. Year-over-year improvements in volume increased sales by approximately $70 million compared to 2006. The effect of translating sales denominated in foreign currencies into United States dollars increased sales by $50 million. The remainder of the increase in sales was due to increased prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

EBIT

2008 Compared to 2007: More than three-quarters of the EBIT improvement was due to incremental earnings from the Acquisition net of the Divestiture. EBIT was also positively impacted by improvements in manufacturing productivity, reduced marketing and administrative costs (excluding the impact from the Acquisition net of the Divestiture) and favorable translation rates on earnings denominated in foreign currencies ($10 million). Our manufacturing operations and our marketing and administrative functions have benefited from synergies from the integration of the Acquisition. Offsetting these increases were lower sales volumes (excluding the impact of the Acquisition net of the Divestiture) and lower margins resulting from our inability to recover inflation in raw materials, energy and delivery costs through selling price increases. Furthermore, we recorded an additional $6 million of depreciation expense in the fourth quarter of 2008 related to the finalization of the purchase price allocation of the Acquisition.

Through the third quarter of 2008, our EBIT margin in this segment was 10 percent. The EBIT margin in the fourth quarter dropped to four percent due to rapid and significant declines in worldwide demand. We anticipate that the EBIT margin will continue to be under pressure during 2009.

2007 Compared to 2006: EBIT in 2006 included insurance recoveries related to the flood at our Taloja, India production facility of $20 million. Also included in 2006 EBIT was $8 million of expense associated with downtime at our Taloja, India facility for repair of flood damage and expansion. After removing the impact of these items, 2007 EBIT increased primarily due to the impact of improved selling prices, productivity gains, incremental earnings from the Acquisition and the effect of translating earnings denominated in foreign currencies into United States dollars. Offsetting these gains was the inability to fully offset higher costs through higher selling prices. The adoption of fresh-start accounting upon our emergence from bankruptcy decreased 2007 year-over-year EBIT by approximately $4 million, related primarily to increased post-employment benefit expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Building Materials

The table below provides a summary of net sales, EBIT and depreciation and amortization expense for the Building Materials segment and our businesses within this segment (in millions).

	Successor		COMBINED	Successor	Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Net sales					
Insulation	$1,573	$1,776	$2,097	$331	$1,766
Roofing	1,863	1,375	1,723	167	1,556
Other	235	301	377	60	317
Eliminations	(15)	(13)	(25)	(4)	(21)
Total Building Materials	$3,656	$3,439	$4,172	$554	$3,618
% change from prior year	*6%*	*(18)%*	*2%*		
% of total reportable segments	*61%*	*67%*	*75%*	*71%*	*76%*
EBIT					
Insulation	$ 14	$ 192	$ 467	$ 59	$ 408
Roofing	185	27	72	(23)	95
Other	(24)	14	1	(1)	2
Total Building Materials	$ 175	$ 233	$ 540	$ 35	$ 505
EBIT as a % of net sales	*5%*	*7%*	*13%*	*6%*	*14%*
% of total reportable segments	*46%*	*65%*	*83%*	*49%*	*88%*
Depreciation and amortization					
Insulation	$ 119	$ 125	$ 85	$ 20	$ 65
Roofing	42	40	33	7	26
Other	12	10	12	2	10
Total Building Materials	$ 173	$ 175	$ 130	$ 29	$ 101

NET SALES

2008 Compared to 2007: The increase in net sales was the result of increased net sales in our Roofing business that were partially offset by decreases in net sales in our remaining businesses within the Building Materials segment. More than three-quarters of the increase in Roofing net sales was attributable to increases in selling prices, which were implemented to recover inflation, primarily in asphalt, and thereby improve margins in this business. Also improving Roofing net sales were higher sales volumes, which were driven by strong, damaging storms in the spring and summer, and favorable product mix related to increased sales of our Duration™ Series Shingle product line and our roofing accessories. Some demand associated with the 2008 storms is expected to carry into the first half of 2009 as home roof-repair projects continue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The continued decline in new residential construction in the United States significantly impacted the demand for insulation products, and therefore, more than three-quarters of the decrease in our Insulation net sales was the result of lower sales volumes. United States housing starts have been declining for more than two years, and were down 33% from 2007 to 2008, which resulted in significantly lower sales in our residential insulation markets. However, our commercial and industrial markets in the United States, as well as our markets in Canada, Asia Pacific and Latin America, did not experience declines in demand to the same extent. Additionally, sales volumes in our residential re-insulation market increased by approximately 10 percent, from a low base, as homeowners increased the energy efficiency of their homes to offset rising energy costs. Insulation sales were also negatively impacted by price declines in the first half of the year due to lower capacity utilization across the industry, although there was some stabilization in pricing in residential insulation during the second half of the year.

In response to the continuing decline in Insulation demand, we have continued to balance our capacity in this business by extending downtimes for machine repairs and rebuilds as well as shutting down production lines. We expect that the accumulated weakness in the United States housing industry will continue to affect the insulation industry in 2009. As conditions evolve in 2009, we are prepared to adjust our capacity if necessary.

2007 Compared to 2006: Each of our Building Materials businesses experienced declines in net sales from 2006 to 2007. In our Roofing business, net sales declined due to a decrease in volume. The decline in existing home sales and related roofing repair and remodeling activities, lower demand in new residential construction in the United States and lower than average storm-related demand in the United States significantly impacted demand for our Roofing products. Sales were lifted by the introduction of the Company's laminate product, Duration™ Series Shingles with SureNail® technology. The innovative shingles became available across the United States in first quarter of 2007, six months earlier than originally planned.

In our Insulation business, lower demand in new residential construction and repair and remodeling in the United States in 2007 significantly impacted demand for our residential insulation products. During the third and fourth quarters of 2007, we also experienced some quarter-over-quarter weakness in our commercial and industrial insulation markets. Approximately three-fourths of the decline in our Insulation business net sales was due to unfavorable volume and product mix, and the remainder of the decline was due to price erosion on certain products due to competitive pressure.

In response to weakening demand in our Insulation business during 2007, the Company curtailed production at multiple locations in the United States and Canada through extending curtailments, slowing certain production lines or extending downtime for furnace repairs or rebuilds. Throughout 2007 insulation inventories were adjusted to seasonal sales levels.

EBIT

2008 Compared to 2007: The decrease in Building Materials EBIT was the result of lower EBIT margins in our Insulation and Other businesses, which were partially offset by higher EBIT margins in our Roofing business. In our Insulation business, over half of the decrease in EBIT was the result of lower margins due to high levels of inflation in energy and energy-related costs, such as materials and delivery, coupled with price declines. Lower sales volumes, which drove underutilization of our production capacity, accounted for the remainder of the decrease in EBIT in our Insulation business. We were able to mitigate this impact through actions we took beginning in the fourth quarter 2007 to reduce our production capacity and align our cost structure with market demand expectations.

In Other, more than two-thirds of the decrease in EBIT was due to lower sales volumes, including higher idle facility costs, in our Masonry Products business. The remainder of the decline was primarily attributable to fewer installations in our Construction Services business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

In our Roofing business, nearly half of the increase in EBIT was the result of productivity improvements. In 2008, we made significant gains in manufacturing and material efficiencies, as well as realized benefits from a stream-lined asset base resulting from our 2007 and 2008 cost-cutting actions. Another one-third of the increase in Roofing EBIT was the result of improved margins as price increases outpaced inflation in raw materials, labor and delivery. Increased sales volumes and favorable product mix accounted for the remainder of the increase in EBIT.

2007 Compared to 2006: Building Materials EBIT declined primarily as a result of declines in EBIT margins in our Insulation and Roofing businesses. In our Insulation business, approximately one-third of the decline was due to lower selling prices and approximately one-third was due to decreased sales volumes. The adoption of fresh-start accounting upon our emergence from bankruptcy decreased 2007 year-over-year Insulation EBIT by approximately $37 million, related primarily to increased depreciation and amortization costs. The remainder of the Insulation decrease is due to idle facility costs and inflation in raw materials, energy and labor.

In our Roofing business, decreased demand related to residential repair and remodeling, storm damage and new residential construction caused lower volumes that drove the reduction in EBIT. Improved asphalt purchasing and storage practices, lower year-over-year asphalt prices, improved productivity and price increases moderated the impact of inflation on energy and raw materials. The adoption of fresh-start accounting upon our emergence from bankruptcy decreased 2007 year-over-year Roofing EBIT by approximately $3 million, related primarily to increased depreciation and amortization costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Corporate, Other and Eliminations

The table below provides a summary of EBIT and depreciation and amortization expense for the Corporate, Other and Eliminations category (in millions).

	Successor			Successor	Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	COMBINED Twelve Months Ended December 31, 2006	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Chapter 11-related reorganization items	$ (1)	$ —	$ (55)	$ (10)	$ (45)
Asbestos litigation recoveries	—	—	13	—	13
Net precious metal lease (expense) income	(9)	3	1	—	1
Restructuring and other costs	(7)	(54)	(43)	(32)	(11)
Acquisition integration and transaction costs	(75)	(41)	(13)	(6)	(7)
Gains (losses) on sales of assets and other	34	(7)	45	—	45
Employee emergence equity program expense	(26)	(37)	(6)	(6)	—
Fresh-start accounting impact	—	(5)	(91)	(91)	—
Asset impairments	(10)	(60)	—	—	—
General corporate expense	(55)	(11)	(96)	(3)	(93)
Loss from continuing operations before interest and taxes	$(149)	$(212)	$(245)	$(148)	$ (97)
Depreciation and amortization	$ 23	$ 43 (a)	$ 48	$ 22 (b)	$ 26

(a) Includes $21 million in accelerated depreciation related to fourth quarter 2007 actions to close facilities and reduce operating costs.

(b) Includes $21 million in amortization related to the adoption of fresh-start accounting.

EBIT

2008 Compared to 2007: For 2008, included in the gains (losses) on sales of assets and other line are $48 million of gains on the sale of certain precious metals used in production tooling and $13 million of net other expenses and gains that are excluded from our segment results and primarily related to activities to exit facilities. The $7 million charge in 2007 relates to exiting our HOMExperts service line. The increase in general corporate expense was primarily due to increased performance-based compensation expense of $57 million. This increase was partially offset by the impact of our fourth-quarter 2007 cost savings projects. All other significant variances are discussed above in the Consolidated Results section.

2007 Compared to 2006: The impact of adopting fresh-start accounting on general corporate expense was an increase in EBIT for 2007 totaling approximately $54 million compared to 2006, primarily due to reduced charges for pension expense. All remaining significant variances are discussed above in the Consolidated Results section.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

SAFETY

Working safely is a condition of employment at Owens Corning. We believe this organization-wide expectation provides for a safer work environment for employees, improves our manufacturing processes, reduces our costs and enhances our reputation. Furthermore, striving to be a world-class leader in safety provides a platform for all employees to understand and apply the resolve necessary to be a high-performing, global organization. We measure our progress on safety based on Recordable Incidence Rate as defined by OSHA, which we refer to as RIR. In 2008 our RIR improved 36% from the prior year, and our annual 2007 RIR improved 28% over our annual 2006 performance.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Recently, worldwide capital and credit markets have seen unprecedented volatility. We are closely monitoring the potential impact of these market conditions on our liquidity. To date, these market conditions have not had any material adverse impact on our liquidity. There were no significant new committed debt issuances or refinancings in 2008. Therefore, these market conditions had no impact on the availability of committed funds for the Company. Based on information available to us, all of the financial institutions syndicated under our Credit Agreement applicable to our senior revolving credit facility and our senior term loan facility are able to fulfill their commitments as of our filing date. In common with other companies with similar agreements in the current financial market environment, there can be no assurance that one or more financial institutions may not cease to be able to fulfill their funding obligations. The Company has no significant debt maturities coming due until the fourth quarter of 2011 when the senior revolving credit facility and the senior term loan facility mature.

We are also closely monitoring the potential impact of changes in the operating conditions of our customers on our operating results. To date, changes in the operating conditions of our customers have not had a material adverse impact on our operating results; however, it is possible that we could experience material losses in the future if current economic conditions continue or worsen.

Notwithstanding the above, we expect that our cash on hand, coupled with future cash flows from operations and other available sources of liquidity, including our revolving credit facility, will provide sufficient liquidity to allow our Company to meet our cash requirements. Our anticipated uses of cash include capital expenditures, working capital needs, pension contributions and financial obligations. On an ongoing basis, we will evaluate and consider repurchasing shares of our common stock as well as strategic acquisitions, divestitures, joint ventures and other transactions to create stockholder value and enhance financial performance. Such transactions may require cash expenditures or generate proceeds.

The Credit Agreement applicable to our senior revolving credit facility and our senior term loan facility contains various covenants, including a maximum allowed leverage ratio and a minimum required interest expense coverage ratio, that are usual and customary for a senior unsecured credit agreement. We were well within compliance with these covenants as of December 31, 2008. At December 31, 2008, we had $2.2 billion of short- and long-term debt and cash-on-hand of $236 million. As of December 31, 2008, we had a credit rating of BBB- with a negative outlook from Standard & Poor's Ratings Services and a credit rating of Ba1 with a negative outlook from Moody's Investors Service.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Cash flows

The following table presents a summary of our cash balance and cash flows:

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Cash and cash equivalents at end of period	$ 236	$ 135	$1,089	$ 1,205
Cash flow from (used for) operations	$ 193	$ 182	$ 15	$(1,903)
Cash flow used for investing activities	$(162)	$(430)	$ (77)	$ (249)
Cash flow from (used for) financing activities	$ 67	$(731)	$ (54)	$ 1,792

Cash flow from operations: The year-over-year improvement in our cash flow from operations is primarily the result of lower payments related to Chapter 11 filings and lower pension fund contributions, which were partially offset by increased working capital. We substantially completed our payments related to Chapter 11 filings in 2007, resulting in $56 million less cash used and restricted for such payments in 2008. Our pension fund contributions in 2008 were $48 million lower than in 2007. We ended 2008 with higher inventory and lower accounts receivable balances due to lower sales volumes at the end of the year, and a lower accounts payable balance due to lower purchasing levels at the end of the year. Changes in working capital items resulted in a net cash outflow of $128 million.

Investing activities: Cash used for investing activities decreased in 2008 compared to 2007. The primary reason for the decrease was the use of cash in 2007 for the Acquisition ($640 million, less cash acquired of $56 million) and to increase our ownership interest in Owens Corning India Limited ($28 million), while we made no such investments in 2008. Partially offsetting that decrease were increases in capital spending and decreases in proceeds from sales of assets and affiliates. Capital expenditures for 2008, excluding precious metal purchases, were $366 million. The increase in capital spending in 2008 is primarily related to our Composites segment, as this business almost doubled as a result of the November 2007 Acquisition. In 2008, certain precious metals for use in production tooling were purchased to reduce our metal lease portfolio acquired as part of the Acquisition. These purchases were fully funded by proceeds from the sales of certain precious metal used in production tooling.

In 2007, we received cash proceeds of approximately $437 million from the sale of our Siding Solutions business, our Fabwel unit and our interest in Owens-Corning South Africa (Pty) Ltd., while in 2008 we received cash proceeds of $197 million related to the Divestiture and the sale of certain facilities as part of our 2007 Restructuring Plan and the integration of the Acquisition.

Financing activities: The $67 million cash provided by financing activities was primarily the result of $180 million in net borrowings on our senior revolving credit facility, offset by $100 million in purchases of Treasury stock. In 2007, the $731 million cash used in financing activities was primarily the result of the payment of the $1.390 billion short term note payable to the 524(g) Trust in January of 2007, offset by $600 million borrowed under the delayed-draw senior term loan facility and $140 million in net borrowings on our senior revolving credit facility.

2009 Investments

Capital Expenditures: The Company will continue a balanced approach to the use of free cash flow. Operational cash flow will be used to fund the Company's growth and innovation. Capital expenditures excluding precious metal purchases are expected to be less than $275 million in 2009. The Company will also continue to evaluate projects and acquisitions that provide opportunities for growth in our businesses, and invest in them when they meet our strategic and financial criteria.

Share Buy-back Program: On February 21, 2007, the Company announced a share buy-back program under which the Company is authorized to repurchase up to 5% of the Company's outstanding common stock. The share buy-back program authorizes the Company to repurchase shares through open market, privately negotiated, or other transactions. The timing and actual number of shares of common stock repurchased will depend on market conditions and other factors and will be at our discretion. During the twelve months ended December 31, 2008, we repurchased approximately 4.7 million shares of our common stock for an average price paid per share of $21.47. The cost of these treasury shares is shown as a reduction of stockholders' equity on the Consolidated Balance Sheet. At December 31, 2008, there were approximately 1.9 million shares remaining available for repurchase under the share buy-back program.

United States Federal Tax Net Operating Losses

Upon emergence and subsequent distribution of contingent stock and cash to the 524(g) Trust in January 2007, we generated a significant United States federal tax net operating loss of approximately $3.0 billion. In 2008, we utilized approximately $200 million of these net operating losses as a result of the implementation of a tax strategy that accelerated the utilization of our net operating losses, but will have a positive impact on our net earnings over the next several years, and the settlement of our United States federal tax audit for 2004 and 2005. We project that the combined United States federal and state cash tax rate will be less than 2% for at least the next 10 to 15 years.

As discussed previously, we recorded an accounting valuation allowance against our United States deferred tax assets related to our net operating losses. Recording this accounting valuation allowance will have no impact on our ability to utilize our United States net operating losses to offset future United States profits. We continue to believe that we ultimately will have sufficient United States profitability during the remaining tax loss carryforward period to utilize substantially all of the net operating losses before they expire. Recording the accounting valuation allowance has no impact on our cash flow or liquidity, and we remain well within the levels required to be in compliance with the financial covenants in the Company's senior revolving credit facility and senior term loan facility.

Pension contributions

The Company has several defined benefit pension plans. The Company made cash contributions of approximately $73 million and $121 million to the plans during 2008 and 2007, respectively. The Company expects to contribute approximately $62 million in cash to its pension plans during 2009. Actual contributions to the plans may change as a result of a variety of factors, including changes in laws that impact funding requirements. The ultimate cash flow impact to the Company, if any, of the pension plan liability and the timing of any such impact will depend on numerous variables, including future changes in actuarial assumptions, legislative changes to pension funding laws, and market conditions.

Derivatives

To mitigate some of the near-term volatility in our earnings and cash flows, we use financial and derivative financial instruments to hedge certain exposures, principally currency- and energy-related. Our current hedging practice has been to hedge a variable percentage of certain energy and energy-related exposures on a rolling forward basis up to 36 months out. During 2008 and 2007, declining natural gas costs were unfavorable to our

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

hedging portfolio, resulting in recognizing approximately $3 million and $8 million in pretax losses respectively. Going forward, the results of our hedging practice could be positive, neutral or negative in any period depending on price changes in the hedged exposures, and will tend to mitigate near-term volatility in the exposures hedged. The practice is neither intended nor expected to mitigate longer term exposures.

OFF BALANCE SHEET ARRANGEMENTS

The Company has entered into limited off balance sheet arrangements, as defined under Securities and Exchange Commission rules, in the ordinary course of business. These arrangements include a limited amount of unrecorded contingent payment obligations under acquisition purchase agreements which are not material. The Company does not believe these arrangements will have a material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

In the ordinary course of business, the Company enters into contractual obligations to make cash payments to third parties. The Company's known contractual obligations as of December 31, 2008 are as follows (in millions):

	Payments due by period						
	2009	**2010**	**2011**	**2012**	**2013**	**2014 and Beyond**	**Total**
Long-term debt obligations	$ 12	$ 6	$ 922	$ 2	$ 2	$1,197	$2,141
Interest on fixed rate debt	84	84	84	84	83	1,032	1,451
Interest on variable rate debt (1)	25	24	20	1	—	—	70
Capital lease obligations	4	2	2	2	2	35	47
Operating lease obligations	44	32	25	19	14	87	221
Purchase obligations (2)	210	105	77	31	20	47	490
Pension contributions (3)	62	96	129	91	86	—	464
Total(4)	$441	$349	$1,259	$230	$207	$2,398	$4,884

(1) Interest on variable rate debt is calculated using the weighted-average interest rate in effect as of December 31, 2008 for all future periods.
(2) Purchase obligations are commitments to suppliers to purchase goods or services, and include take-or-pay arrangements, capital expenditures, and contractual commitments to purchase equipment. We did not include ordinary course of business purchase orders in this amount as the majority of such purchase orders may be canceled and are reflected in historical operating cash flow trends. We do not believe such purchase orders will adversely affect our liquidity position.
(3) The Pension contributions are based on what the Company currently projects contributions to our pension plans will be through 2013.
(4) The Company has not included its FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48") liability in the contractual obligation table as the timing of payment, if any, cannot be reasonably estimated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments related to these assets, liabilities, revenues and expenses. We believe these estimates to be reasonable under the circumstances. Management bases its estimates and judgments on historical experience, expected future outcomes, and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe that the following accounting estimates are critical to our financial results.

Tax Estimates. The determination of our tax provision is complex due to operations in several tax jurisdictions outside the United States. We apply a more-likely-than-not recognition threshold for all tax uncertainties in accordance with FIN 48. Such uncertainties include any claims by the Internal Revenue Service for income taxes, interest, and penalties attributable to audits of open tax years.

In addition, we record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. We estimate future taxable income and the effect of tax planning strategies in our consideration of whether deferred tax assets will more likely than not be realized. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to reduce the net deferred tax assets would be charged to income in the period such determination was made. Conversely, if we were to determine that we would be able to realize our net deferred tax assets in the future in excess of their currently recorded amount, an adjustment to increase the net deferred tax assets would be credited to income in the period such determination was made. A full valuation allowance related to our United States net deferred tax assets in the amount of $906 million has been recorded as of December 31, 2008.

Stock-Based Compensation. We account for our stock-based compensation expense in accordance with Statement of Financial Accounting Standard No. 123 (Revised 2004), "Share Based Payments" ("FAS 123R"). FAS 123R requires that we measure and recognize in our Consolidated Statement of Earnings (Loss) the expense associated with all stock-based payment awards made to employees and directors including stock options, stock appreciation rights, restricted stock awards, restricted stock units, bonus stock awards and performance stock awards based on estimated fair values. The stock-based payment awards which require us to make the most significant estimates include our long-term incentive plan ("LTIP") grants of performance stock awards and performance stock units, our employee emergence grant of stock options and our CEO appointment grant of restricted stock.

Our LTIP grants include contingent performance stock awards and performance stock units. The award amounts for these grants are contingent on meeting various company-wide performance goals during overlapping three-year periods. This requires us to make estimates regarding the likelihood of meeting our established goals (the "performance probability") for each LTIP grant in place. Each performance probability can range from 0 percent to 200 percent depending on how we estimate that our performance over each relevant three-year period will compare to the goals established for such period. Quarterly, we review the performance probability for each LTIP grant in place, and may make revisions to such estimates if it becomes probable that we will not fully meet or will exceed the stated performance goals. When the performance probabilities are revised, cumulative compensation expense for the applicable grants is re-computed using the updated performance probability for the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

term of the grant. An increase in the performance probability would result in the recognition of additional expense. A decrease in the performance probability would result in the reversal of previously-recorded surplus expense. These adjustments could result in a material impact to our Consolidated Financial Statements in any given period.

We utilize the Black-Scholes option valuation model to measure the amount of compensation expense to be recognized for our stock option grant. There are several assumptions that must be made when using the Black-Scholes model such as the expected term of each option, the expected volatility of the stock price during the expected term of the option, the expected dividends to be paid and the risk free interest rate expected during the option term. Of these assumptions, the expected term of the options and expected volatility of our common stock are the most difficult to estimate since they are based on the exercise behavior of employees and expected performance of our stock. An increase in the expected volatility of our stock would increase the amount of compensation expense on new awards. An increase in the expected term of options would also cause an increase in compensation expense. The expected dividends to be paid and the risk-free interest rates are less difficult to estimate. An increase in the expected dividends to be paid would decrease compensation expense and an increase in the risk-free interest rate would increase compensation expense.

We utilized the Monte Carlo valuation model to estimate the amount of compensation expense to be recognized for our CEO appointment grant. Our CEO appointment grant is comprised of restricted stock awards that vest solely upon fulfilling a market condition. The market condition allows for 20 percent of the total granted shares to vest on the day our stock closes at or above each of 5 specified closing prices. Significant assumptions made regarding the valuation of the CEO appointment grant included the derived requisite service periods, the expected volatility of the stock price during the expected term, the expected dividends to be paid and the risk-free interest rate expected during the term. Of these assumptions, the derived requisite service periods and the expected volatility of our common stock are the most difficult to estimate since they are based on the expected performance of our stock. Increases in each of these assumptions in the initial valuation of the grant would have increased our compensation expense. Throughout the term of the grant, if the market conditions are achieved sooner than the derived service period assumptions in the model, the timing of the recognition of compensation expense will be accelerated. The expected dividends to be paid and the risk-free interest rate are less difficult to estimate. For the initial valuation of the grant, an increase in the expected dividends to be paid would have caused a decrease in compensation expense, and an increase in the risk-free interest rate would have caused an increase in compensation expense.

Impairment of Assets. The Company exercises judgment in evaluating assets for impairment. Goodwill and other indefinite-lived intangible assets are tested for impairment annually, or when circumstances arise which indicate there may be an impairment. Long-lived assets are tested for impairment when economic conditions or management decisions indicate an impairment may exist. These tests require comparing recorded values to estimated fair values for the assets under review.

The Company has recorded its goodwill and conducted testing for potential goodwill impairment at a reporting unit level. The Company determines its reporting units in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"). Our reporting units represent a business for which discrete financial information is available and segment management regularly reviews the operating results. There are 10 reporting unites within the Company, with approximately 90% of the goodwill recorded in 2 reporting units within the Building Materials operating segment. Fair values for goodwill testing are estimated using a discounted cash flow approach. Significant estimates in the discounted cash flow approach are cash flow forecasts of our reporting units, the discount rate and the terminal business value. The cash flow forecasts of the reporting units are based upon management's long-term view of our markets and are the forecasts that are used by senior management and the Board of Directors to evaluate operating performance. The discount rate utilized

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

is estimated using the Company's long-term internal weighted average cost of capital, which is based upon the Company's target long-term capital structure and the Company's estimated cost of debt and equity. The terminal business value is determined by applying a business growth factor to the latest year for which a forecast exists. As part of our goodwill impairment testing process, we evaluate whether there are reasonably likely changes to management's estimates that would have a material impact on the results of the goodwill impairment testing. For the testing performed in 2008, management concluded that there are no reasonably likely changes that would materially impact the results of the goodwill impairment testing. Our annual test of goodwill resulted in no impairment charges being required. However, significant decreases in the Company's long-term view for any of our reporting units could increase the likelihood of recognizing an impairment charge in the future.

Other indefinite-lived intangible assets are the Company's trademarks. Fair values used in testing for potential impairment of our trademarks are calculated by applying an estimated market value royalty rate to the forecasted revenues of the businesses that utilize those assets. The assumed cash flows from this calculation are discounted back using the Company's weighted average cost of capital.

Fair values for other long-lived asset testing are calculated by estimating the undiscounted cash flows from the use and ultimate disposition of the asset or by estimating the amount that a willing third party would pay. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("FAS 144"), for impairment testing, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Consistent with this standard, we group long-lived assets based upon manufacturing facilities that produce similar products within a geographic region. Management tests these asset groups for potential impairment in accordance with FAS 144 whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Current market conditions have caused the Company to have idle capacity. We consider such idled capacity to be unimpaired because there has not been a significant change in the forecasted long-term cash flows at the asset group level to indicate that the carrying values are not recoverable. While management's current strategy is to utilize this capacity to meet expected future demand, any significant decrease in this expectation or change in management's strategy could result in future impairment charges related to this excess capacity.

In addition, changes in management intentions, market conditions, operating performance and other similar circumstances could affect the assumptions used in these impairment tests. Changes in the assumptions could result in impairment charges that could be material to our Consolidated Financial Statements in any given period.

Pensions and Other Postretirement Benefits. Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions, such as inflation, investment returns, mortality, turnover, medical costs and discount rates. Changes in assumptions used could result in a material impact to our Consolidated Financial Statements in any given period.

Two key assumptions that could have a significant impact on the measurement of pension liability and pension expense are the discount rate and expected return on plan assets. For our largest plan, the United States plan, the discount rate used for the December 31, 2008 measurement date was derived by matching projected benefit payments to bond yields obtained from the Citigroup Above Median Pension Discount Curve developed at these respective dates. The Citigroup Above Median Pension Discount Curve is a yield curve developed monthly by Citigroup and is based on corporate bonds rated AA+, AA or AA- by Standard & Poor's or Aa1, Aa2 or Aa3 by Moody's. The result supported a discount rate of 6.85% at December 31, 2008 compared to 6.55% at the December 31, 2007 measurement date. A 25 basis point increase (decrease) in the discount rate would decrease (increase) the December 31, 2008 projected benefit obligation for the United States pension plans by approximately $24 million and increase (decrease) 2009 net periodic pension cost by less than $1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The expected return on plan assets was derived by taking into consideration the target plan asset allocation, historical rates of return on those assets, projected future asset class returns and net outperformance of the market by active investment managers. We use the target plan asset allocation because we rebalance our portfolio to target on a quarterly basis. An asset return model was used to develop an expected range of returns on plan investments over a 20 year period, with the expected rate of return selected from a best estimate range within the total range of projected results. This process resulted in the selection of an expected return of 8.00% at the December 31, 2008 measurement date, which is used to determine net periodic pension cost for the year 2009. This assumption is unchanged from the 8.00% return selected at the December 31, 2007 and December 31, 2006 measurement dates. A 25 basis point increase (decrease) in return on plan assets assumption would result in a respective decrease (increase) of 2009 net periodic pension cost by approximately $2 million.

The discount rate for our United States postretirement plan was selected using the same method as described for the pension plan. The result supported a discount rate of 7.05% at December 31, 2008 compared to 6.45% at December 31, 2007. A 25 basis point increase (decrease) in the discount rate would decrease (increase) the United States postretirement benefit obligation by approximately $5 million and decrease (increase) 2009 net periodic postretirement benefit cost by less than $1 million.

The methods corresponding to those described above are used to determine the discount rate and expected return on assets for non-U.S. pension and postretirement plans, to the extent applicable.

Purchase Accounting. The Acquisition was accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"). FAS 141 requires companies to allocate the purchase price to assets acquired and liabilities assumed based on the relative fair values of the assets and liabilities. The determination of fair values of the assets acquired and liabilities assumed requires management to make estimates regarding the intended use and useful lives of the assets, exit costs for certain acquired facilities, amounts of contingent liabilities and potential working capital adjustments. These estimates and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Additionally, in connection with our emergence from Chapter 11, we adopted the fresh-start accounting provisions of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," which requires companies to allocate the reorganization value to the fair value of assets in accordance with FAS 141. Effective January 1, 2009, we adopted Statement of Financial Accounting Standards No. 141(R), "Business Combinations," ("FAS 141(R)"). Included in the provisions of FAS 141(R) is an amendment to FAS 109 to require adjustments to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as income tax expense. As such, future adjustments to the estimates used in determining the fair values of our acquired assets and assumed liabilities or our reorganization value could have a material impact on our Consolidated Financial Statements in any given period.

ACCOUNTING PRONOUNCEMENTS

In December 2008, the FASB issued FASB Staff Position (FSP) No. FAS 132(R)-1, "Employer's Disclosure about Postretirement Benefit Plan Assets." This FSP provides guidance on an employer's disclosure about plan assets of a defined benefit pension or other postretirement plan. This staff position is effective for fiscal years ending after December 15, 2009 with early application permitted. Upon initial application, the provisions of this staff position are not required for earlier periods that are presented for comparative periods. The Company is in the process of evaluating the impact of adopting this statement on its disclosures.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This statement identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

accounting principles generally accepted in the United States for nongovernmental entities. This statement was effective on November 18, 2008. The adoption of this statement had no impact on the Company's Consolidated Financial Statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities." This statement requires expanded disclosures concerning derivative instruments and hedging activities and their effects on an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for years and interim periods beginning after November 15, 2008, with early application permitted. The Company adopted this statement effective January 1, 2009, and retrospectively recast the Notes to the Consolidated Financial Statements contained in this Report. The adoption of this statement resulted in additional disclosures.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB 51." This statement requires minority interests be reported as equity on the balance sheet, changes the reporting of net earnings to include both the amounts attributable to the affiliate's parent and the noncontrolling interest and clarifies the accounting for changes in a parent's interest in an affiliate. This statement is effective for financial statements issued for years beginning on or after December 15, 2008, including interim periods within that year. The provisions of this statement are to be applied prospectively, except that the presentation and disclosure requirements are to be applied retrospectively for all periods presented. The Company adopted this statement for noncontrolling interests in the Consolidated Financial Statements as of January 1, 2009, and retrospectively recast the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements contained in this Report. The effect of the adoption of this statement was not material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations." This statement requires that in a business combination the acquirer recognize all purchased assets and assumed liabilities at fair value, that negative goodwill due to bargain purchases be recognized as a gain in the income statement and that acquisition costs and planned restructuring costs associated with the acquisition be separately recognized. This statement is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with an exception related to the accounting for valuation allowances on deferred taxes and acquired contingencies related to acquisitions completed before the effective date. This statement amends FAS 109 to require adjustments, made after the effective date of this statement, to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as income tax expense. Beginning January 1, 2009, the Company will apply the provisions of this statement to its accounting for applicable business combinations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement became effective for financial statements issued for years beginning after November 15, 2007 and interim periods within that year. On February 12, 2008 the FASB issued FASB Staff Position (FSP) FAS 157-2. This FSP permits a delay in the effective date of FAS 157 to years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of FAS 157. On February 14, 2008, the FASB issued FSP FAS 157-1 to exclude FAS 13, Accounting for Leases, and its related interpretive accounting pronouncements from the scope of FAS 157. The Company adopted this statement for financial assets and financial liabilities and nonfinancial assets and nonfinancial liabilities disclosed or recognized at fair value on a recurring basis (at least annually) as of January 1, 2008. The effect of the adoption of this statement was not material. The Company has adopted the statement for nonfinancial assets and nonfinancial liabilities on January 1, 2009 and does not expect the adoption of this statement to have a material impact on its Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

Owens Corning is committed to complying with all environmental laws and regulations that are applicable to our operations. We are dedicated to continuous improvement in our environmental, health and safety performance.

We have not experienced a material adverse effect upon our capital expenditures or competitive position as a result of environmental control legislation and regulations. Operating costs associated with environmental compliance were approximately $46 million in 2008. We continue to invest in equipment and process modifications to remain in compliance with applicable environmental laws and regulations worldwide.

Our manufacturing facilities are subject to numerous national, state and local environmental protection laws and regulations. Regulatory activities of particular importance to our operations include those addressing air pollution, water pollution, waste disposal and chemical control. We expect passage and implementation of new laws and regulations specifically addressing climate change, toxic air emissions, ozone forming emissions and fine particulate during the next two to five years. However, based on information known to the Company, including the nature of our manufacturing operations and associated air emissions, at this time we do not expect any of these new laws or regulations to have a material adverse effect on our results of operations, financial condition or long-term liquidity.

We have been deemed by the Environmental Protection Agency ("EPA") to be a Potentially Responsible Party ("PRP") with respect to certain sites under the Comprehensive Environmental Response, Compensation and Liability Act. We have also been deemed a PRP under similar state or local laws. In other instances, other PRPs have brought suits against us as a PRP for contribution under such federal, state or local laws. At December 31, 2008, a total of 39 such PRP designations remained unresolved by us. In most cases, we are only one of many PRPs with potential liability for investigation and remediation at the applicable site. We are also involved with environmental investigation or remediation at a number of other sites at which we have not been designated a PRP.

We estimate a reserve in accordance with accounting principles generally accepted in the United States to reflect environmental liabilities that have been asserted or are probable of assertion, in which liabilities are probable and reasonably estimable. At December 31, 2008, our reserve for such liabilities was $8 million, of which $3 million is recorded in the Non-tax Bankruptcy Reserve. We will continue to review our environmental reserve and make such adjustments as appropriate.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements present our current forecasts and estimates of future events. These statements do not strictly relate to historical or current results and can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "likely," "may," "plan," "project," "strategy," "will" and other terms of similar meaning or import in connection with any discussion of future operating, financial or other performance. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements. These risks, uncertainties and other factors include, without limitation:

- economic and political conditions, including new legislation or other governmental actions;
- levels of residential and commercial construction activity;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

- competitive factors;
- pricing pressures;
- weather conditions;
- our level of indebtedness;
- industry and economic conditions that adversely affect the market and operating conditions of our customers, suppliers or lenders;
- availability and cost of raw materials;
- availability and cost of credit;
- interest rate movements;
- issues involving implementation of acquisitions, divestitures and joint ventures;
- our ability to utilize our net operating loss carryforwards;
- achievement of expected synergies, cost reductions and/or productivity improvements;
- issues involving implementation of new business systems;
- foreign exchange fluctuations;
- the success of research and development activities;
- difficulties in managing production capacity; and
- labor disputes.

All forward-looking statements in this report should be considered in the context of the risk and other factors described above and as detailed from time to time in the Company's Securities and Exchange Commission filings. Any forward-looking statements speak only as of the date the statement is made and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. It is not possible to identify all of the risks, uncertainties and other factors that may affect future results. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, users of this report are cautioned not to place undue reliance on the forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of changes in foreign currency exchange rates, interest rates, natural gas prices and transportation costs in the normal course of business. To mitigate some of the near-term volatility in our earnings and cash flows, the Company manages certain of our exposures through the use of certain financial and derivative financial instruments. The Company's objective with these instruments is to reduce exposure to fluctuations in earnings and cash flows. The Company's policy enables the use of foreign currency, interest rate and commodity derivative financial instruments only to the extent necessary to manage exposures as described above. The Company does not enter into such transactions for trading purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued)

A discussion of the Company's accounting policies for derivative financial instruments is included in the Notes to the Consolidated Financial Statements. Further information on the Company's exposure to market risk is included in the Notes to the Consolidated Financial Statements.

For purposes of disclosing the market risk inherent in its derivative financial instruments the Company uses sensitivity analysis disclosures that express the potential loss in fair values of market rate sensitive instruments resulting from changes in interest rates, foreign currency exchange rates, and commodity prices that assume instantaneous, parallel shifts in exchange rates, interest rate yield curves, and commodity prices. The following analysis provides such quantitative information regarding market risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change instantaneously and that interest rates change in a parallel fashion. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled.

Foreign Exchange Rate Risk

The Company has foreign currency exposures related to buying, selling, and financing in currencies other than the local currencies in which it operates. The Company enters into various forward and option contracts, which change in value as foreign currency exchange rates change, to preserve the carrying amount of foreign currency-denominated assets, liabilities, commitments, and certain anticipated foreign currency transactions. The net fair value of financial instruments used to limit exposure to foreign currency risk was approximately break-even as of December 31, 2008. The potential change in fair value for such financial instruments from an increase (decrease) of 10% in quoted foreign currency exchange rates would be an increase (decrease) of approximately $6 million.

Interest Rate Risk

The Company is subject to market risk from exposure to changes in interest rates due to its financing, investing, and cash management activities. The Company has a revolving credit facility and a senior term loan facility, both of which are exposed to floating interest rates and may impact cash flow. The balances of the revolving credit facility, the senior term loan facility, and other floating rate debt were $320 million, $600 million, and $57 million, respectively, at December 31, 2008. A one percentage point increase (decrease) in interest rates would increase (decrease) our annual interest expense by $10 million.

The fair market value of the Company's Senior Notes are subject to interest rate risk. It is estimated that a one percentage point increase (decrease) in interest rates would increase (decrease) the fair market value of the Notes due in 2016 by 6% and the Notes due in 2036 by 10.5%.

Commodity Price Risk

The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, such as natural gas, and raw materials, such as asphalt and polystyrene. The Company enters into cash-settled natural gas swap contracts to protect against changes in natural gas prices on a rolling forward basis up to 36 months out; however, no financial instruments are currently used to protect against changes in raw material costs. At December 31, 2008, the net fair value of such swap contracts was a liability of approximately $19 million. The potential change in fair value resulting from an increase (decrease) of 10% change in the underlying commodity prices would be an increase (decrease) of approximately $6 million. This amount excludes the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. PricewaterhouseCoopers LLP's report on the effectiveness of internal control over financial reporting is included in the Report of Independent Registered Public Accounting Firm beginning on page 91 hereof.

Based on our assessment, management determined that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

/s/ Michael H. Thaman	Date February 18, 2009
Michael H. Thaman, President and Chief Executive Officer	
/s/ Duncan J. Palmer	Date February 18, 2009
Duncan J. Palmer Senior Vice President and Chief Financial Officer	

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Owens Corning:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings (loss), stockholder's equity and cash flows present fairly, in all material respects, the financial position of Owens Corning and its subsidiaries (Successor Company or the Company) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 and the two month period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) for each of the two years in the period ended December 31, 2008 and the two month period ended December 31, 2006 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 25 to the consolidated financial statements, the United States Bankruptcy Court for the District of Delaware confirmed Owens Corning Sales, LLC's (formerly known as Owens Corning) (Predecessor Company) Sixth Amendment Joint Plan of Reorganization (the "Plan") on September 28, 2006. Confirmation of the Plan resulted in the discharge of certain claims against the Predecessor Company that arose before September 28, 2006 and substantially alters rights and interests of equity security holders as provided for in the Plan. The Plan was substantially consummated on October 31, 2006 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh-start accounting as of November 1, 2006.

As of November 1, 2006, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," and Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R."

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for inventory in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Toledo, Ohio
February 18, 2009 except for Notes 2, 3, and 26 as to which the date is June 1, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Owens Corning:

In our opinion, the accompanying consolidated statements of earnings (loss) and cash flows present fairly, in all material respects, the results of operations and cash flows of Owens Corning and its subsidiaries (Predecessor Company or the Company) for the period from January 1, 2006 to October 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) for the ten month period ended October 31, 2006 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements and on the financial statement schedule based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 25 to the consolidated financial statements, the Company filed a petition on October 5, 2000 with the United States Bankruptcy Court for the District of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company's Sixth Amended Joint Plan of Reorganization was substantially consummated on October 31, 2006 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh-start accounting.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for inventory in 2009.

PricewaterhouseCoopers LLP

Toledo, Ohio
March 13, 2007 except for Note 9 as to which the date is February 26, 2008 and
except for Notes 2, 3 and 26 as to which the date is June 1, 2009

OWENS CORNING AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in millions, except per share data)

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
NET SALES	$5,847	$4,978	$ 772	$ 4,627
COST OF SALES	4,925	4,202	688	3,713
Gross margin	922	776	84	914
OPERATING EXPENSES				
Marketing and administrative expenses	617	498	86	408
Science and technology expenses	69	63	30	48
Restructuring costs	7	28	20	12
Chapter 11-related reorganization items	1	—	10	45
Credit for asbestos litigation recoveries	—	—	—	(13)
Employee emergence equity program expense	26	37	6	—
(Gain) loss on sale of fixed assets and other	(32)	6	8	(65)
Total operating expenses	688	632	160	435
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES	234	144	(76)	479
Interest expense, net	116	122	29	241
Gain on settlement of liabilities subject to compromise	—	—	—	(5,864)
Fresh-start accounting adjustments	—	—	—	(2,919)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	118	22	(105)	9,021
Income tax expense (benefit)	931	(8)	(35)	991
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE EQUITY IN NET EARNINGS (LOSS) OF AFFILIATES	(813)	30	(70)	8,030
Equity in net earnings (loss) of affiliates	2	(1)	—	4
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(811)	29	(70)	8,034
Discontinued operations:				
Earnings (loss) from discontinued operations, net of tax of $0, $5, $(5) and $45, respectively	—	9	(11)	127
Gain on sale of discontinued operations, net of tax of $0, $40, $0, and $0, respectively	—	60	—	—
Total earnings (loss) from discontinued operations	—	69	(11)	127
NET EARNINGS (LOSS)	(811)	98	(81)	8,161
Less: Net earnings attributable to noncontrolling interests	2	3	4	4
NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING	$ (813)	$ 95	$ (85)	$ 8,157
AMOUNTS ATTRIBUTABLE TO OWENS CORNING COMMON STOCKHOLDERS:				
Earnings (loss) from continuing operations, net of tax	$ (813)	$ 26	$ (74)	$ 8,030
Discontinued operations, net of tax	—	69	(11)	127
NET EARNINGS (LOSS)	$ (813)	$ 95	$ (85)	$ 8,157
BASIC EARNINGS (LOSS) PER COMMON SHARE				
Earnings (loss) from continuing operations attributable to Owens Corning common stockholders	$(6.38)	$ 0.20	$(0.58)	$145.20
Earnings (loss) from discontinued operations attributable to Owens Corning common stockholders	—	0.54	(0.09)	2.30
Basic net earnings (loss) per common share attributable to Owens Corning common stockholders	$(6.38)	$ 0.74	$(0.67)	$147.50
DILUTED EARNINGS (LOSS) PER COMMON SHARE				
Earnings (loss) from continuing operations attributable to Owens Corning common stockholders	$(6.38)	$ 0.20	$(0.58)	$134.06
Earnings (loss) from discontinued operations attributable to Owens Corning common stockholders	—	0.53	(0.09)	2.12
Diluted net earnings (loss) per common share attributable to Owens Corning common stockholders	$(6.38)	$ 0.73	$(0.67)	$136.18
WEIGHTED AVERAGE COMMON SHARES				
Basic	127.4	128.4	128.1	55.3
Diluted	127.4	129.0	128.1	59.9

The accompanying notes to consolidated financial statements are an integral part of the statement.

OWENS CORNING AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions)

	Successor	
	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 236	$ 135
Receivables, less allowances of $21 in 2008 and $23 in 2007	576	721
Inventories	899	788
Restricted cash – disputed distribution reserve	31	33
Assets held for sale – current	13	53
Other current assets	102	104
Total current assets	1,857	1,834
Property, plant and equipment, net	2,819	2,777
Goodwill	1,124	1,174
Intangible assets	1,190	1,210
Deferred income taxes	42	484
Assets held for sale – non-current	3	173
Other non-current assets	187	199
TOTAL ASSETS	$7,222	$7,851
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$1,112	$1,137
Accrued interest	9	12
Short-term debt	30	47
Long-term debt – current portion	16	10
Liabilities held for sale – current	8	40
Total current liabilities	1,175	1,246
Long-term debt, net of current portion	2,172	1,993
Pension plan liability	308	146
Other employee benefits liability	270	293
Deferred income taxes	400	—
Liabilities held for sale – non-current	—	8
Other liabilities	117	161
Commitments and contingencies (Note 18)		
OWENS CORNING STOCKHOLDERS' EQUITY		
Preferred stock, par value $0.01 per share (a)	—	—
Common stock, par value $0.01 per share (b)	1	1
Additional paid in capital	3,824	3,784
Accumulated earnings (deficit)	(803)	10
Accumulated other comprehensive earnings (deficit)	(183)	173
Cost of common stock in treasury (c)	(101)	(1)
Total Owens Corning stockholders' equity	2,738	3,967
Noncontrolling interest	42	37
Total equity	2,780	4,004
TOTAL LIABILITIES AND EQUITY	$7,222	$7,851

(a) 10 shares authorized; none issued or outstanding at December 31, 2008 and December 31, 2007

(b) 400 shares authorized: 131.7 issued and 127.0 outstanding at December 31, 2008; 130.8 issued and outstanding for December 31, 2007

(c) 4.7 shares at December 31, 2008

The accompanying notes to consolidated financial statements are an integral part of the statement.

OWENS CORNING AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock Outstanding		Additional Paid in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Earnings (Deficit)	Treasury Stock	Noncontrolling Interest	Total
	Shares	Par Value						
Balance at December 31, 2005 – Predecessor	**55.3**	**$ 6**	**$ 692**	**$(8,420)**	**$(299)**	**$ —**	**$ 47**	**$(7,974)**
Net earnings	—	—	—	8,157	—	—	4	8,161
Currency translation adjustment	—	—	—	—	33	—	—	33
Minimum pension liability adjustment (net of tax of $3)	—	—	—	—	(5)	—	—	(5)
Deferred losses on hedging transaction (net of tax of $9)	—	—	—	—	(21)	—	—	(21)
Other	—	—	—	—	2			2
Total comprehensive earnings								8,170
Extinguishment of predecessor common stock	(55.3)	(6)	—	—	—	—	—	(6)
Fresh-start adjustments	—	—	(692)	263	290	—	(11)	(150)
Balance at October 31, 2006 – Predecessor	**—**	**$—**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 40**	**$ 40**
Issuance of successor company stock	128.1	1	3,727	—	—	—	—	3,728
Balance at October 31, 2006 – Successor	**128.1**	**$ 1**	**$3,727**	**$ —**	**$ —**	**$ —**	**$ 40**	**$ 3,768**
Net loss	—	—	—	(85)	—	—	4	(81)
Currency translation adjustment	—	—	—	—	2	—	—	2
Pension and other postretirement adjustment (net of tax of $12)	—	—	—	—	20	—	—	20
Deferred loss on hedging transaction (net of tax of $3)	—	—	—	—	(5)	—	—	(5)
Total comprehensive earnings								(64)
Stock-based compensation	2.7	—	6	—	—	—	—	6
Balance at December 31, 2006 – Successor	**130.8**	**$ 1**	**$3,733**	**$ (85)**	**$ 17**	**$ —**	**$ 44**	**$ 3,710**
Net earnings	—	—	—	95	—	—	3	98
Currency translation adjustment	—	—	—	—	75	—	(1)	74
Pension and other postretirement adjustment (net of tax of $45)	—	—	—	—	77	—	—	77
Deferred gain on hedging transaction (net of tax of $2)	—	—	—	—	4	—	—	4
Total comprehensive earnings								253
Purchases of subsidiary shares from noncontrolling interest	—	—	—	—	—	—	(9)	(9)
Purchases of treasury stock	—	—	—	—	—	(1)	—	(1)
Stock-based compensation	—	—	51	—	—	—	—	51
Balance at December 31, 2007 – Successor	**130.8**	**$ 1**	**$3,784**	**$ 10**	**$ 173**	**$ (1)**	**$ 37**	**$ 4,004**
Net loss	—	—	—	(813)	—	—	2	(811)
Currency translation adjustment	—	—	—	—	(83)	—	(5)	(88)
Pension and other postretirement adjustment (net of tax of $38)	—	—	—	—	(254)	—	—	(254)
Deferred loss on hedging transaction (net of tax of $2)	—	—	—	—	(19)	—	—	(19)
Total comprehensive deficit								(1,172)
Purchase accounting adjustments to noncontrolling interest	—	—	—	—	—	—	8	8
Purchases of treasury stock	(4.7)	—	—	—	—	(100)	—	(100)
Stock-based compensation	0.9	—	40	—	—	—	—	40
Balance at December 31, 2008 – Successor	**127.0**	**$ 1**	**$3,824**	**$ (803)**	**$(183)**	**$(101)**	**$ 42**	**$ 2,780**

The accompanying notes to consolidated financial statements are an integral part of the statement.

OWENS CORNING AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
NET CASH FLOW PROVIDED BY (USED FOR) OPERATING ACTIVITIES				
Net earnings (loss)	$ (811)	$ 98	$ (81)	$ 8,161
Adjustments to reconcile net earnings (loss) to cash provided by (used for) operating activities:				
Provision for asbestos litigation claims	—	—	—	21
Depreciation and amortization	331	343	69	209
Gain on sale of businesses and fixed assets	(51)	(104)	—	(61)
Impairment of fixed and intangible assets and investments in affiliates	11	76	—	2
Deferred income taxes	893	—	(60)	219
Provision for pension and other employee benefits liabilities	30	45	8	83
Provision for post-petition interest/fees on pre-petition debt	—	—	—	247
Fresh-start accounting adjustments, net of tax	—	—	—	(2,243)
Gain on settlement of liabilities subject to compromise	—	—	—	(5,864)
Employee emergence equity program expense	26	37	6	—
Stock based compensation expense	17	5	—	—
Restricted cash	2	52	(85)	—
Payments related to Chapter 11 filings	(3)	(109)	(131)	—
Payment of interest on pre-petition debt	—	—	(31)	(944)
Payment to 524(g) Trust	—	—	—	(1,250)
(Increase) decrease in receivables	74	(9)	185	(78)
(Increase) decrease in inventories	(138)	4	129	(131)
(Increase) decrease in prepaid and other assets	(23)	7	(6)	(29)
Increase (decrease) in accounts payable and accrued liabilities	(64)	(106)	30	(107)
Proceeds from insurance for asbestos litigation claims, excluding Fibreboard	—	—	—	18
Pension fund contribution	(73)	(121)	(6)	(43)
Payments for other employee benefits liabilities	(24)	(25)	(4)	(23)
Increase in restricted cash – asbestos and Fibreboard	—	—	—	(87)
Other	(4)	(11)	(8)	(3)
Net cash flow provided by (used for) operating activities	193	182	15	(1,903)
NET CASH FLOW USED FOR INVESTING ACTIVITIES				
Additions to plant and equipment	(434)	(247)	(77)	(284)
Investment in subsidiaries and affiliates, net of cash acquired	—	(620)	—	(47)
Proceeds from the sale of assets or affiliates	272	437	—	82
Net cash flow used for investing activities	(162)	(430)	(77)	(249)
NET CASH FLOW PROVIDED BY (USED FOR) FINANCING ACTIVITIES				
Payment of equity commitment fees	—	—	—	(115)
Proceeds from long-term debt	12	617	5	21
Payments on long-term debt	(9)	(85)	(5)	(13)
Proceeds from revolving credit facility	1,135	713	—	—
Payments on revolving credit facility	(955)	(573)	—	—
Payment of contingent note to 524(g) trust	—	(1,390)	—	—
Net increase (decrease) in short-term debt	(16)	(13)	1	3
Purchases of treasury stock	(100)	—	—	—
Payments to pre-petition lenders	—	—	(55)	(1,461)
Proceeds from issuance of bonds	—	—	—	1,178
Proceeds from issuance of new stock	—	—	—	2,187
Debt issuance costs	—	—	—	(10)
Other	—	—	—	2
Net cash flow provided by (used for) financing activities	67	(731)	(54)	1,792
Effect of exchange rate changes on cash	3	25	—	6
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	101	(954)	(116)	(354)
Cash and cash equivalents at beginning of year	135	1,089	1,205	1,559
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 236	$ 135	$1,089	$ 1,205
DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for income taxes	$ 33	$ 40	$ 8	$ 50
Cash paid during the year for interest expense	$ 120	$ 159	$ 35	$ 951

The accompanying notes to consolidated financial statements are an integral part of the statement.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Headquartered in Toledo, Ohio, Owens Corning is a leading global producer of glass fiber reinforcements and other materials for composite systems and of residential and commercial building materials. The Company operates within two segments: Composites, which includes the Company's Reinforcements and Downstream businesses; and Building Materials, which includes the Company's Insulation, Roofing, and Other businesses. Through these lines of business, Owens Corning manufactures and sells products worldwide. The Company maintains leading market positions in all of its major product categories.

Basis of Presentation

Owens Corning (formerly known as Owens Corning (Reorganized) Inc.) was initially formed on July 21, 2006, as a wholly-owned subsidiary of Owens Corning Sales, LLC (formerly known as Owens Corning ("OCD") and did not conduct significant operations prior to October 31, 2006 (the "Effective Date"), when OCD and 17 of its subsidiaries (collectively, the "Debtors") emerged from Chapter 11 bankruptcy proceedings, as described more fully in Note 25. As part of a restructuring that was conducted in connection with OCD's emergence from bankruptcy, on October 31, 2006, Owens Corning became a holding company and the ultimate parent company of OCD and the other Owens Corning companies.

Unless the context requires otherwise, the terms "Owens Corning," "Company," "we" and "our" in this report refer to Owens Corning (formerly known as Owens Corning (Reorganized) Inc.) and its subsidiaries.

In accordance with Statement of Position 90-7 ("SoP 90-7"), the Company adopted fresh-start accounting as of the Effective Date. Fresh-start accounting is required upon a substantive change in control and requires that the reporting entity allocate the reorganization value of the company to its assets and liabilities in a manner similar to that which is required under Statement of Financial Accounting Standards No. 141, "Business Combinations." Under the provisions of fresh-start accounting, a new entity has been deemed created for financial reporting purposes. The financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Owens Corning and its subsidiaries for the periods following October 31, 2006 ("Successor") and of OCD and its subsidiaries for the periods through October 31, 2006 ("Predecessor").

On November 1, 2007, the Company completed the acquisition of Saint-Gobain's reinforcements and composite fabrics business (the "Acquisition") as described more fully in Note 8. Operating results of these businesses are included in our Composites segment and our Consolidated Financial Statements beginning November 1, 2007.

Also during the third quarter of 2007, the Company completed the sale of its Siding Solutions business and its Fabwel unit as described more fully in Note 9. The financial results for these businesses have been segregated and are reported as discontinued operations in the Consolidated Statements of Earnings (Loss) for all periods presented. Business segment results and the discussion thereof have been adjusted to exclude the results of Siding Solutions and Fabwel. Prior period Consolidated Balance Sheets and Consolidated Statements of Cash Flows have not been recast.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The Consolidated Financial Statements of the Company include the accounts of majority-owned subsidiaries. Intercompany accounts and transactions are eliminated.

Reclassifications

Certain reclassifications have been made to the 2007 and 2006 Consolidated Financial Statements to conform to the classifications used in 2008.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Revenue is recognized when title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, warranties and other adjustments are provided in the same period that the related sales are recorded and are based on historical experience, current conditions and contractual obligations, as applicable.

Cost of Sales

Cost of sales includes material, labor and manufacturing overhead costs, including depreciation and amortization expense, associated with the manufacture and distribution of the Company's products. Distribution costs include inbound freight costs; purchasing and receiving costs; inspection costs; warehousing costs; shipping and handling costs, which include costs incurred relating to preparing, packaging, and shipping products to customers; and other costs of the Company's distribution network. All shipping and handling costs billed to the customer are included as net sales in the Consolidated Statements of Earnings (Loss).

Marketing and Administrative Expenses

Marketing and administrative expenses include selling and administrative costs, including depreciation and amortization expense, not directly associated with the manufacture and distribution of the Company's products.

Included in marketing and administrative expenses are marketing and advertising costs, which are expensed the first time the advertisement takes place. Marketing and advertising costs include advertising, substantiated customer incentive programs, and marketing communications. Marketing and advertising expenses for the Successor years ended December 31, 2008 and 2007, the Successor two months ended December 31, 2006 and the Predecessor ten months ended October 31, 2006 were $131 million, $118 million, $21 million, and $93 million, respectively.

Science and Technology Expenses

The Company incurs certain expenses related to science and technology. These expenses include salaries, building and equipment costs, utilities, administrative expenses, materials and supplies for the Company to improve and develop its products, services and manufacturing processes. These costs are expensed as incurred.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) per Share

Basic earnings (loss) per share were computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the dilutive effect of common equivalent shares and increased shares that would result from the conversion of debt and equity securities. The effects of anti-dilution are not presented. Unless otherwise indicated, all per share information included in the Notes to the Consolidated Financial Statements is presented on a diluted basis. Upon emergence from Chapter 11, all Predecessor shares were extinguished and new Successor shares were issued.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and time deposits with original maturities of three months or less when purchased.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is an estimate of the amount of probable credit losses in our existing accounts receivable. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered.

As of December 31, 2008 one customer's balance represented 16% of the Company's consolidated trade receivables balance, and virtually all amounts with this customer were current. As of December 31, 2007, no customer's balance exceeded 10% of the Company's consolidated trade receivables balance.

Inventory Valuation

Inventory costs include material, labor, and manufacturing overhead costs, including depreciation and amortization expense associated with the manufacture and distribution of the Company's products. Inventories are stated at lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method.

Investments in Affiliates

The Company accounts for investments in affiliates of 20% to 50% ownership with significant influence using the equity method under which the Company's share of earnings of the affiliate is reflected in earnings and dividends are credited against the investment in affiliate when declared.

Goodwill and Other Intangible Assets

The Company does not amortize goodwill or indefinite-lived intangible assets. The Company completes an impairment review annually, or when circumstances arise which indicate there may be an impairment, using a fair value methodology. In performing this review, the Company uses an estimate of the discounted cash flows to approximate fair value in assessing whether the goodwill or indefinite-lived intangible assets are recoverable. See Note 5 to the Consolidated Financial Statements for further discussion.

Identifiable intangible assets with a determinable useful life are amortized over that determinable life. Amortization expense for the Successor years ended December 31, 2008 and 2007, the Successor two months ended December 31, 2006, and the Predecessor ten months ended October 31, 2006 was $22 million, $23 million, $25 million, and $2 million, respectively. See Note 5 to the Consolidated Financial Statements for further discussion.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Properties and Depreciation

Depreciation expense is calculated using the straight-line method. For the Successor years ended December 31, 2008 and 2007, the Successor two months ended December 31, 2006, and the Predecessor ten months ended October 31, 2006 depreciation expense was $309 million, $310 million, $42 million, and $199 million, respectively. The range of useful lives for the major components of the Company's plant and equipment is as follows:

Buildings and leasehold improvements	15 – 40 years
Machinery and equipment	
Furnaces	4 – 10 years
Information systems	5 – 10 years
Equipment	2 – 20 years

As a result of the adoption of fresh-start accounting as of the Effective Date, the useful lives for some of the Company's machinery and equipment are less than the useful lives that would be assigned to newly purchased or constructed assets.

Expenditures for normal maintenance and repairs are expensed as incurred.

Asset Impairments

The Company exercises judgment in evaluating tangible and intangible long-lived assets for impairment. This requires estimating useful lives, future operating cash flows and fair value of the assets under review. Changes in management intentions, market conditions or operating performance could indicate that impairment charges might be necessary that would be material to the Company's Consolidated Financial Statements in any given period.

Income Taxes

The Company recognizes current tax liabilities and assets for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis. Amounts are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. In addition, realization of certain deferred tax assets is dependent upon our ability to generate future taxable income. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. In addition, the Company estimates tax reserves to cover taxing authority claims for income taxes and interest attributable to audits of open tax years.

Taxes Collected from Customers and Remitted to Government Authorities and Taxes Paid to Vendors

Taxes are assessed by various governmental authorities at different rates on many different types of transactions. The Company charges sales tax or Value Added Tax ("VAT") on sales to customers where applicable, as well as capture and claim back all available VAT that has been paid on purchases. VAT is recorded in separate payable or receivable accounts and does not affect revenue or cost of sales line items in the income statement. VAT receivable is recorded as a percentage of qualifying purchases at the time the vendor invoice is processed. VAT payable is recorded as a percentage of qualifying sales at the time an Owens Corning sale to a customer subject to VAT occurs. Amounts are paid to the taxing authority according to the method and collection prescribed by local regulations. Where applicable, VAT payable is netted against VAT receivable.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Pension and Other Postretirement Benefits

Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical costs and discount rates. These estimates are incorporated into the Company's accounting for these benefits in conformity with Statement of Financial Accounting Standards Nos. 87, "Employers' Accounting for Pensions," 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") and its interpretations establish accounting and reporting standards requiring derivative instruments (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value and related gains and losses to be recorded in income or other comprehensive income, as appropriate. See Note 4 to the Consolidated Financial Statements for further discussion.

Foreign Currency Translation

The functional currency of the Company's subsidiaries is generally the applicable local currency. Assets and liabilities of foreign subsidiaries are translated into United States dollars at the period-end rate of exchange, and their Statements of Earnings (Loss) and Statements of Cash Flows are converted on an ongoing basis at the rate of exchange when transactions occur. The resulting translation adjustment is included in Accumulated Other Comprehensive Earnings (Deficit) in the Consolidated Balance Sheets and Statements of Stockholders' Equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the Consolidated Statement of Earnings (Loss) as incurred. The Company recorded a foreign currency transaction loss of $1 million for the Successor year ended December 31, 2008 and foreign currency transaction gains of $2 million, $3 million, and $2 million for the Successor year ended December 31, 2007, the Successor two months ended December 31, 2006, and the Predecessor ten months ended October 31, 2006.

2. SEGMENT DATA

The Company discloses its segments in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). Effective January 1, 2009, the Company's business operations fall within two reportable segments: Composites and Building Materials. The Consolidated Financial Statements and the Notes to the Consolidated Financial Statements contained in this Report have been retrospectively recast to reflect the change to two reportable segments. The Company's two reportable segments are defined as follows:

Composites – comprised of our Reinforcements and Downstream businesses. Within the Reinforcements business, the Company manufactures, fabricates and sells glass reinforcements in the form of fiber. Within the Downstream business, the Company manufactures and sells glass fiber products in the form of fabrics, mat, veil and other specialized products.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SEGMENT DATA (continued)

Building Materials – comprised of our Insulation, Roofing, and Other businesses. Within the Insulation business, the Company manufactures and sells fiberglass insulation into residential, commercial and industrial markets for both thermal and acoustical applications. It also manufactures and sells glass fiber pipe insulation, energy efficient flexible duct media and foam insulation used in above and below grade construction applications. Within the Roofing business, the Company manufactures and sells residential roofing shingles and oxidized asphalt materials used in residential and commercial construction and specialty applications. Our Other businesses include Masonry Products, which manufactures and sells stone veneer building products and Construction Services, which provides franchise opportunities for the home remodeling and new construction industries.

Earnings (loss) from continuing operations before interest and taxes by segment consists of net sales less related costs and expenses and is presented on a basis that is used internally for evaluating segment performance. Certain categories of expenses – such as general corporate expenses or income, restructuring costs and certain other expense or income items – are excluded from the internal evaluation of segment performance. Accordingly, these items are not reflected in earnings (loss) from continuing operations before interest and taxes for the Company's reportable segments. Reference is made below to the reconciliation of reportable segment earnings (loss) from continuing operations before interest and taxes to consolidated earnings (loss) from continuing operations before interest and taxes.

Total assets by reportable segment are those assets that are used in the Company's operations in each segment and do not include general corporate assets. General corporate assets consist primarily of cash and cash equivalents, deferred taxes, and corporate plant and equipment. Reference is made to the reconciliation of reportable segment assets to consolidated total assets below for additional information about such items.

External customer sales are attributed to geographic region based upon the location from which the product is shipped to the external customer. Long-lived assets by geographic region are reflected based upon the location of assets and include net plant and equipment.

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
	(in millions)			
NET SALES				
Reportable Segments				
Composites	$2,363	$1,695	$227	$1,155
Building Materials	3,656	3,439	554	3,618
Total reportable segments	6,019	5,134	781	4,773
Corporate Eliminations	(172)	(156)	(9)	(146)
Consolidated	$5,847	$4,978	$772	$4,627
External Customer Sales by Geographic Region				
United States	$3,728	$3,446	$541	$3,648
Europe	914	605	84	358
Canada and other	1,205	927	147	621
NET SALES	$5,847	$4,978	$772	$4,627

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SEGMENT DATA (continued)

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
	(in millions)			
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES				
Reportable Segments				
Composites	$208	$123	$ 37	$ 71
Building Materials	175	233	35	505
Total reportable segments	$383	$356	$ 72	$576
Reconciliation to Consolidated Earnings (Loss) From Continuing Operations Before Interest and Taxes				
Chapter 11-related reorganization items	$ (1)	$—	$ (10)	$ (45)
Asbestos litigation recoveries	—	—	—	13
Net precious metal lease (expense) income	(9)	3	—	1
Restructuring and other costs	(7)	(54)(a)	(32)(b)	(11)(c)
Acquisition integration and transaction costs	(75)	(41)(d)	(6)	(7)
Gains (losses) on sales of assets and other line	34(e)	(7)	—	45
Employee emergence equity program expense	(26)	(37)	(6)	—
Fresh-start accounting impact	—	(5)	(91)(f)	—
Asset impairments	(10)	(60)	—	—
General corporate expense	(55)	(11)	(3)	(93)
CONSOLIDATED EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES	$234	$144	$ (76)	$479

(a) Includes $28 million of restructuring cost and $26 million of other costs.
(b) Includes $20 million of restructuring cost and $12 million of other costs.
(c) Includes $12 million of restructuring cost and $1 million of other gains.
(d) Includes $12 million related to the impact of inventory write-up and $1 million related to the write-off of in-process research and development.
(e) Includes a $48 million gain on the sale of certain precious metals used in production tooling.
(f) Includes $70 million related to the impact of inventory write-up and $21 million related to the write-off of in-process research and development.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SEGMENT DATA (continued)

	Successor	
	December 31, 2008	**December 31, 2007**
	(in millions)	
ASSETS		
TOTAL ASSETS		
Reportable Segments		
Composites	$2,558	$2,792
Building Materials	4,118	4,090
Total reportable segments	$6,676	$6,882
Reconciliation to Consolidated Total Assets		
Cash and cash equivalents	$ 236	$ 135
Restricted cash – disputed distribution reserve	31	33
Deferred income taxes	42	484
Pension-related assets	4	13
Investments in affiliates	53	53
Corporate fixed assets and other assets	180	251
CONSOLIDATED TOTAL ASSETS	$7,222	$7,851
LONG-LIVED ASSETS BY GEOGRAPHIC REGION		
United States	$1,572	$1,707
Europe	607	720
Canada and other	643	523
TOTAL LONG-LIVED ASSETS	$2,822	$2,950

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SEGMENT DATA (continued)

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
	(in millions)			
PROVISION FOR DEPRECIATION AND AMORTIZATION				
Reportable Segments				
Composites	$135	$115	$16	$ 74
Building Materials	173	175	29	101
Total reportable segments	$308	$290	$45	$175
Reconciliation to Consolidated Provision for Depreciation and Amortization				
General corporate depreciation and amortization	$ 23	$ 43	$22	$ 26
CONSOLIDATED PROVISION FOR DEPRECIATION AND AMORTIZATION	$331	$333	$67	$201

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
	(in millions)			
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Reportable Segments				
Composites	$270	$ 73	$17	$113
Building Materials	134	151	54	161
Total Reportable Segments	$404	$224	$71	$274
Reconciliation to Consolidated Additions to Plant and Equipment				
General corporate additions	$ 30	$ 23	$ 6	$ 10
CONSOLIDATED ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	$434	$247	$77	$284

3. INVENTORIES

Inventories are summarized as follows (in millions):

	Successor	
	December 31, 2008	December 31, 2007
Finished goods	$656	$581
Materials and supplies	243	207
Total inventories	$899	$788

As a result of applying purchase accounting related to the Acquisition, inventories were stepped up to fair value resulting in an adjustment of approximately $12 million, which was charged to cost of sales in the Successor Company's Consolidated Statement of Earnings (Loss) for the year ended December 31, 2007.

Prior to the first quarter of 2009, the Company valued its inventories in the United States under the last-in, first-out (LIFO) cost method. These inventories represented approximately 50% of the Company's total inventory balance as of December 31, 2008. As of January 1, 2009, the Company changed its method of accounting for these inventories from the LIFO method to the first-in, first-out (FIFO) method. Use of FIFO provides better comparability to our peers, conforms the Company's worldwide inventories to a consistent inventory costing method, and provides better matching of the Company's expenses with its revenues. This change in accounting principle was applied retrospectively to all prior periods presented herein in accordance with Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections." The Consolidated Financial Statements and Notes to the Consolidated Financial Statements contained in this Report have been retrospectively recast.

The following table summarizes the effect of the accounting change on the Company's Consolidated Financial Statements (in millions). Changes to other financial statement line items were immaterial.

	Successor					
	Twelve Months Ended December 31, 2008			Twelve Months Ended December 31, 2007		
Statements of Earnings (Loss)	Originally Reported	Effect of Change	As Adjusted	Originally Reported	Effect of Change	As Adjusted
Earnings (loss) from continuing operations before interest and taxes	$ 196	$ 38	$ 234	$ 145	$ (1)	$ 144
Net earnings (loss) attributable to Owens Corning	$ (839)	$ 26	$ (813)	$ 96	$ (1)	$ 95
Basic earnings (loss) per common share attributable to Owens Corning common stockholders	$(6.59)	$0.21	$(6.38)	$0.75	$(0.01)	$0.74
Diluted earnings (loss) per common share attributable to Owens Corning common stockholders	$(6.59)	$0.21	$(6.38)	$0.74	$(0.01)	$0.73

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. INVENTORIES (continued)

	Successor			Predecessor		
	Two Months Ended December 31, 2006			Ten Months Ended October 31, 2006		
Statements of Earnings (Loss)	Originally Reported	Effect of Change	As Adjusted	Originally Reported	Effect of Change	As Adjusted
Earnings (loss) from continuing operations before interest and taxes	$ (44)	$ (32)	$ (76)	$ 451	$ 28	$ 479
Net earnings (loss) attributable to Owens Corning	$ (65)	$ (20)	$ (85)	$ 8,140	$ 17	$ 8,157
Basic loss per common share attributable to Owens Corning common stockholders	$(0.51)	$(0.16)	$(0.67)	$147.20	$0.30	$147.50
Diluted loss per common share attributable to Owens Corning common stockholders	$(0.51)	$(0.16)	$(0.67)	$135.89	$0.29	$136.18

4. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to the impact of changes in commodity prices, foreign currency exchange rates, interest rates, and precious metals lease rates in the normal course of business. The Company's risk management program is designed to manage the exposure and volatility arising from these risks. The Company utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks. The Company does not enter into such transactions for trading purposes.

The Company generally does not require collateral or other security with counterparties to these financial instruments and is therefore subject to credit risk in the event of nonperformance; however, the Company monitors credit risk and currently does not anticipate nonperformance by other parties. Contracts with counterparties generally contain right of setoff provisions. These provisions effectively reduce the Company's exposure to credit risk in situations where the Company has gain and loss positions outstanding with a single counterparty. Positions under such provisions are reported on a net basis in the Consolidated Balance Sheet. It is the Company's policy to offset the fair value amounts recognized for derivative instruments and fair value amounts recognized for cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement. As of December 31, 2008, we had $3 million on deposit with one of our counterparties.

Assets and liabilities designated as hedged items are assessed for impairment or for the need to recognize an increased obligation, respectively, according to accounting principles generally accepted in the United States that apply to those assets or liabilities. Such assessments are made after hedge accounting has been applied to the asset or liability and exclude a consideration of (1) any anticipated effects of hedge accounting and (2) the fair value of any related hedging instrument that is recognized as a separate asset or liability. The assessment for an impairment of an asset, however, includes a consideration of the losses that have been deferred in other comprehensive earnings (loss) ("OCI") as a result of a cash flow hedge of that asset.

Cash Flow Hedges

The Company uses forward and swap contracts, which qualify as cash flow hedges, to manage forecasted exposure to natural gas price and foreign exchange risk. Cash flow hedges related to foreign exchange risk were immaterial at December 31, 2008 and 2007.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

It is the Company's policy to enter into natural gas hedge instruments that mature within 36 months. The Company's policy is to hedge up to 80% of its total forecasted natural gas exposures for periods within the next 6 months, and lesser amounts for the remaining periods. The Company records derivative assets in Other current assets in the Consolidated Balance Sheets and records derivative liabilities in Accounts payable and accrued liabilities in the Consolidated Balance Sheets. The fair value of derivative assets designated as hedging instruments under Statement of Financial Accounting Standards No. 133 "Accounting for Derivatives" ("FAS 133") were $2 million and $3 million for December 31, 2008 and December 31, 2007, respectively. The fair value of derivative liabilities designated as hedging instruments under FAS 133 were $18 million at December 31, 2008 and $2 million at December 31, 2007. Changes in the fair value of derivative assets and liabilities are shown as Other on the Consolidated Statements of Cash Flows.

The Company performs an analysis for effectiveness of its derivative financial instruments at the end of each quarter based on the terms of the contract and the underlying item being hedged. The effective portion of the change in the fair value of cash flow hedges is deferred in accumulated OCI. Any portion of the change in fair value of the derivative that is determined to be ineffective is recorded as Gain (loss) on sale of fixed assets and other in the Consolidated Statements of Earnings (Loss). The ineffective portion of changes in the fair value of cash flow hedges recognized was $1 million for the year ended December 31, 2008 and less than $1 million for the year ended December 31, 2007 and the two month period ended December 31, 2006, and was a $12 million loss in the ten month period ended October 31, 2006. The Company records gains and losses related to derivatives that no longer meet the requirements of FAS 133 to Other in the Consolidated Statements of Earnings (Loss).

As of December 31, 2008, the Company had recorded $22 million of losses to accumulated OCI, compared to $2 million of losses at December 31, 2007 for derivatives designated as hedging instruments. As of December 31, 2008, $17 million of losses included in accumulated OCI in the Consolidated Balance Sheet relate to contracts that will impact earnings during the next twelve months. Transactions and events that are expected to occur over the next twelve months that will necessitate recognizing these deferred losses include the recognition of the hedged item through earnings. Losses reclassified from accumulated OCI into income are recorded to Cost of sales. For the year ended December 31, 2008, the Company recorded $4 million of such losses to Cost of sales, compared to $10 million for the year ended December 31, 2007.

Fair Value Hedges

The Company uses forward currency exchange contracts, which qualify as fair value hedges, to manage existing exposures to foreign exchange risk related to assets and liabilities recorded in the Consolidated Balance Sheets. Gains and losses resulting from the changes in fair value of these instruments are recorded in Other on the Consolidated Statements of Earnings (Loss), the effect of which was not material in any period presented. The fair value of these instruments, which are recorded as Other current assets in the Consolidated Balance Sheets, was not material for any dates presented.

Other Financial Instruments with Off-Balance-Sheet Risk

The Company enters into standby letters of credit agreements to guarantee various operating activities. These agreements provide credit availability to beneficiaries if certain contractual events occur. As of December 31, 2008 and 2007, the Successor has approximately $65 million and $85 million, respectively, of unused letters of credit outstanding.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. GOODWILL AND INTANGIBLE ASSETS

Intangible assets and goodwill consist of the following (in millions):

	Successor			
	December 31, 2008			
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:				
Customer relationships	19	$ 168	$ (19)	$ 149
Technology	20	203	(28)	175
Franchise and other agreements	15	33	(5)	28
Non-amortizable intangible assets:				
Trademarks		838	—	838
		$1,242	$ (52)	$1,190
Goodwill		$1,124		

	Successor			
	December 31, 2007			
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:				
Customer relationships	19	$ 173	$ (10)	$ 163
Technology	20	201	(21)	180
Franchise and other agreements	15	32	(3)	29
In process research and development		1	(1)	—
Non-amortizable intangible assets:				
Trademarks		838	—	838
		$1,245	$ (35)	$1,210
Goodwill		$1,174		

The Company expects the ongoing amortization expense for amortizable intangible assets to be approximately $21 million in each of the next five years.

The changes in the net carrying amount of goodwill by segment are as follows (in millions):

Successor	Composites	Building Materials	Total
Balance as of December 31, 2007	$ 78	$1,096	$1,174
Income tax adjustments (see Note 24)	(18)	(31)	(49)
Foreign currency adjustments	—	(1)	(1)
Balance as of December 31, 2008	$ 60	$1,064	$1,124

5. GOODWILL AND INTANGIBLE ASSETS (continued)

The Successor Company has elected the fourth quarter to perform its annual testing for goodwill and indefinite-lived intangible asset impairment. The Company tests goodwill and indefinite-lived intangible assets for impairment during the fourth quarter of each year, or more frequently should circumstances change or events occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount, as required in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." No changes in circumstances or events throughout 2008 indicated that the Company should perform an impairment test more frequently than its annual test. The annual test performed in 2008 resulted in no impairment of goodwill.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in millions):

	Successor	
	December 31, 2008	December 31, 2007
Land	$ 210	$ 244
Buildings and leasehold improvements	581	544
Machinery and equipment	2,305	2,157
Construction in progress	272	131
	3,368	3,076
Accumulated depreciation	(549)	(299)
Property, plant and equipment, net	$2,819	$2,777

In the fourth quarter of 2007 and the first quarter of 2008, the Company recorded an impairment loss of $50 million and $10 million, respectively, as a corporate charge to cost of sales on the Consolidated Statement of Earnings (Loss) to write the property, plant and equipment of the facilities in Battice, Belgium and Birkeland, Norway down to fair value less costs to sell.

In the third quarter of 2007, the Company recorded an impairment loss of $10 million on property, plant and equipment in conjunction with the integration of manufacturing facilities associated with the Acquisition. The loss was measured using prices for similar assets, and was recorded as a corporate charge to cost of sales on the Consolidated Statement of Earnings (Loss).

7. INVESTMENTS IN AFFILIATES

At December 31, 2008 and 2007, the Company's ownership percentage in affiliates, which generally are engaged in the manufacture of fibrous glass and related products for the insulation, construction, reinforcements, and textile markets, included:

	Successor	
	2008	2007
Arabian Fiberglass Insulation Company, Ltd. (Saudi Arabia)	49%	49%
Automotive Composite Solutions (International)	26%	26%
Fiberteq LLC (U.S.)	50%	50%
Neptco LLC (U.S.)	50%	50%

7. INVESTMENTS IN AFFILIATES (continued)

The following tables provide summarized financial information on a combined 100% basis for the Company's affiliates accounted for under the equity method (in millions):

	Successor	
	2008	2007
Current assets	$47	$59
Noncurrent assets	$66	$57
Current liabilities	$27	$18
Noncurrent liabilities	$ 3	$10

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Net sales	$145	$195	$40	$197
Gross margin	$ 15	$ 31	$ 6	$ 34
Net earnings (loss)	$ 8	$ 4	$ 1	$ 10

At December 31, 2008 the Company's carrying amount for entities accounted for under the equity method exceeded the Company's underlying equity in net assets by $11 million. This difference is the result of adopting fresh-start accounting at the Effective Date.

Dividends received from entities accounted for under the equity method for the Successor years ended December 31, 2008 and 2007, the Successor two months ended December 31, 2006 and the Predecessor ten months ended October 31, 2006 were less than $1 million, $4 million, $3 million, and $3 million, respectively. Undistributed earnings of affiliates was a gain of $2 million for the Successor year ended December 31, 2008.

8. ACQUISITIONS

On November 1, 2007, the Company completed its acquisition of Saint-Gobain's reinforcements and composite fabrics businesses (the "Acquisition") for $640 million, which included $56 million in acquired cash and the assumption of $51 million of debt, and excludes estimated transaction costs and purchase price adjustments. As part of the Company's global growth strategy, this acquisition strengthens its position as a market leader in glass reinforcements and composites. Operating results of these businesses are included in the Company's Composites segment within the Consolidated Financial Statements beginning November 1, 2007.

In connection with this acquisition, the Company initiated plans to integrate the acquired operations and recorded $24 million in exit-related liabilities for severance to eliminate positions management believes will be redundant and cost related to exiting facilities and operations. Due to exit-related actions completed during 2008, the balance of these liabilities at December 31, 2008 is $2 million. The Company expects that these activities will be completed by 2011.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. ACQUISITIONS (continued)

The following table summarizes the allocated values of the assets acquired and liabilities assumed at the date of acquisition (in millions).

	November 1, 2007
Cash	$ 56
Other current assets	444
Other assets	8
Intangible assets	6
Property, plant, and equipment	524
Total assets acquired	1,038
Current liabilities	283
Short-term debt	45
Long-term debt, current portion	3
Long-term debt	3
Pensions, OPEB and other	42
Total liabilities assumed	376
Minority interest	8
Net assets acquired	$ 654

The final allocated value assigned to intangible assets acquired was $6 million, which consists of customer relationships of $3 million, with a weighted average useful life of 9 years, and technology of $3 million, with a weighted average useful life of 17 years. Included in technology was in-process research and development of $1 million which was immediately expensed in November 2007 and recorded within science and technology expense on the Consolidated Statements of Earnings (Loss). The pro-forma effect of this acquisition on revenues and earnings was not material.

During the second quarter of 2007, the Company increased its ownership in Owens Corning India Limited ("OCIL") from 60% to 78.5%. The purchase price was approximately $28 million and was recorded as an increase in goodwill of approximately $20 million, an increase in plant and equipment of approximately $1 million and a decrease in minority interest of approximately $7 million on its Consolidated Balance Sheet. OCIL is a growing, profitable business with a low cost production platform that supplies Composites' customers in India and exports to other markets.

On May 1, 2006, the Company completed its acquisition of Asahi Glass Co. Ltd.'s composite manufacturing facility located near Tokyo, Japan. The purchase price was approximately $8 million, subject to adjustment up to an additional $5 million, to be paid out in the future, if certain income thresholds are met. The pro-forma effect of this acquisition on revenues and earnings was not material.

In September 2006, the Company acquired the Modulo™/ParMur Group, a market-leading producer and distributor of manufactured stone veneer in Europe, for approximately $32 million. The acquisition furthered the global expansion of the Company's manufactured stone veneer business in the European building products market. The pro-forma effect of this acquisition on revenues and earnings was not material.

9. DIVESTITURES

On May 1, 2008, the Company completed the sale of two composite manufacturing plants in Battice, Belgium and Birkeland, Norway for $192 million of net cash proceeds plus the assumption of certain liabilities by the purchaser. A $10 million impairment charge was recorded in the first quarter of 2008 as cost of sales on the Consolidated Statement of Earnings (Loss) to write the property, plant and equipment of these facilities down to fair value less costs to sell. In the second quarter of 2008, the Company realized an additional loss of $1 million on the sale of these facilities which is included in the caption gain (loss) on sale of fixed assets and other on the Consolidated Statement of Earnings (Loss). These amounts are subject to post-closing adjustments. The sale of the two facilities completed required European Regulatory remedies associated with the Acquisition.

In August 2007, the Company completed the sale of its Siding Solutions business, a component of its Building Materials segment, for net proceeds of approximately $368 million. The sale was a result of the Company's strategic review of this business. In the third and fourth quarters of 2007, the Company recognized a combined pretax gain of approximately $115 million on the sale, which was inclusive of a purchase price adjustment related to working capital. The divested business included the Norandex/Reynolds distribution business and three siding manufacturing facilities. The results of operations for the Siding Solutions business are reported within discontinued operations in the Consolidated Statements of Earnings (Loss). The prior period Consolidated Statement of Cash Flows has not been recast.

Operating results of the Siding Solutions business for the periods noted were as follows (in millions). There were no operations during 2008.

	Successor		Predecessor
	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Net sales	$ 529	$ 118	$765
Fresh start accounting adjustments	$ —	$ —	$ (94)
Earnings (loss) from discontinued operations before income tax expense	$ 28	$ (10)	$124
Income tax expense (benefit)	10	(3)	26
Earnings (loss) from discontinued operations, net of taxes	$ 18	$ (7)	$ 98

In September 2007, the Company completed the sale of its Fabwel unit, a component of its Composites segment, for net proceeds of approximately $57 million, which was inclusive of an estimated contingent liability. The sale was a result of the Company's strategic review of this business. In the third quarter of 2007, the Company recognized a pretax loss of $15 million on the sale. The results of operations for the Fabwel unit are reported within discontinued operations in the accompanying Consolidated Statements of Earnings (Loss). The prior period Consolidated Statement of Cash Flows has not been recast.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. DIVESTITURES (continued)

Operating results of the Fabwel unit for the periods noted were as follows (in millions). There were no operations during 2008.

	Successor		Predecessor
	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Net sales	$ 97	$ 19	$160
Fresh start accounting adjustments	$—	$—	$ (36)
Earnings (loss) from discontinued operations before income tax expense	$ (14)	$ (6)	$ 48
Income tax expense (benefit)	(5)	(2)	19
Earnings (loss) from discontinued operations, net of taxes	$ (9)	$ (4)	$ 29

In the first quarter of 2007, the Company sold its remaining 40% ownership interest in Owens Corning South Africa (Pty) Ltd. for $12 million.

10. ASSETS AND LIABILITIES HELD FOR SALE

During 2008, the Company committed to plans to sell the assets and liabilities of certain facilities as a result of the integration of the Acquisition. In the fourth quarter of 2008, circumstances arose that previously were considered unlikely and the Company determined it was unlikely for the assets of one of these facilities to be sold within one year. Therefore, the assets of this facility are now classified as held and used for all periods presented. At December 31, 2008, assets and liabilities held for sale at the facilities remaining held for sale are comprised of $13 million of current assets and $8 million of liabilities.

The Company completed its sale of its composite manufacturing facilities located in Battice, Belgium and Birkeland, Norway on May 1, 2008. These facilities were included in the Company's Composites segment. The assets and liabilities of these facilities were classified as held for sale beginning in the third quarter of 2007. See Note 9 for additional information regarding the sale of these facilities.

In the fourth quarter of 2007 and throughout the first half of 2008, the Company committed to plans to sell the assets of certain manufacturing facilities as part of its restructuring plans described in Note 14. In the second half of 2008, circumstances arose that previously were considered unlikely and the Company determined it was unlikely for the assets of certain of these facilities to be sold within one year. Therefore, the assets of these facilities are now classified as held and used for all periods presented. Additionally, certain of the assets held for sale as part of the restructuring plan have been divested during the twelve months ended December 31, 2008. At December 31, 2008, assets and liabilities held for sale as a result of the restructuring plans are comprised of $3 million of net property, plant and equipment.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. ASSETS AND LIABILITIES HELD FOR SALE (continued)

As of December 31, 2008 and 2007, the assets and liabilities held for sale consist of the following (in millions):

	Successor	
	December 31, 2008	December 31, 2007
Current assets		
Receivables, net	$ 5	$ 22
Inventories	8	31
Total current assets	13	53
Property, plant and equipment, net	3	173
Total assets	$ 16	$226
Accounts payable and accrued liabilities	$ 8	$ 40
Total current liabilities	8	40
Other liabilities	—	8
Total liabilities	$ 8	$ 48

11. LEASES

The Company leases certain equipment and facilities under operating leases expiring on various dates through 2025. Some of these leases include cost-escalation clauses. Such cost-escalation clauses are recognized on a straight-line basis over the lease term. Total rental expense charged to operations was $92 million, $93 million, $14 million, and $64 million in the Successor years ended December 31, 2008 and 2007, the Successor two months ended December 31, 2006, and the Predecessor ten months ended October 31, 2006, respectively. At December 31, 2008, the minimum future rental commitments under non-cancelable operating leases with initial maturities greater than one year payable over the remaining lives of the leases are (in millions):

Period	Minimum Future Rental Commitments
2009	$44
2010	$32
2011	$25
2012	$19
2013	$14
2014 and beyond	$87

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following are included in accounts payable and accrual liabilities as of December 31, 2008 and 2007 (in millions):

	Successor	
	2008	**2007**
Accounts payable	$ 584	$ 569
Payroll and vacation pay	136	102
Payroll, property, and other taxes	167	164
Accrued pre-petition liabilities	30	125
Other employee benefits liability	84	50
Legal and audit fees	6	6
Restructuring	6	26
Warranty (current portion)	13	15
Other	86	80
Total	$1,112	$1,137

13. WARRANTIES

The Company records a liability for warranty obligations at the date the related products are sold. Adjustments are made as new information becomes available. A reconciliation of the warranty liabilities for the years ended December 31, 2008 and 2007 is as follows (in millions):

	Successor	
	December 31, 2008	**December 31, 2007**
Beginning balance	$ 33	$ 50
Amounts accrued for current year	15	13
Adjustments of prior accrual estimates	—	5
Settlements of warranty claims	(13)	(25)
Fresh-start present value adjustment	2	3
Siding Solutions divestiture	—	(13)
Ending balance	$ 37	$ 33

14. RESTRUCTURING OF OPERATIONS AND OTHER CHARGES (CREDITS)

2007 Restructuring Plan

As a result of evaluating market conditions, actions were taken in the fourth quarter of 2007 to close certain facilities and reduce operating costs. During the Successor year ended December 31, 2008, the Company recorded $7 million of restructuring charges related to these actions. During the Successor year ended December 31, 2007, the Company recorded $57 million in charges, comprised of a $31 million in restructuring charges and $26 million of other charges. The $26 million of other charges were included in the Consolidated Statement of Earnings (Loss) under the caption Cost of sales. The Company anticipates that no additional restructuring costs will be incurred related to these actions, but that payments related to these activities will continue into 2009.

14. RESTRUCTURING OF OPERATIONS AND OTHER CHARGES (CREDITS) (continued)

Corporate

In the fourth quarter of 2007, the Company's actions resulted in $7 million in restructuring charges related to severance costs for approximately 60 corporate positions and equity awards costs for all employees terminated as part of the restructuring plan. No additional charges were incurred in the twelve months ended December 31, 2008.

Composites

In the fourth quarter of 2007, the Company's actions resulted in $10 million in restructuring and other charges, comprised of $7 million in restructuring charges related to severance costs associated with the elimination of approximately 240 positions and $3 million in other charges related to impairment of fixed assets. The Company incurred additional restructuring charges of less than $1 million in the twelve months ended December 31, 2008 related to other costs associated with these actions.

Building Materials

In the fourth quarter of 2007, the Company's actions resulted in $40 million in restructuring and other charges, comprised of $17 million in restructuring charges and $23 million in other charges. The $17 million in restructuring charges is comprised of $12 million related to severance costs associated with the elimination of approximately 440 positions due to work force reduction and plant closures and $5 million associated with the termination of contracts. The Company incurred additional restructuring charges of $7 million in the twelve months ended December 31, 2008; $6 million related to severance, and $1 million related to other costs associated with these actions.

The following table summarizes the status of the liabilities from the Company's restructuring actions (in millions):

	Beginning Balance December 31, 2007	Accruals	Payments	Ending Balance December 31, 2008	Cumulative Charges Incurred
Severance	$ 22	$ 4	$(21)	$ 5	$30
Contract termination	4	—	(4)	—	5
Other	—	3	(3)	—	3
Total	$ 26	$ 7	$(28)	$ 5	$38

2006 Restructuring Plan

As a result of evaluating market conditions in the second half of 2006 actions were taken to close facilities, exit certain product lines and reduce operating costs. The Successor initiated actions which resulted in $32 million in charges, comprised of $20 million of restructuring charges and $12 million of other charges. The $12 million of other charges were included in the Consolidated Statement of Earnings (Loss) under the caption cost of sales.

The Predecessor initiated actions which resulted in $11 million in charges during the ten months ended October 31, 2006, comprised of $12 million of restructuring charge and $1 million of other income. The $1 million of other income was reported as a $2 million charge to the Consolidated Statement of Earnings (Loss) under the caption cost of sales and a $3 million gain to the Consolidated Statement of Earnings (Loss) under the caption (gain) loss on sale of fixed assets and other.

14. RESTRUCTURING OF OPERATIONS AND OTHER CHARGES (CREDITS) (continued)

The actions of the Successor and Predecessor were completed during the year ended December 31, 2007.

15. DEBT

Details of our outstanding long-term debt for the years ended December 31, 2008 and 2007 is as follows (in millions):

	Successor	
	2008	2007
6.50% Senior Notes, net of discount, due 2016	$ 648	$ 648
7.00% Senior Notes, net of discount, due 2036	539	539
Senior term loan facility, maturing in 2011	600	600
Senior revolving credit facility, maturing in 2011	320	140
Various capital leases due through and beyond 2050	47	47
Various floating rate debt with maturities up to 2027	29	20
Other long-term debt with maturities up to 2022, at rates up to 11%	5	9
Total long-term debt	2,188	2,003
Less – current portion	16	10
Long-term debt, net of current portion	$2,172	$1,993

Senior Notes

We issued $1.2 billion of senior notes (collectively, the "Senior Notes") concurrently with the Debtors' emergence from bankruptcy on the Effective Date. The proceeds of these notes were used to pay certain unsecured and administrative claims, finance general working capital needs and for general corporate purposes.

The Senior Notes were initially offered and sold to qualified institutional buyers in reliance on Rule 144A of the Securities Act. In June 2007, we completed an exchange offer pursuant to which all of the initial notes were exchanged for notes registered under the Securities Act of 1933.

The Senior Notes consist of $650 million aggregate principal amount of 6.50% notes due December 1, 2016 and $550 million aggregate principal amount of 7.00% notes due December 1, 2036, with effective interest rates of 6.62% and 7.23%, respectively. Interest on each series of notes is payable on June 1 and December 1 of each year.

The Senior Notes are general unsecured obligations of the Company and rank *pari passu* with all existing and future unsecured senior indebtedness of the Company. The Senior Notes rank senior in right of payment to any subordinated indebtedness of the Company and are effectively subordinated to the Company's secured indebtedness, to the extent of the value of the collateral securing such indebtedness.

The Senior Notes are also guaranteed by each of the Company's current and future material wholly-owned U.S. subsidiaries that is a borrower or a guarantor under the Credit Agreement (defined below). Each guaranty of the Senior Notes is a general unsecured obligation of the guarantors and ranks *pari passu* with all existing and future unsecured senior indebtedness of the subsidiary guarantors. The guarantees of the Senior Notes rank senior in right of payment to any subordinated indebtedness of the guarantors and are effectively subordinated to the guarantor's secured indebtedness, to the extent of the value of the collateral securing such indebtedness.

15. DEBT (continued)

The Company has the option to redeem all or part of the Senior Notes at any time at a "make whole" redemption price. The Company is subject to certain covenants in connection with the issuance of the Senior Notes that it believes are usual and customary. The Company was in compliance with these covenants as of December 31, 2008.

Senior Credit Facilities

On October 31, 2006, the Company entered into a credit agreement (the "Credit Agreement") with Citibank, N.A., as administrative agent and various lenders, which are parties thereto. The Credit Agreement created two credit facilities (the "Senior Credit Facilities"), consisting of:

- a $1.0 billion multi-currency senior revolving credit facility; and
- a $600 million delayed-draw senior term loan facility.

The Senior Credit Facilities each have a five-year maturity. Proceeds from the senior revolving credit facility are available for general working capital needs and for other general corporate purposes. The senior revolving credit facility is comprised of a U.S. facility, a Canadian facility and a European facility. The Credit Agreement allows the Company to borrow under multiple options, which provide for varying terms and interest rates including the U.S. prime rate or LIBOR plus a spread, at our discretion.

Any obligations under the Senior Credit Facilities are unconditionally and irrevocably guaranteed by the Company's current and future material wholly-owned U.S. subsidiaries. The Company had $65 million and $85 million of letters of credit outstanding under the senior revolving credit facility at December 31, 2008 and December 31, 2007, respectively.

The Credit Agreement also requires payment to the lenders of a commitment fee based on the average daily unused commitments under the Senior Credit Facilities at rates based upon the applicable corporate credit ratings of the Company. Voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the Senior Credit Facilities are permissible without penalty, subject to certain conditions.

The Credit Agreement contains various covenants, including a maximum allowed leverage ratio and a minimum required interest expense coverage ratio, that are usual and customary for a senior unsecured credit agreement. The Company was well within compliance with these covenants as of December 31, 2008.

Debt Maturities

The aggregate maturities for all long-term debt issues for each of the five years following December 31, 2008 and thereafter are:

Period	(in millions)
2009	$ 16
2010	$ 8
2011	$ 924
2012	$ 4
2013	$ 4
2014 and beyond	$1,232

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. DEBT (continued)

Short-Term Debt

At December 31, 2008 and 2007, short-term borrowings were $30 million and $47 million, respectively. The short-term borrowings for both periods consisted of various operating lines of credit and working capital facilities maintained by the Company and certain of its U.S. and non-U.S. subsidiaries. Certain of these borrowings are collateralized by receivables, inventories or property. The borrowing facilities are typically for one-year renewable terms. The weighted average interest rate on short-term borrowings was approximately 5.5% and 5.3% at December 31, 2008 and 2007, respectively.

16. PENSION PLANS

The Company sponsors defined benefit pension plans covering most employees. Under the plans, pension benefits are based on an employee's years of service and, for certain categories of employees, qualifying compensation. Company contributions to these pension plans are determined by an independent actuary to meet or exceed minimum funding requirements. The unrecognized cost of retroactive amendments and actuarial gains and losses are amortized over the average future service period of plan participants expected to receive benefits.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB statements No. 87, 88, 106, and 132R" ("FAS 158"), including the requirement to measure plan assets and benefit obligations as of the date of the Company's year end, upon emergence from bankruptcy.

16. PENSION PLANS (continued)

The following table provides a reconciliation of the change in the projected benefit obligation, the change in plan assets and the net amount recognized in the Consolidated Balance Sheet for the years ended December 31, 2008 and 2007 (in millions):

	Successor					
	December 31, 2008			December 31, 2007		
	United States Plans	Non-United States Plans	Total	United States Plans	Non-United States Plans	Total
Change in Projected Benefit Obligation						
Benefit obligation at beginning of period	$ 952	$ 521	$1,473	$1,024	$495	$1,519
Service cost	19	5	24	23	6	29
Interest cost	59	26	85	58	26	84
Actuarial gain	(10)	(55)	(65)	(66)	(54)	(120)
Currency (gain) loss	—	(96)	(96)	—	33	33
Acquisitions/Divestitures	—	—	—	—	24	24
Benefits paid	(109)	(25)	(134)	(91)	(24)	(115)
Curtailment loss	—	—	—	4(a)	1	5
Other	—	(1)	(1)	—	14	14
Benefit obligation at end of period	$ 911	$ 375	$1,286	$ 952	$521	$1,473
Change in Plan Assets						
Fair value of assets at beginning of period	$ 898	$ 438	1,336	$ 832	$384	1,216
Actual return on plan assets	(167)	(80)	(247)	53	10	63
Currency gain (loss)	—	(76)	(76)	—	31	31
Company contributions	55	18	73	103	18	121
Benefits paid	(107)	(25)	(132)	(90)	(24)	(114)
Acquisitions/Divestitures	—	—	—	—	9	9
Other	—	(8)	(8)	—	10	10
Fair value of assets at end of period	$ 679	$ 267	$ 946	$ 898	$438	$1,336
Funded status	$(232)	$(108)	$ (340)	$ (54)	$(83)	$ (137)
Amounts Recognized in the Consolidated Balance Sheet						
Prepaid pension cost	$ —	$ 4	$ 4	$ —	$ 13	$ 13
Accrued pension cost – current	(21)	(15)	(36)	(2)	(2)	(4)
Accrued pension cost – noncurrent	(211)	(97)	(308)	(52)	(94)	(146)
Net amount recognized	$(232)	$(108)	$ (340)	$ (54)	$(83)	$ (137)
Amounts Recorded in Accumulated Other Comprehensive Earnings (Deficit)						
Net actuarial gain (loss)	$(167)	$ (7)	$ (174)	$ 61	$ 53	$ 114

(a) The $4 million curtailment loss for the United States plans shown above is attributable to the restructuring that occurred in late 2007. This curtailment loss reduced the unrecognized net gain balance for the United States plans and, therefore, was not immediately recognized in 2007 net periodic pension cost. However, this curtailment loss was recognized in accumulated other comprehensive income in 2007.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. PENSION PLANS (continued)

The following table presents information about the projected benefit obligation, accumulated benefit obligation and plan assets of the Company's pension plans (in millions):

	Successor					
	December 31, 2008			December 31, 2007		
	United States	Non-United States	Total	United States	Non-United States	Total
Plans with ABO in excess of fair value of plan assets:						
Projected benefit obligation	$ 911	$292	$1,203	$ 952	$343	$1,295
Accumulated benefit obligation	$ 910	$281	$1,191	$ 951	$324	$1,275
Fair value of plan assets	$ 679	$203	$ 882	$ 898	$245	$1,143
Plans with fair value of assets in excess of ABO:						
Projected benefit obligation	$ —	$ 83	$ 83	$ —	$178	$ 178
Accumulated benefit obligation	$ —	$ 58	$ 58	$ —	$156	$ 156
Fair value of plan assets	$ —	$ 64	$ 64	$ —	$193	$ 193
Total projected benefit obligation	$ 911	$375	$1,286	$ 952	$521	$1,473
Total accumulated benefit obligation	$ 910	$339	$1,249	$ 951	$480	$1,431
Total plan assets	$ 679	$267	$ 946	$ 898	$438	$1,336

Weighted-Average Assumptions Used to Determine Benefit Obligation

The following table presents weighted average assumptions used to determine the benefit obligations as of the measurement dates noted.

	Successor	
	December 31, 2008	December 31, 2007
United States Plans		
Discount rate	6.85%	6.55%
Rate of compensation increase	5.23%	5.34%
Non-United States Plans		
Discount rate	6.36%	5.66%
Rate of compensation increase	3.84%	3.89%

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. PENSION PLANS (continued)

Components of Net Periodic Pension Cost

The following table presents the components of net periodic pension cost for the periods noted (in millions):

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Service cost	$ 24	$ 29	$ 5	$ 22
Interest cost	85	84	14	66
Expected return on plan assets	(100)	(95)	(15)	(67)
Amortization of prior service cost	—	—	—	5
Amortization of actuarial (gain) loss	(1)	—	—	41
Curtailment/settlement loss	1	1	—	1
Net periodic benefit cost	$ 9	$ 19	$ 4	$ 68

Weighted-Average Assumptions Used to Determine Net Periodic Pension Cost

The following table presents weighted average assumptions as determined at the measurement dates noted:

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
United States Plans				
Discount rate	6.55%	5.90%	5.85%	5.80%
Expected return on plan assets	8.00%	8.00%	8.00%	7.50%
Rate of compensation increase	5.34%	5.41%	5.41%	5.44%
Non-United States Plans				
Discount rate	5.66%	4.95%	4.78%	5.10%
Expected return on plan assets	7.18%	6.92%	6.94%	6.68%
Rate of compensation increase	3.89%	3.90%	3.90%	3.69%

The expected return on plan assets assumption is derived by taking into consideration the current plan asset allocation, historical rates of return on those assets and projected future asset class returns. An asset return model is used to develop an expected range of returns on plan investments over a 20 year period, with the expected rate of return selected from a best estimate range within the total range of projected results. The result is then rounded to the nearest 25 basis points.

Other Comprehensive Earnings (Deficit)

The Company recorded a debit of $277 million, net of tax, to other comprehensive earnings (deficit). Of the $(174) million balance in accumulated other comprehensive earnings (deficit), less than $1 million is expected to be recognized as net periodic pension cost during 2009.

16. PENSION PLANS (continued)

For the Successor year ended December 31, 2007, the Company recognized net actuarial gains of $82 million on the balance sheet, recorded as a $6 million increase in prepaid pension cost and a $76 million decrease in accrued pension cost. This amount was recorded as a credit to other comprehensive earnings (deficit) ($52 million, net of tax).

Plan Assets

Asset allocations for the United States pension plan are presented below.

	Successor		
Asset Category	**December 31, 2008**	**December 31, 2007**	**December 31, 2006**
Equity	32%	41%	42%
Fixed income and cash equivalents	65%	55%	56%
Real estate	3%	4%	2%

The current investment policy for the U.S. pension plan is to have 43% of assets invested in equities, 4% in real estate, 4% in real assets, and 49% in intermediate and long term fixed income securities. Assets were rebalanced in January of 2009 to conform to policy allocations following significant market fluctuations in the last quarter of 2008. The Company actively evaluates the reasonableness of its asset mix given changes in the projected benefit obligation and market dynamics.

Asset allocations for the Non-United States pension plan are presented below.

	Successor		
Asset Category	**December 31, 2008**	**December 31, 2007**	**December 31, 2006**
Equity	51%	52%	50%
Fixed income and cash equivalents	46%	46%	50%
Real estate	3%	2%	— %

The above asset allocation percentages are in compliance with the Non-United States pension plan's current investment policy.

Estimated Future Benefit Payments

The following table shows estimated future benefit payments from the Company's pension plans (in millions):

Year	**Estimated Benefit Payments**
2009	$ 98
2010	$100
2011	$100
2012	$101
2013	$102
2014-2018	$515

16. PENSION PLANS (continued)

Contributions

Owens Corning expects to contribute $47 million in cash to the United States pension plan during 2009 and another $15 million to non-United States plans. Actual contributions to the plans may change as a result of a variety of factors, including changes in laws that impact funding requirements.

Defined Contribution Plans

The Company sponsors two defined contribution plans which are available to substantially all United States employees. The Company matches a percentage of employee contributions up to a maximum level. The Company recognized expense of $21 million, $25 million, $4 million, and $25 million during the Successor years ended December 31, 2008, December 31, 2007, the Successor two months ended December 31, 2006, and the Predecessor ten month period ended October 31, 2006.

17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company maintains health care and life insurance benefit plans for certain retired employees and their dependents. The health care plans in the United States are non-funded and pay either (1) stated percentages of covered medically necessary expenses, after subtracting payments by Medicare or other providers and after stated deductibles have been met, or (2) fixed amounts of medical expense reimbursement.

Employees become eligible to participate in the United States health care plans upon retirement if they have accumulated 10 years of service after age 45, 48 or 50, depending on the category of employee. Effective January 1, 2006, the Predecessor significantly reduced the subsidy for post-65 retiree health care coverage, except for certain grandfathered groups. For employees hired after December 31, 2005, the Company does not provide subsidized retiree health care. Some of the plans are contributory, with some retiree contributions adjusted annually. The Company has reserved the right to change or eliminate these benefit plans subject to the terms of collective bargaining agreements.

The Company adopted the provisions of FAS 158, including the requirement to measure plan assets and benefit obligations as of the date of the Company's year end, upon emergence from bankruptcy. Prior to adoption of FAS 158, the Predecessor used an October 31 measurement date.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (continued)

The following tables provide a reconciliation of the change in the accumulated benefit obligation and amounts recognized in the Consolidated Balance Sheets for the years ended December 31, 2008 and December 31, 2007 (in millions):

	Successor					
	December 31, 2008			December 31, 2007		
	United States Plans	Non-United States Plans	Total	United States Plans	Non-United States Plans	Total
Change in Accumulated Postretirement Benefit Obligation						
Benefit obligation at beginning of period	$ 268	$ 24	$ 292	$ 302	$ 25	$ 327
Service cost	3	—	3	3	1	4
Interest cost	17	1	18	17	1	18
Actuarial gain	(11)	(3)	(14)	(35)	(5)	(40)
Currency (gain) loss	—	(4)	(4)	—	3	3
Plan amendments	(1)	—	(1)	—	—	—
Benefits paid	(19)	(1)	(20)	(19)	(1)	(20)
Curtailment loss	1	—	1	—	—	—
Other	1	—	1	—	—	—
Benefit obligation at end of period	$ 259	$ 17	$ 276	$ 268	$ 24	$ 292
Funded status	$(259)	$ (17)	$(276)	$(268)	$ (24)	$(292)
Amounts Recognized in the Consolidated Balance Sheet						
Accrued benefit obligation – current	$ (26)	$ (1)	$ (27)	$ (23)	$ (1)	$ (24)
Accrued benefit obligation – noncurrent	(233)	(16)	(249)	(245)	(23)	(268)
Net amount recognized	$(259)	$ (17)	$(276)	$(268)	$ (24)	$(292)
Amounts Recorded in Accumulated Other Comprehensive Earnings (Deficit)						
Net actuarial gain	$ 47	$ 7	$ 54	$ 36	$ 5	$ 41

Weighted-Average Assumptions Used to Determine Benefit Obligations

The following table presents the discount rates used to determine the benefit obligations as of the measurement dates noted.

	Successor	
	December 31, 2008	December 31, 2007
United States Plans	7.05%	6.45%
Non-United States Plans	7.20%	5.75%

17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (continued)

Components of Net Periodic Postretirement Benefit Cost

The following table presents the components of net periodic postretirement benefit cost for the periods noted (in millions):

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Service cost	$ 3	$ 4	$ 1	$ 4
Interest cost	18	18	3	17
Amortization of prior service cost	—	—	—	(11)
Amortization of actuarial loss	(1)	—	—	1
Curtailment loss	1	—	—	—
Net periodic postretirement benefit cost	$ 21	$ 22	$ 4	$ 11

Weighted-Average Assumptions Used to Determine Net Periodic Postretirement Benefit Cost

The following table presents the discount rates used to determine net periodic postretirement benefit cost for the periods noted:

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
United States Plans	6.45%	5.80%	5.80%	5.80%
Non-United States Plans	5.75%	5.05%	5.00%	5.25%

The following table presents health care cost trend rates used to determine net periodic postretirement benefit cost for the periods noted, as well as information regarding the ultimate rate and the year in which the ultimate rate is reached:

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
United States Plans				
Initial rate at end of year	7.00%	9.00%	9.00%	10.00%
Ultimate rate	5.00%	5.00%	4.75%	5.00%
Year in which ultimate rate is reached	2018	2015	2014	2010
Non-United States Plans				
Initial rate at end of year	9.00%	9.00%	7.80%	10.00%
Ultimate rate	5.00%	5.00%	4.50%	5.00%
Year in which ultimate rate is reached	2016	2013	2009	2009

17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (continued)

The health care cost trend rate assumption can have a significant effect on the amounts reported. To illustrate, a one-percentage point change in the December 31, 2008 assumed health care cost trend rate would have the following effects (in millions):

	1-Percentage Point	
	Increase	**Decrease**
Increase (decrease) in total service cost and interest cost components of net periodic postretirement benefit cost	$ 1	$ (1)
Increase (decrease) of accumulated postretirement benefit obligation	$12	$(11)

Other Comprehensive Earnings (Deficit)

The Company recorded a credit of $23 million, net of tax, to other comprehensive earnings (deficit). Approximately $2 million of the $54 million balance in accumulated other comprehensive earnings (deficit) is expected to be recognized as net periodic postretirement benefit cost during 2009.

Estimated Future Benefit Payments

The following table shows estimated future benefit payments from the Company's postretirement benefit plans (in millions):

Year	Estimated Benefit Payments Before Medicare Subsidy	Estimated Medicare Subsidy	Estimated Benefit Payments Net of Medicare Subsidy
2009	$ 28	$ (2)	$ 26
2010	$ 29	$ (2)	$ 27
2011	$ 29	$ (2)	$ 27
2012	$ 29	$ (2)	$ 27
2013	$ 29	$ (2)	$ 27
2014-2018	$137	$(11)	$126

Impact of Adopting FAS 158

Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (SoP 90-7) requires that a company, at the time it adopts fresh-start accounting, adopt changes in accounting principles that will be required in the financial statements within twelve months. As a result, the Company adopted the provisions of FAS 158, including the requirement to measure the benefit obligation as of the date of the Company's year end, upon emergence from bankruptcy. Because the accounting for other postretirement benefit plans under fresh-start accounting, specifically FAS 141, requires a company to record a liability equal to the accumulated postretirement benefit obligation, there was no impact of adopting FAS 158.

Plan Amendment

During the third quarter of 2005, the Company announced plans to amend certain provisions of the United States postretirement health care plans, effective January 1, 2006. Depending on the category of the employee, the changes consist of discontinuing subsidized post-65 retiree health care coverage, except for certain grandfathered groups, and providing only non-subsidized retiree health care coverage for employees hired after December 31,

17. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (continued)

2005. The changes to the plan resulted in a net decrease of the accumulated postretirement benefit obligation of $42 million. This amount was accounted for as prior service cost, and a portion was amortized into net periodic postretirement benefit cost in the Predecessor first ten months of 2006. The remaining gain was subsequently recognized upon adoption of fresh-start accounting.

Postemployment Benefits

The Company may also provide benefits to former or inactive employees after employment but before retirement under certain conditions. These benefits include continuation of benefits such as health care and life insurance coverage. The accrued postemployment benefits liability at December 31, 2008, December 31, 2007, and December 31, 2006 were $26 million, $30 million, and $28 million, respectively, including current liabilities of $5 million in all years. The net periodic postemployment benefit expense was less than $1 million, $6 million, and $1 million for the Successor years ended December 31, 2008 and 2007, the Successor two months ended December 31, 2006 and the Predecessor ten months ended October 31, 2006, respectively.

18. CONTINGENT LIABILITIES AND OTHER MATTERS

In connection with the Debtors' emergence from Chapter 11 bankruptcy proceedings, the Company established a Disputed Distribution Reserve (as discussed more fully in Note 25) funded in the initial amount of approximately $85 million for the potential payment of certain non-tax claims against the Debtors that were disputed as of the Effective Date. The remaining reserve, in the amount of $31 million, is reflected as restricted cash on the Consolidated Balance Sheet as of December 31, 2008. See Note 25 to the Consolidated Financial Statements for a discussion of certain other bankruptcy-related matters.

Litigation

On September 1, 2006, various members of OCD's Investment Review Committee were named as defendants in a lawsuit captioned Brown v. Owens Corning Investment Review Committee, et al., in the United States District Court for the Northern District of Ohio (Western Division). Neither the Company nor OCD is named in the lawsuit but such individuals would have a contingent indemnification claim against OCD. The suit, brought by former employees of OCD, was brought under ERISA alleging that the defendants breached their fiduciary duties to certain pension benefit plans and to class members in connection with the investments in an OCD company common stock fund. A motion to dismiss was filed on behalf of the defendants on March 5, 2007. Subsequently, the court converted the Motion to Dismiss to a Motion for Summary Judgment. On March 31, 2008, the court denied the defendants' Motion for Summary Judgment. On April 15, 2008, the defendants filed a Motion for Reconsideration. On December 24, 2008, the court granted the defendants' Motion for Reconsideration and dismissed the action. On January 9, 2009, the plaintiffs filed a Motion to Amend Judgment. On February 6, 2009, the defendants filed an Opposition to Plaintiff's Motion to Amend Opinion and Order of Judgment.

Environmental Liabilities

We have been deemed by the Environmental Protection Agency ("EPA") to be a Potentially Responsible Party ("PRP") with respect to certain sites under the Comprehensive Environmental Response Compensation and Liability Act. We also have been deemed a PRP under similar state or local laws and in other instances other PRPs have brought suits against us as a PRP for contribution under such federal, state, or local laws. At December 31, 2008, we had environmental remediation liabilities as a PRP at 39 sites. Our environmental

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. CONTINGENT LIABILITIES AND OTHER MATTERS (continued)

liabilities at 20 of these sites will be resolved pursuant to the terms of the Plan and will be paid out of the Non-Tax Bankruptcy Reserve described in Note 25. At the other 19 sites, we have a continuing legal obligation to either complete remedial actions or contribute to the completion of remedial actions as part of a group of PRPs. For these sites we estimate a reserve in accordance with accounting principles generally accepted in the United States to reflect environmental liabilities that have been asserted or are probable of assertion, in which liabilities are probable and reasonably estimable. At December 31, 2008, our reserve for such liabilities was $8 million, of which $3 million is recorded in the Non-Tax Bankruptcy Reserve. We will continue to review our environmental reserve and make such adjustments as appropriate.

19. STOCK COMPENSATION PLANS

On October 31, 2006, all stock and stock options of the Predecessor were extinguished in accordance with the Plan (as described in Note 25) confirmed as a part of the Debtor's emergence from Chapter 11 bankruptcy proceedings.

2006 Stock Plan

In conjunction with the confirmation of the Plan (as described in Note 25), the Company's 2006 Stock Plan was approved by the United States Bankruptcy Court for the District of Delaware. In accordance with Section 303 of the Delaware General Corporation Law, such approval constituted stockholder approval of the 2006 Stock Plan. The 2006 Stock Plan became effective on October 31, 2006, the date that the Debtors emerged from Chapter 11 Bankruptcy. In December 2007, the stockholders approved the Owens Corning 2006 Stock Plan, as amended and restated ("2006 Stock Plan").

The 2006 Stock Plan authorizes grants of stock options, stock appreciation rights, restricted stock awards, restricted stock units, bonus stock awards and performance stock awards to be made pursuant to the Plan. Upon the Debtors' emergence from Chapter 11, the Company made a one-time emergence equity grant of stock options and restricted stock to all employees. At December 31, 2008, the maximum number of shares remaining available under the 2006 Stock Plan for all stock awards was 6,000,060.

Stock Options

The Company has granted stock options under its employee emergence equity program and its executive compensation programs. The Company calculated a weighted-average grant-date fair value using a Black-Scholes valuation model for options granted. In general, the exercise price of each option awarded under the 2006 Stock Plan was equal to the market price of the Company's common stock on the date of grant, and an option's maximum term is 10 years. The volatility assumption was based on a benchmark study of our peers.

Shares issued from the exercise of options are recorded in the common stock accounts at the option price. The number of awards and vesting periods of such awards are determined at the discretion of the Compensation Committee of the Board of Directors.

No options were granted during the year ended December 31, 2008.

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2007 was $9.28.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. STOCK COMPENSATION PLANS (continued)

The following table summarizes the assumptions that were used in the Company's Black Scholes valuation model to estimate the grant date fair value of the options granted:

	Successor	
	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006
Expected volatility	33.3%	34.0%
Expected dividends	1.5%	1.5%
Expected term (in years)	6.5	6.5
Risk-free rate	4.3%	4.6%

The following table summarizes our share option activity during the Successor years ended December 31, 2008 and 2007 and the Successor two months ended December 31, 2006:

	Successor					
	Twelve Months Ended December 31, 2008		Twelve Months Ended December 31, 2007		Two Months Ended December 31, 2006	
Successor	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Beginning balance	2,163,170	$29.90	2,123,100	$30.00	—	
Granted	—	—	69,470	$26.99	2,127,100	$30.00
Exercised	—	—	—	—	—	—
Forfeited	(64,800)	$30.00	(29,400)	$30.00	(4,000)	$30.00
Ending balance	2,098,370	$29.90	2,163,170	$29.90	2,123,100	$30.00

	Options Outstanding			Options Exercisable	
		Weighted-Average			
Range of Exercise Prices	Number Outstanding at 12/31/08	Remaining Contractual Life	Exercise Price	Number Exercisable at 12/31/08	Weighted-Average Exercise Price
$ 26.99 - $ 30.00	2,098,370	7.86	$29.90	—	$—

During the Successor years ended December 31, 2008 and 2007 and the Successor two months ended December 31, 2006, the Company recognized expense of $6 million, $10 million and $1 million, respectively, related to its stock options, of which $5 million, $9 million and $1 million, respectively, were recorded under the caption employee emergence equity program expense on the Consolidated Statements of Earnings (Loss). For the Successor year ended December 31, 2007, $1 million was recorded as a reclassification of stock option compensation expense to discontinued operations and restructuring. As of December 31, 2008, there was $4 million of total unrecognized compensation cost related to stock option awards. The total aggregate intrinsic value of options outstanding as of each December 31, 2008, 2007 and 2006 was less than $1 million.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. STOCK COMPENSATION PLANS (continued)

Restricted Stock Awards

The Company granted restricted stock awards and restricted stock units under its employee emergence equity program, Board of Director compensation plan, long-term incentive plan ("LTIP") and officer appointment program. Compensation expense for restricted stock awards is measured based on the market price of the stock at date of grant and is recognized on a straight-line basis over the vesting period. Stock restrictions are subject to alternate vesting plans for death, disability, approved early retirement and involuntary termination, over various periods ending in 2011.

The Company granted restricted stock awards under its CEO appointment program in which the restricted stock awards vest solely upon fulfilling a market condition. The market condition allows for 20 percent of the total granted shares to vest on the day the Company's stock price closes at or above each of five specified closing prices. The Company calculated the grant-date fair values, and derived service periods for each of the required closing price market conditions, using the Monte Carlo valuation model. Compensation expense for each stock price specified by the market condition is measured based on the individual grant-date fair values on a straight-line basis over the calculated derived service period. The program's derived service periods expire over various periods ending in 2011.

A summary of the status of the Company's plans that had restricted stock issued as of December 31, 2008, December 31, 2007 and December 31, 2006, and changes during the Successor years ended December 31, 2008 and December 31, 2007 and the Successor two months ended December 31, 2006 are presented below:

	Successor					
	Twelve Months Ended December 31, 2008		Twelve Months Ended December 31, 2007		Two Months Ended December 31, 2006	
Successor	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Beginning Balance	3,367,282	$29.57	3,030,150	$30.00	—	
Granted	789,040	$19.85	502,833	$27.09	3,057,050	$30.00
Vested	(32,400)	$17.81	(2,600)	$30.00	(500)	$30.00
Forfeited	(126,540)	$29.54	(163,101)	$30.00	(26,400)	$30.00
Ending Balance	3,997,382	$27.75	3,367,282	$29.57	3,030,150	$30.00

During the Successor years ended December 31, 2008 and 2007 and the Successor two months ended December 31, 2006, the Company recognized expense of $30 million, $39 million and $5 million, respectively, related to the Company's restricted stock, of which $21 million, $28 million and $5 million, respectively, was recorded under the caption employee emergence equity program expense on the Consolidated Statements of Earnings (Loss). For the Successor year ended December 31, 2007, $3 million was recorded under the caption marketing and administrative expenses in the Consolidated Statements of Earnings (Loss) and $5 million was recorded as a reclassification of stock compensation to discontinued operations in the Consolidated Statements of Earnings (Loss). For the Successor year ended December 31, 2007 and the Successor two months ended December 31, 2006, less than $1 million and $3 million, respectively, were recorded as reclassification of

19. STOCK COMPENSATION PLANS (continued)

restricted stock expense to restructuring. As of December 31, 2008, there was $28 million of total unrecognized compensation expense related to restricted stock, which is expected to be recognized over a weighted average period of 1.14 years. The total fair value of shares vested during each of the Successor years ended December 31, 2008 and 2007 and the Successor two months ended December 31, 2006 was less than $1 million.

Performance Stock Awards and Performance Stock Units

The Company grants performance stock awards and performance stock units as a part of its LTIP. In the first quarter of 2008 and second quarter of 2007, the Company granted performance stock, of which 50 percent will be settled in stock and 50 percent will be settled in cash. The amount of the performance stock ultimately distributed is contingent on meeting various company-wide performance goals. Compensation expense for performance stock settled in stock is measured based on the market price of the stock on the date of grant and is recognized on a straight-line basis over the vesting period. Compensation expense for performance stock settled in cash is measured based on the market price of the stock at the end of each quarter and is recognized on a straight-line basis over the vesting period.

The initial valuation of all performance stock granted assumes that performance goals will be achieved. This assumption is monitored each quarter and if it becomes probable that such goals will not be achieved or will be exceeded, compensation expense recognized will be adjusted and previous surplus compensation expense recognized will be reversed or additional expense will be recognized. This assumption has been adjusted during various quarters due to changes in expected market conditions. Stock restrictions are subject to alternate vesting plans for death, disability, approved early retirement and involuntary termination, over various periods ending in 2010.

A summary of the status of the Company's plans that had performance stock issued as of December 31, 2008 and 2007, and changes during the Successor years ended December 31, 2008 and 2007, are presented below. At December 31, 2006, the Company had no performance stock awards outstanding. The weighted-average grant date fair value for performance stock issued in 2008 and 2007 that will be settled in stock is $20.02 and $27.14, respectively.

	Successor			
	Twelve Months Ended December 31, 2008		Twelve Months Ended December 31, 2007	
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Beginning Balance	123,562	$27.14	—	$ —
Granted	599,772	21.40	129,772	27.14
Vested	—	—	—	—
Forfeited	(34,470)	26.00	(6,210)	27.14
Ending Balance	688,864	$22.42	123,562	$27.14

19. STOCK COMPENSATION PLANS (continued)

During the Successor years ended December 31, 2008 and December 31, 2007, the Company recognized expense of $7 million and $1 million, respectively, related to the Company's performance stock. As of December 31, 2008, there was $16 million of total unrecognized compensation expense related to performance stock, which is expected to be recognized over a weighted average period of 2.18 years.

Stock Appreciation Rights (SARs)

Stock appreciation rights represent the opportunity to receive stock or cash or a combination thereof granted by the Committee. The SAR can be issued in tandem with Incentive Stock Option or free-standing. If the SAR is issued in tandem then the base price shall be the purchase price per share of Common Stock of the related option. If the SAR is issued free-standing then the base price shall be determined by the Committee. As of December 31, 2008 no SARs have been granted.

Bonus Stock Awards

Bonus stock is a reward granted by the Committee that is not subject to performance measures or restriction periods. The stock is issued at the fair value of the stock on the grant date. During the Successor year ended December 31, 2008, the Company granted bonus stock awards resulting in expense of less than $1 million.

20. ACCUMULATED OTHER COMPREHENSIVE EARNINGS (DEFICIT)

A summary of changes within each classification of accumulated other comprehensive earnings (deficit) for the Successor years ended December 31, 2008 and 2007 follows (in millions):

	Currency Translation Adjustment	Pension and Other Postretirement Adjustment	Deferred Loss on Hedging Transactions	Accumulated Other Comprehensive Earnings (Deficit)
Balance at December 31, 2006	$ 2	$ 20	$ (5)	$ 17
Change	75	77	4	156
Balance at December 31, 2007	$ 77	$ 97	$ (1)	$ 173
Change	(83)	(254)	(19)	(356)
Balance at December 31, 2008	$ (6)	$(157)	$(20)	$(183)

21. WARRANTS

Upon the Company's emergence from bankruptcy, holders of the company obligated securities of entities holding solely parent debentures – subject to compromise and old common stock received warrants to purchase the Company's new common stock. Each holder of old OCD Subordinated Claims received one Series A warrant (representing the right to purchase one share of the Company's new common stock for $43.00). Each holder of existing OCD common stock claims received one Series B warrant (representing the right to purchase one share of the Company's new common stock for $45.25). The Company issued 17.5 million Series A warrants and 7.8 million Series B warrants on the Effective Date, of which 17.5 million Series A warrants and 7.8 million Series B warrant remain outstanding as of December 31, 2008. The Company has accounted for these warrants as equity instruments in accordance with Emerging Issues Task Force 00-19, "Accounting for Derivative Financial

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. WARRANTS (continued)

Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" since there is no option for cash or net-cash settlement when the warrants are exercised. Future exercises and forfeitures will reduce the amount of warrants. Exercises will increase the amount of common stock outstanding and additional paid in capital.

The aggregate fair value of the warrants at October 31, 2006 of $142.6 million and $60.2 million for the Series A warrants and Series B warrants, respectively, was estimated using the Black-Scholes valuation method with the following weighted-average assumptions:

	Warrants	
	Series A	Series B
Expected annual dividends	1.49%	1.49%
Risk free interest rate	4.6%	4.6%
Expected term (in years)	7.00	7.00
Volatility	34.0%	34.0%

No Series A warrants or Series B warrants have been exercised into common stock.

22. EARNINGS PER SHARE

The following table reconciles the weighted average number of shares used in the basic earnings per share calculation to the weighted average number of shares used to compute diluted earnings per share (in millions, except per share amounts):

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Amounts attributable to Owens Corning common stockholders:				
Earnings (loss) from continuing operations	$ (813)	$ 26	$ (74)	$ 8,030
Earnings (loss) from discontinued operations, net of tax	—	69	(11)	127
Net earnings (loss)	$ (813)	$ 95	$ (85)	$ 8,157
Weighted-average number of shares outstanding used for basic earnings per share	127.4	128.4	128.1	55.3
Non-vested restricted shares	—	0.6	—	—
Shares from assumed conversion of preferred securities	—	—	—	4.6
Weighted-average number of shares outstanding and common equivalent shares used for diluted earnings per share	127.4	129.0	128.1	59.9
Basic earnings (loss) per common share				
Basic earnings (loss) from continuing operations	$ (6.38)	$ 0.20	$ (0.58)	$145.20
Basic earnings (loss) from discontinued operations	—	0.54	(0.09)	2.30
Basic earnings (loss) per common share	$ (6.38)	$ 0.74	$ (0.67)	$147.50
Diluted earnings (loss) per common share				
Diluted earnings (loss) from continuing operations	$ (6.38)	$ 0.20	$ (0.58)	$134.06
Diluted earnings (loss) from discontinued operations	—	0.53	(0.09)	2.12
Diluted earnings (loss) per common share	$ (6.38)	$ 0.73	$ (0.67)	$136.18

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted-average number of shares of the Company's common stock outstanding during the period. Outstanding shares consist of issued shares less treasury stock. On February 21, 2007, the Company announced a share buy-back program under which the Company is authorized to repurchase up to 5% of the Company's outstanding common stock. The share buy-back program authorizes the Company to repurchase shares through open market, privately negotiated, or other transactions. The timing and actual number of shares of common stock repurchased will depend on market conditions and other factors and will be at our discretion. During the year ended December 31, 2008, the

22. EARNINGS PER SHARE (continued)

Company repurchased approximately 4.7 million shares of our common stock for an average price paid per share of $21.47. The cost of these treasury shares is shown as a reduction of stockholders' equity on the Consolidated Balance Sheet. At December 31, 2008 there were approximately 1.9 million shares remaining available for repurchase under the share buy-back program.

For the Successor year ended December 31, 2008, the number of shares used in the calculation of diluted earnings per share did not include 1.4 million of non-vested restricted stock, 1.4 million common equivalent shares of deferred awards, 17.5 million common equivalent shares from Series A Warrants and 7.8 million common equivalent shares from Series B Warrants due to their anti-dilutive effect.

For the Successor year ended December 31, 2007, the number of shares used in the calculation of diluted earnings per share did not include 2.2 million common equivalent shares of deferred awards, 17.5 million common equivalent shares from Series A Warrants and 7.8 million common equivalent shares from Series B Warrants due to their anti-dilutive effect.

For the Successor two months ended December 31, 2006, the number of shares used in the calculation of diluted earnings per share did not include 2.7 million common equivalent shares of non-vested restricted stock, 0.3 million common equivalent shares of restricted stock units, 2.1 million common equivalent shares of deferred awards, 17.5 million common equivalent shares from Series A Warrants and 7.8 million common equivalent shares from Series B Warrants due to their anti-dilutive effect.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement became effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within that fiscal year. On February 12, 2008 the FASB issued FASB Staff Position (FSP) FAS 157-2 which permitted a delay in the effective date of FAS 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted this statement for financial assets and financial liabilities and nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value on a recurring basis as of January 1, 2008. The effect of the adoption of this statement was not material, resulting only in increased disclosures.

FAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Items Measured at Fair Value on a Recurring Basis

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets and liabilities measured on a recurring basis as of December 31, 2008 (in millions):

Assets:	Total Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$166	$ 166	$ —	$ —
Derivative assets	2	—	2	—
Total assets	$168	$ 166	$ 2	$ —
Liabilities:				
Derivative liabilities	$(19)	$ —	$ (19)	$ —
Total liabilities	$(19)	$ —	$ (19)	$ —

Cash equivalents, by their nature, utilize Level 1 inputs in determining fair value. The Company measures the value of its natural gas hedge contracts and foreign currency forward contracts under Level 2 inputs as defined by FAS 157. The fair value of the Company's natural gas hedges is determined by a mark to market valuation based on forward curves using observable market prices and the fair value of its foreign currency forward contracts is determined using observable market transactions in over-the-counter markets.

Items Disclosed at Fair Value

Long-term notes receivable

The fair value has been calculated using the expected future cash flows discounted at market interest rates. The Company believes that the carrying amounts reasonably approximate the fair values of long-term notes receivable. Long-tem notes receivable were $14 million and $16 million as of December 31, 2008 and 2007, respectively.

Long-term debt

The fair value of the Company's long-term debt has been calculated based on quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities.

As of December 31, 2008, the Company's 6.50% Senior Notes due December 1, 2016 were trading at approximately 80% of par value and the 7.00% Senior Notes due December 1, 2036 were trading at approximately 70% of par value. As of December 31, 2007, the Company's 6.50% Senior Notes due December 1, 2016 were trading at approximately 91% of par value and the 7.00% Senior Notes due December 1, 2036 were trading at approximately 88% of par value. The Notes were issued in October 2006 at approximately 100% of par value and approximately 98% of par value, respectively, which reflected the differential between market interest rates and the coupon rate of the time of issuance.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

At December 31, 2008, the Company used a market participant approach to value the remaining long-term debt instruments. This approach, which utilized companies with similar debt ratings and outstanding instruments, approximates the fair value of the remaining long-term debt at $901 million. At December 31, 2007, the Company believed that the carrying amounts reasonably approximated the fair values of the remaining long-term debt instruments.

24. INCOME TAXES

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
	(in millions)			
Earnings (loss) from continuing operations before income taxes:				
United States	$(141)	$(101)	$(162)	$8,980
Foreign	259	123	57	41
Total	$ 118	$ 22	$(105)	$9,021
Income tax expense (benefit):				
Current				
United States	$ 2	$ 2	$ 1	$ 49
State and local	3	1	—	1
Foreign	51	30	13	57
Total current	56	33	14	107
Deferred				
United States	837	(38)	(51)	777
State and local	36	(10)	(3)	149
Foreign	2	7	5	(42)
Total deferred	875	(41)	(49)	884
Total income tax expense (benefit)	$ 931	$ (8)	$ (35)	$ 991

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. INCOME TAXES (continued)

The reconciliation between the United States federal statutory rate and the Company's effective income tax rate from continuing operations is:

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
United States federal statutory rate	35%	35%	35%	35%
State and local income taxes, net of federal tax benefit	—	(41)	4	4
Foreign tax rate differential	(25)	(123)	3	—
Change in valuation allowance	773	39	—	(3)
Fresh-start accounting adjustments	—	—	(10)	(4)
FIN 48 reserve adjustments	3	21	2	—
Effect of gain on settlement of liabilities subject to compromise	—	—	—	(22)
Other, net	3	33	(1)	1
Effective tax rate	789%	(36)%	33%	11%

As of December 31, 2008, the Company has not provided for withholding or United States federal income taxes on approximately $929 million of accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be either permanently reinvested or, if such earnings were remitted, the taxes payable on such remittance would not be material. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

At December 31, 2008, the Company had federal, state and foreign net operating loss carryforwards of $2.524 billion, $3.101 billion and $341 million, respectively. If not utilized, the federal and state net operating loss carryforwards will expire through 2028 while the foreign net operating loss carryforwards will begin to expire in 2009, with the majority having no expiration date.

The cumulative temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows (in millions):

	Successor			
	2008		2007	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Other employee benefits	$ 151	$ —	$ 132	$ —
Pension plans	92	—	22	—
Operating loss carryforwards	1,120	—	1,170	—
Depreciation	—	343	—	372
Amortization	—	456	—	461
State and local taxes	9	—	16	—
Other	180	—	138	—
Subtotal	1,552	799	1,478	833
Valuation allowances	(1,110)	—	(125)	—
Total deferred taxes	$ 442	$ 799	$1,353	$ 833

24. INCOME TAXES (continued)

Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured under enacted tax laws and regulations, as well as NOLs, tax credit and other carryforwards. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

During 2008, the Company recorded a non-cash charge of $906 million to establish an accounting valuation allowance against its United States deferred tax assets, related to its net operating losses, in accordance with FAS 109. In line with the guidelines provided in FAS 109, the valuation allowance was recorded based on the Company's United States losses before income taxes over 2007 and 2008 and its current estimates for near-term U.S. results, which have been adversely impacted by the continuing decline in United States housing starts. The Company will periodically review the accounting valuation allowance and will reverse the charge partially or totally, when, and if, appropriate under FAS 109.

The valuation allowance as of December 31, 2007 consisted of $122 million related to tax assets for certain state and foreign loss carryforwards and $3 million related to other items.

The Company, or one of its subsidiaries, files income tax returns in the United States and other foreign jurisdictions. With limited exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2004 or state and local examinations for years before 2001. The Internal Revenue Service ("IRS") effectively settled the Company's United States income tax returns for 2004 and 2005 and will commence an examination in the first quarter of 2009 for the years 2006 and 2007. The Company is also under examination for the income tax filings in various state and foreign jurisdictions. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that the gross unrecognized tax benefits balance may change within the next 12 months by a range of zero to $25 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Balance as at beginning of period (in millions)	$163	$152
Purchase accounting adjustments related to the Acquisition	8	—
Tax positions related to the current year		
Gross additions	2	3
Gross reductions	—	—
Tax positions related to prior years		
Gross additions	4	13
Gross reductions	(3)	(6)
Settlements	(74)	1
Lapses on statutes of limitations	(5)	—
Balance at end of period	$ 95	$163

The Company classifies all interest and penalties as income tax expense. As of December 31, 2008 and 2007, the Company recognized $20 million and $21 million, respectively, in liabilities for tax related interest and penalties on its Consolidated Balance Sheets and $1 million and $2 million, respectively, of interest expense on its Consolidated Statements of Earnings (Loss).

25. EMERGENCE FROM CHAPTER 11 PROCEEDINGS

On October 5, 2000 (the "Petition Date"), OCD and the 17 United States subsidiaries listed below (collectively with OCD, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "USBC"):

- CDC Corporation
- Engineered Yarns America, Inc.
- Falcon Foam Corporation
- Integrex
- Fibreboard Corporation
- Exterior Systems, Inc.
- Integrex Ventures LLC
- Integrex Professional Services LLC
- Integrex Supply Chain Solutions LLC
- Integrex Testing Systems LLC
- HOMExperts LLC
- Jefferson Holdings, Inc.
- Owens-Corning Fiberglas Technology, Inc.
- Owens Corning HT, Inc.
- Owens-Corning Overseas Holdings, Inc.
- Owens Corning Remodeling Systems, LLC
- Soltech, Inc.

Until October 31, 2006, the date on which the Debtors emerged from bankruptcy, the Debtors operated their businesses as debtors-in-possession in accordance with the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") were jointly administered under Case No. 00-3837 (JKF). The Debtors filed for relief under Chapter 11 of the Bankruptcy Code to address the growing demands on cash flow resulting from the multi-billion dollars of asbestos personal injury claims that had been asserted against OCD and Fibreboard Corporation.

Following a Confirmation Hearing on September 18, 2006, the USBC entered an Order on September 26, 2006 (the "Confirmation Order"), confirming the Debtors' Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-In-Possession (as Modified) (the "Plan"), and the Findings of Fact and Conclusions of Law Regarding Confirmation of the Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-In-Possession (the "Findings of Fact and Conclusions of Law"). On September 28, 2006, the United States District Court for the District of Delaware entered an order affirming the Confirmation Order and the Findings of Fact and Conclusions of Law. Pursuant to the Confirmation Order, the Plan became effective in accordance with its terms on October 31, 2006 (the "Effective Date").

Under the terms of the Plan and related Confirmation Order, asbestos personal injury claims against each of OCD and Fibreboard will be administered and distributions on account of such claims will be made, exclusively from the 524(g) Trust that has been established and funded pursuant to the Plan. In addition, all asbestos property damage claims against OCD or Fibreboard either (i) have been resolved, (ii) will be resolved pursuant to the Plan, along with certain other unsecured claims for an aggregate amount within the Company's Non-Tax Bankruptcy Reserve (defined below), or (iii) are barred pursuant to the Plan and Confirmation Order. Accordingly, other than the limited number and value of property damage claims being resolved pursuant to clause (ii) above, the Company has no further asbestos liabilities.

Pursuant to the terms of the Plan, the Company is obligated to make certain additional payments to certain creditors, including certain payments to holders of administrative expense priority claims and professional advisors in the Chapter 11 Cases. The Company had reserved approximately $31 million as of December 31, 2008 to pay remaining claims in the Bankruptcy of which approximately $31 million relates to non-tax claims (the "Non-Tax Bankruptcy Reserve"). Pursuant to the Plan, the Company has established a Disputed Distribution Reserve, funded in the amount of approximately $31 million as of December 31, 2008, which is reflected as restricted cash in the Consolidated Balance Sheet, for the potential payment of certain non-tax claims against the Debtors that were disputed as of the Effective Date.

25. EMERGENCE FROM CHAPTER 11 PROCEEDINGS (continued)

The amount for Chapter 11-related reorganization items in the Consolidated Statements of Earnings (Loss) consist of the following (in millions):

	Successor			Predecessor
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Two Months Ended December 31, 2006	Ten Months Ended October 31, 2006
Professional fees	$ 1	$ 2	$ 8	$111
Payroll and compensation	—	—	—	11
Investment income	—	—	1	(79)
Other, net	—	(2)	1	2
Total	$ 1	$—	$ 10	$ 45

26. ACCOUNTING PRONOUNCEMENTS

In December 2008, the FASB issued FASB Staff Position (FSP) No. FAS 132(R)-1, "Employer's Disclosure about Postretirement Benefit Plan Assets." This FSP provides guidance on an employer's disclosure about plan assets of a defined benefit pension or other postretirement plan. This staff position is effective for fiscal years ending after December 15, 2009 with early application permitted. Upon initial application, the provisions of this staff position are not required for earlier periods that are presented for comparative periods. The Company is in the process of evaluating the impact of adopting this statement on its disclosures.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This statement identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with accounting principles generally accepted in the United States for nongovernmental entities. This statement was effective on November 18, 2008. The adoption of this statement had no impact on the Company's Consolidated Financial Statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities." This statement requires expanded disclosures concerning derivative instruments and hedging activities and their effects on an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for years and interim periods beginning after November 15, 2008, with early application permitted. The Company adopted this statement effective January 1, 2009, and retrospectively recast the Notes to the Consolidated Financial Statements contained in this Report. The adoption of this statement resulted in additional disclosures.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB 51." This statement requires minority interests be reported as equity on the balance sheet, changes the reporting of net earnings to include both the amounts attributable to the affiliate's parent and the noncontrolling interest and clarifies the accounting for changes in a parent's interest in an affiliate. This statement is effective for financial statements issued for years beginning on or after December 15, 2008, including interim periods within that year. The provisions of this statement are to be applied prospectively, except that the presentation and disclosure requirements are to be applied retrospectively for all periods presented. The Company adopted this statement for noncontrolling

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26. ACCOUNTING PRONOUNCEMENTS (continued)

interests in the Consolidated Financial Statements as of January 1, 2009, and retrospectively recast the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements contained in this Report. The effect of the adoption of this statement was not material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations." This statement requires that in a business combination the acquirer recognize all purchased assets and assumed liabilities at fair value, that negative goodwill due to bargain purchases be recognized as a gain in the income statement and that acquisition costs and planned restructuring costs associated with the acquisition be separately recognized. This statement is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with an exception related to the accounting for valuation allowances on deferred taxes and acquired contingencies related to acquisitions completed before the effective date. This statement amends FAS 109 to require adjustments, made after the effective date of this statement, to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as income tax expense. Beginning January 1, 2009, the Company will apply the provisions of this statement to its accounting for applicable business combinations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement became effective for financial statements issued for years beginning after November 15, 2007 and interim periods within that year. On February 12, 2008 the FASB issued FASB Staff Position (FSP) FAS 157-2. This FSP permits a delay in the effective date of FAS 157 to years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of FAS 157. On February 14, 2008, the FASB issued FSP FAS 157-1 to exclude SFAS 13, Accounting for Leases, and its related interpretive accounting pronouncements from the scope of FAS 157. The Company adopted this statement for financial assets and financial liabilities and nonfinancial assets and nonfinancial liabilities disclosed or recognized at fair value on a recurring basis (at least annually) as of January 1, 2008. The effect of the adoption of this statement was not material. The Company has adopted the statement for nonfinancial assets and nonfinancial liabilities on January 1, 2009 and does not expect the adoption of this statement to have a material impact on its Consolidated Financial Statements.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27. QUARTERLY FINANCIAL INFORMATION (unaudited)

	Successor			
	Quarter			
	First	Second	Third	Fourth
	(in millions, except share data)			
2008				
Net sales	$1,353	$1,574	$1,629	$1,291
Cost of sales	1,159	1,317	1,358	1,091
Gross margin	194	257	271	200
Earnings from continuing operations before interest and taxes	21	74	113	26
Interest expense, net	32	29	29	26
Income tax expense	2	2	892	35
Earnings (loss) from continuing operations	(13)	42	(806)	(34)
Net earnings (loss) attributable to Owens Corning	(13)	41	(807)	(34)
BASIC EARNINGS (LOSS) PER COMMON SHARE				
Earnings (loss) from continuing operations attributable to Owens Corning common stockholders	$(0.10)	$ 0.31	$(6.35)	$(0.27)
Earnings (loss) from discontinued operations attributable to Owens Corning common stockholders	—	—	—	—
Basic net earnings (loss) per common share attributable to Owens Corning common stockholders	$(0.10)	$ 0.31	$(6.35)	$(0.27)
DILUTED EARNINGS (LOSS) PER COMMON SHARE				
Earnings (loss) from continuing operations attributable to Owens Corning common stockholders	$(0.10)	$ 0.31	$(6.35)	$(0.27)
Earnings (loss) from discontinued operations attributable to Owens Corning common stockholders	—	—	—	—
Diluted net earnings (loss) per common share attributable to Owens Corning common stockholders	$(0.10)	$ 0.31	$(6.35)	$(0.27)

During the three months ended December 31, 2008, the Company recorded additional pretax earnings of $2 million ($2 million after tax) related to prior periods. The effect was not material to previously issued financial statements.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27. QUARTERLY FINANCIAL INFORMATION (unaudited) (continued)

	Successor			
	Quarter			
	First	Second	Third	Fourth
	(in millions, except share data)			
2007				
Net sales	$1,124	$1,282	$1,268	$1,304
Cost of sales	936	1,046	1,055	1,165
Gross margin	188	236	213	139
Earnings (loss) from continuing operations before interest and taxes	33	74	83	(46)
Interest expense, net	32	31	27	32
Income tax expense (benefit)	—	14	16	(38)
Earnings (loss) from continuing operations	1	28	39	(39)
Earnings from discontinued operations, net of tax	1	—	8	—
Gain (loss) on sale of discontinued operations, net of tax	—	—	66	(6)
Net earnings (loss) attributable to Owens Corning	2	27	112	(46)
Amounts attributable to Owens Corning common stockholders:				
Income from continuing operations, net of tax	$ 1	$ 27	$ 38	$ (40)
Discontinued operations, net of tax	1	—	74	(6)
Net earnings (loss)	$ 2	$ 27	$ 112	$ (46)
BASIC EARNINGS (LOSS) PER COMMON SHARE				
Earnings (loss) from continuing operations attributable to Owens Corning common stockholders	$ 0.01	$ 0.21	$ 0.30	$ (0.31)
Earnings (loss) from discontinued operations attributable to Owens Corning common stockholders	0.01	—	0.57	(0.05)
Basic net earnings (loss) per common share attributable to Owens Corning common stockholders	$ 0.02	$ 0.21	$ 0.87	$ (0.36)
DILUTED EARNINGS (LOSS) PER COMMON SHARE				
Earnings (loss) from continuing operations attributable to Owens Corning common stockholders	$ 0.01	$ 0.21	$ 0.30	$ (0.31)
Earnings (loss) from discontinued operations attributable to Owens Corning common stockholders	0.01	—	0.57	(0.05)
Diluted net earnings (loss) per common share attributable to Owens Corning common stockholders	$ 0.02	$ 0.21	$ 0.87	$ (0.36)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following Condensed Consolidating Financial Statements present the financial information required with respect to those entities which guarantee certain of the Company's debt. The Condensed Consolidating Financial Statements are presented on the equity method. Under this method, the investments in subsidiaries are recorded at cost and adjusted for the Company's share of the subsidiaries' cumulative results of operations, capital contributions, distributions and other equity changes. The principal elimination entries eliminate investment in subsidiaries and intercompany balances and transactions.

Guarantor and Nonguarantor Financial Statements

As described in Note 15, Owens Corning issued $1.2 billion aggregate principal amount of Senior Notes. The Senior Notes and the Senior Credit Facilities are guaranteed, fully, unconditionally and jointly and severally, by each of Owens Corning's current and future 100% owned material domestic subsidiaries that are a borrower or a guarantor under Owens Corning's Credit Facilities, which permits changes to the named guarantors in certain situations (collectively, the "Guarantor Subsidiaries"). The remaining subsidiaries have not guaranteed the Senior Notes and the Senior Credit Facilities (collectively, the "Nonguarantor Subsidiaries"). As disclosed in Note 1, Owens Corning became the holding company and ultimate parent company of OCD and the other Owens Corning companies on October 31, 2006, as a part of the restructuring that was conducted in connection with OCD's emergence from bankruptcy.

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
FOR THE SUCCESSOR TWELVE MONTHS ENDED DECEMBER 31, 2008

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
NET SALES	$ —	$3,809	$2,338	$(300)	$5,847
COST OF SALES	(49)	3,365	1,909	(300)	4,925
Gross	49	444	429	—	922
OPERATING EXPENSES					
Marketing and administrative expenses	112	306	199	—	617
Science and technology expenses	—	51	18	—	69
Restructuring costs	—	2	5	—	7
Chapter 11-related reorganization items	—	1	—	—	1
Employee emergence equity program expense	—	20	6	—	26
(Gain) loss on sale of fixed assets and other	(88)	124	(68)	—	(32)
Total operating expenses	24	504	160	—	688
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES	25	(60)	269	—	234
Interest (income) expense, net	118	(7)	5	—	116
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	(93)	(53)	264	—	118
Income tax expense (benefit)	40	840	51	—	931
EARNINGS (LOSS) FROM CONTINUING OPERATIONS EQUITY IN NET EARNINGS (LOSS) OF AFFILIATES	(133)	(893)	213	—	(813)
Equity in net earnings (loss) of subsidiaries	(680)	213	—	467	—
Equity in net earnings (loss) of affiliates	—	—	2	—	2
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(813)	(680)	215	467	(811)
Discontinued operations					
Earnings (loss) from discontinued operations, net of tax	—	—	—	—	—
Gain on sale of discontinued operations, net of tax	—	—	—	—	—
Total earnings (loss) from discontinued operations	—	—	—	—	—
NET EARNINGS (LOSS)	(813)	(680)	215	467	(811)
Less: Net earnings (loss) attributable to noncontrolling interests	—	—	2	—	2
NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING	$(813)	$ (680)	$ 213	$ 467	$ (813)

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
FOR THE SUCCESSOR TWELVE MONTHS ENDED DECEMBER 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
NET SALES	$—	$3,525	$1,701	$(248)	$4,978
COST OF SALES	(39)	3,034	1,455	(248)	4,202
Gross	39	491	246	—	776
OPERATING EXPENSES					
Marketing and administrative expenses	85	315	98	—	498
Science and technology expenses	—	54	9	—	63
Restructuring costs	—	24	4	—	28
Chapter 11-related reorganization items	—	(1)	1	—	—
Employee emergence equity program expense	3	27	7	—	37
(Gain) loss on sale of fixed assets and other	(90)	95	1	—	6
Total operating expenses	(2)	514	120	—	632
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES	41	(23)	126	—	144
Interest (income) expense, net	130	(9)	1	—	122
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	(89)	(14)	125	—	22
Income tax expense (benefit)	(20)	(43)	55	—	(8)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE EQUITY IN NET EARNINGS (LOSS) OF AFFILIATES	(69)	29	70	—	30
Equity in net earnings (loss) of subsidiaries	164	86	—	(250)	—
Equity in net earnings (loss) of affiliates	—	—	(1)	—	(1)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	95	115	69	(250)	29
Discontinued operations					
Earnings (loss) from discontinued operations, net of tax	—	9	—	—	9
Gain on sale of discontinued operations, net of tax	—	40	20	—	60
Total earnings (loss) from discontinued operations	—	49	20	—	69
NET EARNINGS (LOSS)	95	164	89	(250)	98
Less: Net earnings (loss) attributable to noncontrolling interests	—	—	3	—	3
NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING	$ 95	$ 164	$ 86	$(250)	$ 95

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
FOR THE SUCCESSOR TWO MONTHS ENDED DECEMBER 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
NET SALES	$ —	$ 557	$260	$ (45)	$ 772
COST OF SALES	—	517	216	(45)	688
Gross	—	40	44	—	84
OPERATING EXPENSES					
Marketing and administrative expenses	—	73	13	—	86
Science and technology expenses	—	30	—	—	30
Restructuring costs	—	19	1	—	20
Chapter 11-related reorganization items	—	10	—	—	10
Employee emergence equity program expense	—	5	1	—	6
(Gain) loss on sale of fixed assets and other	—	9	(1)	—	8
Total operating expenses	—	146	14	—	160
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES	—	(106)	30	—	(76)
Interest expense, net	15	13	1	—	29
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	(15)	(119)	29	—	(105)
Income tax expense (benefit)	(6)	(35)	6	—	(35)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE EQUITY IN NET EARNINGS (LOSS) OF AFFILIATES	(9)	(84)	23	—	(70)
Equity in net earnings (loss) of subsidiaries	(76)	17	—	59	—
Equity in net earnings (loss) of affiliates	—	—	—	—	—
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(85)	(67)	23	59	(70)
Discontinued operations					
Earnings (loss) from discontinued operations, net of tax	—	(9)	(2)	—	(11)
Gain on sale of discontinued operations, net of tax	—	—	—	—	—
Total earnings (loss) from discontinued operations	—	(9)	(2)	—	(11)
NET EARNINGS (LOSS)	(85)	(76)	21	59	(81)
Less: Net earnings (loss) attributable to noncontrolling interests	—	—	4	—	4
NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING	$ (85)	$ (76)	$ 17	$ 59	$ (85)

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
FOR THE PREDECESSOR TEN MONTHS ENDED OCTOBER 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
NET SALES	$ —	$ 3,751	$1,175	$ (299)	$ 4,627
COST OF SALES	—	3,079	933	(299)	3,713
Gross	—	672	242	—	914
OPERATING EXPENSES					
Marketing and administrative expenses	—	339	69	—	408
Science and technology expenses	—	41	7	—	48
Restructuring costs	—	12	—	—	12
Chapter 11-related reorganization items	—	45	—	—	45
Provision (credit) for asbestos litigation claims (recoveries)	—	(125)	125	—	—
Employee emergence equity program expense	—	(13)	—	—	(13)
(Gain) loss on sale of fixed assets and other	—	(133)	68	—	(65)
Total operating expenses	—	166	269	—	435
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES	—	506	(27)	—	479
Interest expense, net	—	238	3	—	241
Gain on settlement of liabilities subject to compromise	—	(5,853)	(11)	—	(5,864)
Fresh-start accounting adjustments	—	(3,144)	225	—	(2,919)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	—	9,265	(244)	—	9,021
Income tax expense (benefit)	—	993	(2)	—	991
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE EQUITY IN NET EARNINGS (LOSS) OF AFFILIATES	—	8,272	(242)	—	8,030
Equity in net earnings of subsidiaries	8,157	(243)	—	(7,914)	—
Equity in net earnings (loss) of affiliates	—	4	—	—	4
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	8,157	8,033	(242)	(7,914)	8,034
Discontinued operations					
Earnings (loss) from discontinued operations, net of tax	—	125	2	—	127
Gain on sale of discontinued operations, net of tax	—	—	—	—	—
Total earnings (loss) from discontinued operations	—	125	2	—	127
NET EARNINGS (LOSS)	8,157	8,158	(240)	(7,914)	8,161
Less: Net earnings (loss) attributable to noncontrolling interests	—	1	3	—	4
NET EARNINGS (LOSS) ATTRIBUTABLE TO OWENS CORNING	$8,157	$ 8,157	$ (243)	$(7,914)	$ 8,157

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
FOR THE SUCCESSOR AS OF DECEMBER 31, 2008

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ 163	$ 14	$ 59	$ —	$ 236
Receivables, net	—	239	337	—	576
Due from affiliates	662	671	135	(1,468)	—
Inventories	—	546	353	—	899
Restricted cash – disputed claims reserve	—	31	—	—	31
Assets held for sale – current	—	—	13	—	13
Other current assets	3	22	77	—	102
Total current assets	828	1,523	974	(1,468)	1,857
Investment in subsidiaries	4,975	1,383	—	(6,358)	—
Property, plant and equipment	456	1,279	1,084	—	2,819
Goodwill	—	1,094	30	—	1,124
Intangible assets	—	1,076	543	(429)	1,190
Deferred income taxes	—	110	(68)	—	42
Assets held for sale – non-current	—	3	—	—	3
Other non-current assets	23	74	90	—	187
TOTAL ASSETS	$6,282	$6,542	$2,653	$(8,255)	$7,222
LIABILITIES AND EQUITY					
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	$ 101	$ 498	$ 513	$ —	$1,112
Due to affiliates	898	78	492	(1,468)	—
Accrued interest	9	—	—	—	9
Short-term debt	—	—	30	—	30
Long-term debt – current portion	—	3	13	—	16
Liabilities held for sale – current	—	—	8	—	8
Total current liabilities	1,008	579	1,056	(1,468)	1,157
Long-term debt, net of current portion	2,108	33	31	—	2,172
Pension plan liability	—	212	96	—	308
Other employee benefits liability	—	252	18	—	270
Deferred income taxes	—	400	—	—	400
Commitments and contingencies					
Other liabilities	428	91	27	(429)	117
OWENS CORNING STOCKHOLDERS' EQUITY					
Successor preferred stock	—	—	—	—	—
Successor common stock	1	—	—	—	1
Additional paid in capital	3,824	5,567	1,067	(6,634)	3,824
Retained earnings (accumulated deficit)	(803)	(592)	316	276	(803)
Accumulated other comprehensive earnings	(183)	—	—	—	(183)
Cost of common stock in treasury	(101)	—	—	—	(101)
Total Owens Corning stockholders' equity	2,738	4,975	1,383	(6,358)	2,738
Noncontrolling interest	—	—	42	—	42
Total equity	2,738	4,975	1,425	(6,358)	2,780
TOTAL LIABILITIES AND EQUITY	$6,282	$6,542	$2,653	$(8,255)	$7,222

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
FOR THE SUCCESSOR AS OF DECEMBER 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ —	$ 40	$ 95	$ —	$ 135
Receivables, net	—	246	475	—	721
Due from affiliates	135	629	115	(879)	—
Inventories	—	485	303	—	788
Restricted cash – disputed claims reserve	—	33	—	—	33
Assets held for sale – current	—	—	53	—	53
Other current assets	—	60	44	—	104
Total current assets	135	1,493	1,085	(879)	1,834
Investment in subsidiaries	5,847	1,378	—	(7,225)	—
Due from affiliates	—	25	—	(25)	—
Property, plant and equipment	472	1,263	1,042	—	2,777
Goodwill	—	1,146	28	—	1,174
Intangible assets	—	1,095	115	—	1,210
Deferred income taxes	20	505	(41)	—	484
Assets held for sale – non-current	—	—	173	—	173
Other non-current assets	16	79	104	—	199
TOTAL ASSETS	$6,490	$6,984	$2,506	$(8,129)	$7,851
LIABILITIES AND EQUITY					
CURRENT					
Accounts payable and accrued liabilities	$ (2)	$ 558	$ 581	$ —	$1,137
Due to affiliates	587	81	211	(879)	—
Accrued interest	10	1	1	—	12
Short-term debt	—	—	47	—	47
Long-term debt – current portion	—	1	9	—	10
Liabilities held for sale – current	—	—	40	—	40
Total current liabilities	595	641	889	(879)	1,246
Long-term debt, net of current portion	1,928	20	45	—	1,993
Due to affiliates	—	—	25	(25)	—
Pension plan liability	—	53	93	—	146
Other employee benefits liability	—	269	24	—	293
Commitments and contingencies	—	—	—	—	—
Liabilities held for sale – non-current	—	—	8	—	8
Other liabilities	—	154	7	—	161
OWENS CORNING STOCKHOLDERS' EQUITY					
Successor preferred stock	—	—	—	—	—
Successor common stock	1	—	—	—	1
Additional paid in capital	3,784	5,759	1,275	(7,034)	3,784
Retained earnings (accumulated deficit)	10	88	103	(191)	10
Accumulated other comprehensive earnings	173	—	—	—	173
Cost of common stock in treasury	(1)	—	—	—	(1)
Total Owens Corning stockholders' equity	3,967	5,847	1,378	(7,225)	3,967
Noncontrolling interest	—	—	37	—	37
Total equity	3,967	5,847	1,415	(7,225)	4,004
TOTAL LIABILITIES AND EQUITY	$6,490	$6,984	$2,506	$(8,129)	$7,851

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SUCCESSOR TWELVE MONTHS ENDED DECEMBER 31, 2008

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
NET CASH FLOW PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$ —	$ 328	$(135)	$—	$ 193
NET CASH FLOW PROVIDED BY (USED FOR) INVESTING ACTIVITIES					
Additions to plant and equipment	(74)	(218)	(142)	—	(434)
Proceeds from the sale of assets or affiliates	24	(3)	251	—	272
Net cash flow provided by (used for) investing activities	(50)	(221)	109	—	(162)
NET CASH FLOW PROVIDED BY (USED FOR) FINANCING ACTIVITIES					
Proceeds from long-term debt	—	—	12	—	12
Payments on long-term debt	—	—	(9)	—	(9)
Payments of note payable to 524(g) Trust	—	—	—	—	—
Payments on revolving credit facility	1,135	—	—	—	1,135
Proceeds from revolving credit facility	(955)	—	—	—	(955)
Net increase (decrease) in short-term debt	—	—	(16)	—	(16)
Purchases of treasury stock	(100)	—	—	—	(100)
Parent loans and advances	133	(133)	—	—	—
Net cash flow provided by (used for) financing activities	213	(133)	(13)	—	67
Effect of exchange rate changes on cash	—	—	3	—	3
NET DECREASE IN CASH AND CASH EQUIVALENTS	163	(26)	(36)	—	101
Cash and cash equivalents at beginning of period	—	40	95	—	135
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 163	$ 14	$ 59	$—	$ 236

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SUCCESSOR TWELVE MONTHS ENDED DECEMBER 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
NET CASH FLOW PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$ —	$ (325)	$ 507	$—	$ 182
NET CASH FLOW PROVIDED BY (USED FOR) INVESTING ACTIVITIES					
Additions to plant and equipment	—	(194)	(53)	—	(247)
Investment in subsidiaries and affiliates, net of cash acquired	—	(53)	(567)	—	(620)
Proceeds from the sale of assets or affiliates	394	12	31	—	437
Net cash flow provided by (used for) investing activities	394	(235)	(589)	—	(430)
NET CASH FLOW USED FOR FINANCING ACTIVITIES					
Proceeds from long-term debt	600	—	17	—	617
Payments on long-term debt	(54)	—	(31)	—	(85)
Payments of note payable to 524(g) Trust	—	(1,390)	—	—	(1,390)
Payments on revolving credit facility	(573)	—	—	—	(573)
Proceeds from revolving credit facility	713	—	—	—	713
Net increase (decrease) in short-term debt	—	—	(13)	—	(13)
Parent loans and advances	(1,080)	1,080	—	—	—
Net cash flow used for financing activities	(394)	(310)	(27)	—	(731)
Effect of exchange rate changes on cash	—	—	25	—	25
NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(870)	(84)	—	(954)
Cash and cash equivalents at beginning of period	—	906	183	—	1,089
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ —	$ 36	$ 99	$—	$ 135

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SUCCESSOR TWO MONTHS ENDED DECEMBER 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
NET CASH FLOW PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$—	$ 19	$ (4)	$—	$ 15
NET CASH FLOW USED FOR INVESTING ACTIVITIES					
Additions to plant and equipment	—	(60)	(17)	—	(77)
Investment in subsidiaries and affiliates, net of cash acquired	—	—	—	—	—
Proceeds from the sale of assets or affiliates	—	—	—	—	—
Net cash flow used for investing activities	—	(60)	(17)	—	(77)
NET CASH FLOW USED FOR FINANCING ACTIVITIES					
Proceeds from long-term debt	—	24	5	(24)	5
Payments on long-term debt	—	—	(29)	24	(5)
Net increase (decrease) in short-term debt	—	—	1	—	1
Payments to pre-petition lenders	—	(55)	—	—	(55)
Net cash flow used for financing activities	—	(31)	(23)	—	(54)
Effect of exchange rate changes on cash	—	—	—	—	—
NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(72)	(44)	—	(116)
Cash and cash equivalents at beginning of period	—	978	227	—	1,205
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$906	$183	$—	$1,089

OWENS CORNING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

OWENS CORNING AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PREDECESSOR TEN MONTHS ENDED OCTOBER 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
NET CASH FLOW PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$ —	$(2,044)	$ 141	$ —	$(1,903)
NET CASH FLOW USED FOR INVESTING ACTIVITIES					
Additions to plant and equipment	—	(218)	(66)	—	(284)
Investment in subsidiaries and affiliates, net of cash acquired	—	—	(47)	—	(47)
Proceeds from the sale of assets or affiliates	—	82	—	—	82
Net cash flow used for investing activities	—	(136)	(113)	—	(249)
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES					
Payment of equity commitment fees	(115)	—	—	—	(115)
Proceeds from long-term debt	—	—	21	—	21
Payments on long-term debt	—	—	(13)	—	(13)
Net increase (decrease) in short-term debt	—	—	3	—	3
Payments to pre-petition lenders	—	(1,461)	—	—	(1,461)
Proceeds from issuance of bonds	1,178	—	—	—	1,178
Proceeds from issuance of new stock	2,187	—	—	—	2,187
Debt issuance costs	(10)	—	—	—	(10)
Parent loans and advances	(3,240)	3,240	—	—	—
Other	—	2	—	—	2
Net cash flow provided by financing activities	—	1,781	11	—	1,792
Effect of exchange rate changes on cash	—	—	6	—	6
NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(399)	45	—	(354)
Cash and cash equivalents at beginning of period	—	1,377	182	—	1,559
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ —	$ 978	$ 227	$ —	$ 1,205

MARKET FOR OWENS CORNING'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Owens Corning's common stock trades on the New York Stock Exchange under the symbol "OC." The following table sets forth the high and low sales prices per share of Owens Corning common stock for each quarter from January 1, 2007 through December 31, 2008.

Successor		
Period	**High**	**Low**
First Quarter 2007	$33.75	$26.60
Second Quarter 2007	$36.93	$30.00
Third Quarter 2007	$33.73	$22.74
Fourth Quarter 2007	$27.15	$19.73
First Quarter 2008	$22.90	$16.20
Second Quarter 2008	$28.58	$17.90
Third Quarter 2008	$27.34	$19.68
Fourth Quarter 2008	$24.26	$10.05

Holders of Common Stock

The number of stockholders of record of Owens Corning's Successor common stock on January 31, 2009 was 14,388.

Dividends

Owens Corning did not pay dividends on its common stock during the two most recent years. The payment of any future dividends to our stockholders will depend on decisions that will be made by our Board of Directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, corporate law restrictions, capital requirements, the applicable laws of the State of Delaware and business prospects. Although our Board of Directors is expected to consider the payment of quarterly dividends, there can be no assurance we will pay any dividend, or if declared, the amount of such dividend. Additionally, the terms of our Senior Credit Facilities restrict our ability to declare or pay dividends.

As a consequence of certain provisions of the Company's Senior Notes and Senior Credit Facilities, the Company and its subsidiaries are subject to certain restrictions on their ability to pay dividends and to transfer cash and other assets to each other and to their affiliates.

PERFORMANCE GRAPH

The following graph shows a comparison from November 1, 2006 (the date our common stock commenced trading on the New York Stock Exchange ("NYSE")) through December 31, 2008 of the cumulative total returns for Owens Corning's common stock, the S&P 500 Index and the Dow Jones US Building Materials & Fixtures Index. Such returns are based on historical results and are not intended to suggest future performance.

COMPARISON OF 26 MONTH CUMULATIVE TOTAL RETURN*
Among Owens Corning, The S&P 500 Index
And The Dow Jones US Building Materials & Fixtures Index


$140
$120
$100
$80
$60
$40
$20
$0
11/06
11/06
12/06
1/07
2/07
3/07
4/07
5/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07
1/08
2/08
3/08
4/08
5/08
6/08
7/08
8/08
9/08
10/08
11/08
12/08
Owens Corning
S&P 500
Dow Jones US Building Materials & Fixtures

*$100 invested on 11/1/06 in stock or 10/31/06 in index-including reinvestment of dividends.
Fiscal year ending December 31.

CERTIFICATIONS

In December 2008, Owens Corning submitted to the NYSE the required annual certification that our Chief Executive Officer is unaware of any violation by the Company of NYSE corporate governance standards under Section 303A.12(a) of the NYSE listed company manual. The Company also filed with the Commission as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 the certifications of our Chief Executive Officer and Chief Financial Officer as required by Section 302 of the Sarbanes-Oxley Act of 2002.

DIRECTORS AND EXECUTIVE OFFICERS OF OWENS CORNING AS OF OCTOBER 28, 2009

DIRECTORS

Michael H. Thaman
Chairman of the Board, President and Chief Executive Officer, Owens Corning

F. Philip Handy
CEO of Strategic Industries, a worldwide diversified service and manufacturing company

Joseph F. Neely
Lead Director of GoldToe Moretz, LLC, a leading manufacturer of hosiery sold under the Gold Toe brand names

Norman P. Blake, Jr.
Formerly Chairman, President and Chief Executive Officer of Comdisco, Inc., global technology services

Landon Hilliard
Partner with Brown Brothers Harriman & Co., private bankers

W. Ann Reynolds
Formerly President and Professor of Biology at The University of Alabama at Birmingham

Gaston Caperton
President and Chief Executive Officer of The College Board, a not-for-profit educational association

Ann Iverson
President and Chief Executive Officer of International Link, an international consulting firm

Robert B. Smith, Jr.
Director of the Virginia Environmental Endowment, a nonprofit, funded, grant making corporation dedicated to improving the environment

William W. Colville
Retired, former Senior Vice President, General Counsel and Secretary, Owens Corning

James J. McMonagle
Of Counsel at Vorys, Sater, Seymour & Pease LLP, a law firm

Daniel K. K. Tseung
Managing Director at Sun Hung Kai Properties Direct Investments Ltd., the private equity division of one of Asia's largest conglomerates

Ralph F. Hake
Formerly Chairman and Chief Executive Officer for the Maytag Corporation, manufacturer of home and commercial appliances

W. Howard Morris
Chief Investment Officer of Prairie & Tireman Capital Management, an investment partnership

EXECUTIVE OFFICERS

Michael H. Thaman
Chairman of the Board, President and Chief Executive Officer

David L. Johns
Senior Vice President and Chief Supply Chain and Information Technology Officer

Duncan J. Palmer
Senior Vice President and Chief Financial Officer

Karel K. Czanderna
Group President, Building Materials

Stephen K. Krull
Senior Vice President, General Counsel and Secretary

Daniel T. Smith
Senior Vice President, Human Resources

Charles E. Dana
Group President, Composite Solutions

Mark W. Mayer
Vice President and Chief Accounting Officer

OWENS CORNING

INNOVATIONS FOR LIVING™

OWENS CORNING WORLD HEADQUARTERS
ONE OWENS CORNING PARKWAY
TOLEDO, OHIO, U.S.A. 43659

PRINTED WITH SOY INK™

FSC
Mixed Sources
Product group from well managed forests, controlled sources and recycled wood or fiber
Cert no. SCS-COC-00648
www.fsc.org
1996 Forest Stewardship Council